
12026463



ROGERS
CORPORATION

2011 Annual Report

Creating a Bright Future


2011

Rogers Corporation
Solving Tomorrow's Challenges Today

At Rogers Corporation (NYSE:ROG), we are passionate about helping the world's leading innovators solve their toughest challenges. We are the world's technology leaders in innovative solutions for power electronics, advanced foams for cushioning and protective sealing, and high-frequency printed circuit materials. When reliability, efficiency and performance are critical, design engineers partner with Rogers to develop and deliver the material technologies they require.

Rogers' advanced Printed Circuit Materials are essential to the ongoing global communications revolution, helping to ensure the high frequencies vital for 3G and 4G wireless networks, power amplifiers and high speed digital systems. Its High Performance Foams cushion, seal and protect a wide array of ground-breaking products from tablet computers to hybrid electric vehicles. The Company's innovative Power Electronics Solutions are at the heart of today's high speed trains, energy efficient motor drives, and alternative energy sources that will help ensure a cleaner future.

With over 180 years of experience in solving technical challenges, Rogers continues to expand its capabilities and global reach to serve customers around the globe. Headquartered in Rogers, Connecticut, USA, the Company operates manufacturing facilities in the United States, Belgium, China, Germany, and South Korea. The Company also has joint ventures in China and Japan, and sales offices worldwide.

For more information, visit www.rogerscorp.com.

Financial Highlights – Continuing Operations

(US DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

	2011	2010	2009	2008	2007
Net Sales	**$ 553.2**	$ 378.2	$ 291.6	$ 365.2	$ 412.7
YEAR / YEAR PERCENT CHANGE	**46%**	30%	(20%)	(12%)	(4%)
Income Before Taxes	**$ 55.1**	$ 44.1	$ (16.4)	$ 28.2	$ 23.8
Net Income	**$ 43.8**	$ 38.3	$ (59.1)	$ 23.7	$ 20.8
YEAR / YEAR PERCENT CHANGE	**14%**	165%	(349%)	14%	(55%)
Basic Earnings Per Share	**$ 2.73**	$ 2.43	$ (3.77)	$ 1.38	$ 1.25
Diluted Earnings Per Share	**$ 2.62**	$ 2.39	$ (3.77)	$ 1.36	$ 1.23
Shareholders Equity	**$ 338.3**	$ 330.5	$ 293.0	$ 336.1	$ 364.0
Long-Term Debt and Lease Obligation, Less Current Maturities	**$ 122.6**	$ –	$ –	$ –	$ –

Sales
US DOLLARS IN MILLIONS


600
500
400
300
200
100
0
07
08
09
10
11

OTHER SALES
CORE SALES

Net Income
US DOLLARS IN MILLIONS


50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
(60)
07
08
09
10
11

Diluted Earnings Per Share
US DOLLARS


3.0
2.0
1.0
0
(1.0)
(2.0)
(3.0)
(4.0)
07
08
09
10
11

2011 Percentage of Sales by Market



Growth Drivers
- **26%** Internet
- **26%** Clean Technology
- **8%** Mass Transit

Other Markets
- **9%** Industrial
- **7%** Defense
- **6%** Cell Phones (non-internet)
- **6%** Automotive
- **4%** Consumer Electronics
- **3%** Medical and Personal Protection
- **2%** Printing
- **3%** Other

2011 Percentage of Sales by Region



- **49%** Asia
- **28%** Europe
- **20%** United States
- **3%** Other

Creating a Bright Future

It is a great honor and privilege to have been selected to lead Rogers Corporation. I look forward to guiding Rogers to reach new levels of growth as we work together to create a bright future for our customers, employees, and shareholders.

I joined Rogers in early October 2011, bringing over 30 years of leadership experience in the world of specialty materials. Over my career with specialty chemical maker Rohm and Haas, now part of Dow Chemical, I led a broad array of global businesses and spent ten years leading organizations in Asia where the commitment to speed and flexibility is inspiring. The insights, skills and experience I gained have prepared me well to drive Rogers forward in growing our businesses around the world.



2011 Performance

We achieved record revenue in 2011, and delivered the following financial performance from our continuing operations:

- Sales increased 46% to an all-time record of $553.2 million
- Net income increased 14% to $43.8 million
- Earnings per share increased 10% to $2.62

The growth of Rogers continues to accelerate due to our focus on three significant megatrends that are transforming the world around us – the growth of the internet, investment in clean technology and expansion of mass transit. This year 60% of our Company's were in these megatrend markets, up from 40% last year, with new opportunities and design wins continuing to build momentum as we enter 2012.

During 2011, Rogers benefited from strategic moves that expanded our capabilities in our core markets. In the growing power electronics solutions market, we purchased Curamik Electronics GmbH, a manufacturer of power electronic substrates and the market leader in direct bond copper ceramic substrate products. These products are critical in the design of intelligent power management devices such as Insulated Gate Bipolar Transistor (IGBT) modules. We successfully integrated Curamik manufacturing operations in Germany and its global commercial organization, resulting in significant revenue enhancement to Rogers and a broader portfolio of power electronics solutions to address applications in clean technology.

As part of our continued expansion of participation in the internet growth sector, we entered into a strategic alliance with Hitachi Chemical Co., Ltd. for High Speed Digital printed circuit material solutions. The alliance enables Rogers and Hitachi Chemical to provide customers with an expanded portfolio of products, faster design turnaround and enhanced technical support to meet rapidly growing demand for high speed digital circuit materials. These materials enable high speed servers, routers, and other telecommunication devices to transfer data at increased speeds to support the rapidly growing demand in internet data and video transmission services.

Propelled by the increased use of mobile internet devices such as smart phones and tablet computers, our sales of High Performance Foams achieved record year over year growth of 18.6% to $177.6 million. With the continued global increase in demand for mobile internet devices along with the expansion of applications in mass transit, electric vehicles and safety equipment, we expect to see continued solid growth in Rogers' foams business.

Despite significant growth earlier in the year, fourth quarter performance yielded lower than originally anticipated sales and earnings for Rogers. Sales volume declined in our Curamik Electronics Solutions, Power Distribution Systems and Printed Circuit Materials business units. We believe the lower than expected demand was directly related to market uncertainty caused by the economic crisis in Europe as well as the slowing growth and spending in China, particularly on infrastructure projects in railway, as well as in wind and solar power. In addition, lower demand in the wireless infrastructure market due to aggressive year-end inventory management across the supply chain, and curtailed end of year network infrastructure spending, adversely affected our Printed Circuit Materials sales. However, we remain very confident in the mid and long term strength of our markets.

The Rogers of the Future

As Rogers begins its 180th year as a company, it has an impressive foundation to build upon for the future. The Company has a broad portfolio of unique technologies, a strong reputation for reliability and innovation, an exceptional worldwide manufacturing presence, and an extraordinary team of talented and dedicated people serving customers and partners around the globe. Despite all we have accomplished, I believe that our greatest opportunities lie ahead.

We are cautious in the near term about the general economic conditions around the world. However, given the underlying demand for solutions to support the growth across our megatrends, we believe many of our markets will recover as we move through 2012. Rogers will continue to invest in enabling technology, additional capacity and the talent needed to support continued growth, improve margins, and deliver even greater value to our customers and shareholders.

Looking ahead, the team at Rogers will be guided by our vision to be the leading innovative, growth-oriented, high technology materials solutions provider for our chosen markets. We will endeavor to achieve double-digit annual organic growth with double-digit operating profit as a percentage of sales. Our businesses will move with speed and agility by ensuring that we constantly streamline and simplify as we grow. Underlying our vision is a continued commitment to the Company's core values. As always, Rogers will put safety first and continue to conduct our business in an ethical and sustainable manner.

To achieve our vision, we will transform Rogers from a product-focused company into a high growth solutions-focused technology company. We will grow by continuing to create valued technology for markets driven by global megatrends. Our customer-centric organization will continuously strive for excellence in every aspect of conducting business throughout our entire organization worldwide.

During 2012 and beyond, Rogers will strive to improve profitability and performance by streamlining and simplifying its organization and processes, strengthening supply chain and manufacturing efficiencies, and implementing rigorous portfolio management across our businesses. The management team has already taken initial decisive steps to streamline our organization, reduce costs, and improve our line of sight to our customers. For example, in the first quarter of 2012, we realigned our global sales team and consolidated the senior leadership of the Company. Going forward, Rogers will pursue other initiatives aimed at further streamlining the Company, improving its operating effectiveness and creating a sustainable cost structure that will strengthen our long term competitiveness.

Rogers has a bright future ahead. Our Company is well-positioned to capitalize on the technology needs and strong growth trends in our core markets. I see in Rogers a company of great promise that can deliver even greater value for customers and shareholders in the years to come. I look forward to working with our talented and dedicated team to leverage our strengths and lead the changes that will enable us to achieve that promise.

Sincerely,



Bruce D. Hoechner
President and Chief Executive Officer

March 2012

Megatrend Growth Drivers

Rogers continues to focus on three global megatrends and to explore others. We see continued growth in demand for internet infrastructure and devices, clean technology, and more sustainable mass transit as key drivers of growth for Rogers today and in the future.

In 2011, 60% of the Company's total revenues were derived from these megatrend markets.

Rogers products help enable changes in how the world communicates, generates energy, and travels across the globe. Rogers is proud to be helping build a brighter and more efficient future.

Through our focus on significant megatrends that are transforming our world, we are accelerating growth for Rogers and helping create a bright future.

Enabling Internet Growth

Speed, Reliability and Protection

Every day consumer demand for mobile computing, smart phones and internet bandwidth continues to increase. To stay ahead of the curve, Rogers' materials technologies are constantly evolving to enable the growth and performance of the latest devices and the global systems that connect them.

High Speed Connections

Our advanced circuit materials are essential enablers of next generation telecommunication applications from high speed digital to wireless and wired networks.



Sealing and Protecting

To solve the design challenges of the latest tablet computers and smart phones, Rogers is constantly adding new engineered solutions like PORON® ShockSeal™ foam to its broad portfolio of ultra-thin cushioning materials to seal and protect devices from dust, moisture and impact. This innovative cushioning material has been shown to be four times better than materials typically used at reducing impact force in large screen tablet displays.

Solving Mass Transit Challenges

Dependability, Comfort and Safety

Increasing urbanization worldwide, combined with the growing concern for the environment, continues to drive demand for new and more efficient modes of transportation. Today's mass transit solutions such as high-speed trains require innovative, high-reliability products and materials to ensure reliable performance, passenger comfort and safety.

Propelling High Speed

Rogers' power distribution systems are enabling efficient power conversion in rail propulsion systems worldwide.



Engineering a Better Ride

Our engineered seating, sealing, and vibration management solutions help designers of planes and trains meet stringent requirements for safety and performance.

Empowering Clean Technology

Performance, Efficiency and Reliability

Demand for cleaner sources of energy continues to be a clear global imperative. Rogers is helping achieve a greener planet by providing engineered materials and components to empower a wide array of alternative energy sources such as solar, wind, energy efficient motor drives and hybrid and electric vehicles.

Enabling Power Efficiency

Adding low-carbon power to the grid through a new concentrated solar power plant or wind farm requires innovative technologies to manage and distribute power. Our direct bond copper substrates provide compact interconnections to form an electric circuit and manage heat for concentrated photovoltaics and electric motor drives.

Distributing the Power

Our laminated busbars ensure high reliability distribution of electrical power for wind and solar inverters.



Electric Vehicle Solutions

Designers of electric and hybrid electric vehicles rely on Rogers for power electronic solutions, as well as protective cushioning for sensitive lithium-ion batteries. By helping to ensure the performance, safety, and reliability of alternative energy technologies, Rogers is helping make a cleaner world to morrow a reality today.



Other Markets

Automotive

Rogers partners with designers to help ensure critical performance and reliability of advanced automotive sensing and safety systems, adaptive cruise control systems, and challenging automotive sealing and vibration management applications.

Cell Phones (non-internet)

Our high performance foams continue to solve the impact protection and sealing challenges of today's non-internet enabled cell phones (differentiated in our reporting from the feature and smart phones Rogers reports in our Internet Growth megatrend segment).

Consumer Electronics

Our materials technologies help ensure the performance of many of today's most innovative consumer products from the latest computers to the satellite systems that channel your favorite television programs.

Defense

Our high frequency circuit materials enable the reliability and performance of advanced radar and navigation systems, while our high performance foams ensure the highest reliability in sealing, acoustic and vibration management for a variety of defense applications.

Industrial

Our high performance foams and elastomeric materials provide gasketing, sealing, and energy management solutions for a wide array of industrial enclosure and device applications.

Medical and Personal Protection

Rogers provides materials and components for patient cushioning, advanced woundcare, medical devices and instrumentation, as well as advanced cushioning for safety and athletic equipment.

Printing

Elastomeric components and cushion mounting tapes continue to meet the rigorous performance standards for the global printing industry.

Board of Directors

Michael F. Barry 1,5
Financial Expert
QUAKER CHEMICAL CORPORATION
Chairman, President and Chief Executive Officer

Charles M. Brennan, III 1*,4
Financial Expert
MYR GROUP, INC.
Retired Chairman and Chief Executive Officer

Bruce D. Hoechner
ROGERS CORPORATION
President and Chief Executive Officer

Gregory B. Howey 2,3*
OKAY INDUSTRIES, INC.
Chairman

J. Carl Hsu 3,4,5
BELL LABS ASIA PACIFIC & CHINA
Retired President and Chief Executive Officer

Carol R. Jensen 1,3,5*
LIGHTNING RANCH GROUP
President and Principal Partner
DOW CHEMICAL COMPANY
Former Vice President Performance Chemicals

Eileen S. Kraus 2,4*
FLEET BANK CONNECTICUT
Retired Chairman

William E. Mitchell 1
Lead Director/Financial Expert
SEQUEL CAPITAL MANAGEMENT, LLC
Founding Partner
ARROW ELECTRONICS, INC.
Retired Chairman and Chief Executive Officer

Robert G. Paul 1,2*,4
Financial Expert
ALLEN TELECOM, INC.
Retired President and Chief Executive Officer

Peter C. Wallace 2,3
ROBBINS & MYERS, INC.
President and Chief Executive Officer

Committees of the Board of Directors

1 *Audit Committee*
2 *Compensation and Organization Committee*
3 *Finance Committee*
4 *Nominating and Governance Committee*
5 *Safety and Environment Committee*
* *Denotes Chairperson of the Committee*

Corporate Governance Practices

Rogers has long subscribed to sound corporate governance practices. Such basic principles are summarized here.

- The board of directors is elected by and is accountable to the shareholders. Its primary purpose is to oversee management and to assure that the long-term interests of the shareholders are being served.
- All directors stand for election annually.
- The board of directors has adopted a retirement policy for directors, which is set forth in Rogers' Corporate Governance Guidelines, under which directors may not be nominated for election after age 72 unless the board deems it advisable to do so.
- The board of directors has determined that nine of its ten directors, representing a substantial majority of the board, are independent. Rogers' Corporate Governance Guidelines require that a majority of the board be independent under New York Stock Exchange ("NYSE") listing requirements but also state that it is the board of directors' goal (but not a requirement) that at least two-thirds of the directors be independent.
- The committees of the board of directors consist solely of independent directors. The charters of all of the committees of the board of directors are approved by the entire board and clearly establish committee responsibilities.
- The Audit Committee has sole responsibility for selecting, engaging, evaluating and terminating Rogers' independent registered public accounting firm. The Audit Committee also has full responsibility for determining the independent registered public accounting firm's compensation and oversees and evaluates Rogers' internal audit function. The Audit Committee has four members who are "Audit Committee Financial Experts".
- The non-management directors regularly meet in executive session and there is an independent "Lead Director" who is responsible for presiding over such meetings.
- The board of directors annually evaluates its own performance. Each of the board committees conducts an annual self-evaluation of its respective performance. These evaluations are overseen by the Nominating and Governance Committee.
- The board of directors annually reviews a strategic plan and a one-year operating plan that is linked to strategic objectives.
- The Compensation and Organization Committee of the board of directors evaluates the performance of the CEO and determines his compensation. The board of directors as a whole oversees CEO and other senior management succession planning.
- Directors have complete access to all levels of management and also are provided with opportunities to meet with members of management on a regular basis.
- The Corporate Governance Guidelines are available both on Rogers' website and in print to shareholders. See "Availability of Certain Documents" in the Company's Proxy Statement.

Senior Management

Bruce D. Hoechner
President and Chief Executive Officer

Robert C. Daigle
Senior Vice President and
Chief Technology Officer

Dennis M. Loughran
Vice President, Finance and Chief
Financial Officer

Michael L. Cooper
Vice President, Logistics

Betsy A. Gaucher
Vice President, Asia

Debra J. Granger
Vice President, Corporate Compliance
and Controls

Jeffrey M. Grudzien
Vice President, Advanced Circuit
Materials Division

Terrence W. Mahoney
Vice President and General Counsel

Michael N. Sehnert
Vice President, Global Operations
and Technology – Advanced Circuit
Materials Division

W. David Smith
Vice President and General Manager,
High Performance Foams – Urethanes

Robert M. Soffer
Vice President and Secretary

Luc Van Eenaeme
Vice President, Europe

Paul B. Middleton
Corporate Treasurer

Ronald J. Pelletier
Corporate Controller and Principal
Accounting Officer

Global Locations

Corporate Headquarters
Rogers, Connecticut, USA

Manufacturing

United States
Chandler, Arizona
Rogers, Connecticut
Woodstock, Connecticut
Carol Stream, Illinois

Europe
Evergem, Belgium
Gent, Belgium
Bremen, Germany
Eschenbach, Germany

Asia
Suzhou, China
Ansan, South Korea

Sales Offices

Asia
Beijing, China
Shanghai, China
Shenzhen, China
Wanchai, Hong Kong
Tokyo, Japan
Anyang, Korea
Hwasung City, South Korea
Singapore
Taipei, Taiwan

Joint Ventures

Rogers INOAC Corporation
Taketoyo and Mie, Japan

JOINT VENTURE PARTNER:
INOAC Corporation

Rogers INOAC Suzhou Corporation
Suzhou, China

JOINT VENTURE PARTNER:
INOAC Corporation

Note: For a listing of Rogers Corporation subsidiaries, reference the Exhibits section in the 2011 10-K.

It is the Company's policy to afford equal opportunity to all, regardless of race, color, religion, national origin, gender, sexual orientation, marital status, age, veteran status, or status as an individual with a disability, and to provide a work environment free of bias based on such categories. This policy applies to every phase of our operation, including recruitment, hiring, promotion, development, reclassification, transfer, compensation, benefits, termination, layoff and return from layoff, social and recreational programs, and any other aspect of employment.

Shareholder Information

Quarterly Results of Operations (Unaudited)

	QUARTER	NET SALES	MANUFACTURING PROFIT	NET INCOME	BASIC NET INCOME PER SHARE	DILUTED NET INCOME PER SHARE
2011	**Fourth**	**$ 126,377**	**$ 37,221**	**$ 3,648**	**$ 0.23**	**$ 0.22**
	Third	**147,344**	**50,746**	**15,661**	**0.97**	**0.92**
	Second	**143,501**	**48,571**	**13,432**	**0.84**	**0.81**
	First	**135,928**	**42,542**	**11,065**	**0.70**	**0.67**
2010	Fourth	$ 96,992	32,541	$ 11,769	$ 0.74	$ 0.73
	Third	101,049	36,974	9,735	0.62	0.61
	Second	96,414	37,136	9,249	0.59	0.58
	First	83,746	30,793	7,567	0.48	0.48

Rogers Corporation vs S&P 500 and Russell 2000



ROGERS CORPORATION
S&P 500
RUSSELL 2000
FIVE YEAR RELATIVE STOCK PERFORMANCE
RELATIVE CLOSING VALUES
EQUIVALENT VALUE
1.20
1.00
.80
.60
.40
.20
0
Q1 Q2 Q3 Q4
2007
2008
2009
2010
2011

Performance Graph

The graph at right compares the cumulative total return on Rogers capital stock over the past five fiscal years with the cumulative total return on the Standard & Poor's Industrials Index (S&P Industrials) and the S&P Small Cap 600 Electronic Equipment, Instruments & Components Index. Cumulative total return is measured assuming an initial investment of $100 on December 31, 2006 and the reinvestment of any dividends as of the end of Rogers' fiscal years.



COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
$120
$90
$60
$30
$0
12/31/06
12/30/07
12/31/08
12/31/09
12/31/10
12/31/11
Rogers Corporation
S&P Industrials
S&P Small Cap 600 Electronic Equipment, Instruments & Components

	12/31/06	12/30/07	12/31/08	12/31/09	12/31/10	**12/31/11**
Rogers Corporation	$ 100.00	$ 76.31	$ 46.95	$ 51.24	$ 64.67	**$ 62.32**
S&P Industrials	100.00	112.03	67.30	81.39	103.15	**102.54**
S&P Small Cap 600 Electronic Equipment, Instruments & Components	100.00	102.22	51.04	76.92	99.39	**92.55**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission File No. 1-4347

ROGERS CORPORATION

(Exact name of Registrant as specified in its charter)

Massachusetts	**06-0513860**
(State or other jurisdiction of incorporation or organization)	*(I. R. S. Employer Identification No.)*

P.O. Box 188, One Technology Drive, Rogers, Connecticut 06263-0188
(Address of principal executive offices)
Registrant's telephone number, including area code: **(860) 774-9605**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $1 Par Value	New York Stock Exchange
Rights to Purchase Capital Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer X Accelerated filer __ Non-accelerated filer __ Smaller reporting company ____
(Do not check if a smaller reporting company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes __ No X

The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $727,995,899. Rogers has no non-voting common equity.

The number of shares outstanding of common stock as of February 3, 2012 was 16,235,119

Documents Incorporated by Reference:

Portions of Rogers' Definitive Proxy Statement for its 2012 Annual Meeting of Shareholders, currently scheduled for May 4, 2012, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

PART I

Item 1. Business

Industry

Rogers Corporation, founded in 1832, is one of the oldest publicly traded U.S. companies in continuous operation. We have adapted our products over the 180 years of our history to meet the changing needs of the various markets we have served and currently serve. Today we predominantly supply a wide range of specialty materials and components for the following markets: portable communications, communications infrastructure, consumer electronics, mass transit, automotive, defense, and clean technology.

Our current focus is on three megatrends that we believe will fuel the future growth of the Company – growth of the internet, expansion of mass transit, and further investment in clean technology. These trends and their related markets all require materials that perform to the highest standards, which has been a key strength of our products over the years. Within the industries impacted by these megatrends, our products are sold into a variety of markets, including high technology applications, such as cellular base stations and antennae, handheld wireless devices, energy efficient motor drives, wind and solar energy applications, and hybrid-electric vehicles. We continue to focus on business opportunities around the globe, as evidenced by our strong presence in the three major geographic regions we serve – North America, Europe, and Asia. We are also focused on growing our business both organically, by expanding our current product portfolio and market presence, as well as through external ventures, such as acquisitions, strategic partnerships and investments in technology.

As used herein, the "Company", "Registrant", "Rogers", "we", "our", "us" and similar terms include Rogers Corporation and its subsidiaries, unless the context indicates otherwise.

Business Segments & Products

In the first quarter of 2011, as a result of our acquisition of Curamik Electronics GmbH (Curamik) and the manner in which we manage our business, we determined that it was appropriate to adjust our segment reporting structure.

Our previous reporting structure was comprised of three business categories – Core Strategic, Development Stage, and Other. Our new structure eliminates the Development Stage category and expands the Core Strategic category, as shown in the below table:

Old Structure	New Structure
Core Strategic	*Core Strategic*
High Performance Foams	High Performance Foams
Printed Circuit Materials	Printed Circuit Materials
Power Distribution Systems	Power Electronics Solutions
Development Stage	Curamik Electronics Solutions
Custom Electrical Components	Power Distribution Systems
Other	*Other*

In the new structure, we created a new category called "Power Electronics Solutions" (PES), which is comprised of two operating segments – Curamik Electronics Solutions (CES) and Power Distribution Systems (PDS). Since the first quarter of 2011, we now separately report the results of operations for each of these segments. We also eliminated the Development Stage category, as the Custom Electrical Components (CEC) segment is now aggregated in the "Other" reportable segment. Management concluded that the development activities at the CEC segment were not gaining traction in the market and, therefore, ended the development efforts associated with the segment. During the fourth quarter of 2011, we also ended operations at our Thermal Management Solutions (TMS) operating segment. This segment will be treated as a discontinued operation for reporting purposes. This new structure aligns our reporting with management's current view of the business, particularly as we work to further penetrate our core target mega trend markets.

Financial information by business segment and geographic area appears in Note 15 of the Consolidated Financial Statements of this Form 10-K. Our products are based on our core technologies in polymers, fillers, and adhesion. Most products are proprietary, or incorporate proprietary technology in their development and processing, and are sold under our valuable trade names.

Core Strategic

High Performance Foams

Our High Performance Foams (HPF) operating segment includes polyurethane and silicone foam products. These foams have characteristics that offer functional advantages in many market applications, and serve to differentiate our products from other commonly available materials.

High Performance Foams are sold to fabricators, distributors and original equipment manufacturers (OEMs) for applications in portable communications, consumer electronics, mass transit and other markets. Trade names for our High Performance Foams include: PORON® urethane foams used for making high performance gaskets and seals in vehicles, portable communications devices, computers and peripherals; PORON® cushion insole materials for footwear and related products; PORON® healthcare and medical materials for body cushioning and orthotic appliances; R/bak® compressible printing plate backing and mounting products for cushioning flexographic plates for printing on packaging materials; PORON® for high impact cushioning protection, and BISCO® silicone foams, solids, sponge and extrusion products for making flame retardant gaskets and seals in communications infrastructure equipment, aircraft, trains, cars and trucks, and for shielding extreme temperature or flame.

Our continued focus on growing the Company is highlighted in this segment as we acquired SK Utis Co., Ltd. (Utis), a high performance polyurethane foam business located in South Korea, in 2010. Utis, a former subsidiary of SK Chemicals Co. Ltd., was established in 2005 and has quickly grown into a high quality supplier of polyurethane foam solutions for portable communications, entertainment, and industrial applications to leading Korean-based OEMs. Utis has a solid presence in several key markets we have targeted for growth, including mobile internet devices and high definition televisions, among others. This acquisition has also allowed us to extend our presence into the dynamic Korean marketplace.

In 2009, we acquired certain assets of MTI Global Inc.'s silicone foam business. MTI Global Inc. had established a solid presence as a solutions provider in several key markets that we are targeting for future growth, including mass transit and other markets requiring high reliability, high performance materials. The addition of the product lines from MTI Global Inc. has expanded the opportunities for both our existing products, as well as the acquired products, through exposure to new markets and applications. We are also leveraging the acquired technologies to create even more innovative materials solutions.

We have two 50% owned joint ventures that extend and complement our worldwide business in High Performance Foams. Rogers INOAC Corporation (RIC), a joint venture with Japan-based INOAC Corporation, manufactures high performance polyurethane foam materials in Mie and Taketoyo, Japan to predominantly serve the Japanese market. In 2004, we further extended our relationship with INOAC Corporation with the formation of another joint venture in Suzhou, China, Rogers INOAC Suzhou Corporation (RIS), which also manufactures polyurethane foam materials primarily for the Chinese market.

Printed Circuit Materials

Our Printed Circuit Materials (PCM) operating segment includes printed circuit board laminate products for high frequency, high performance applications. Our Printed Circuit Materials have characteristics that offer performance and other functional advantages in many market applications, and serve to differentiate our products from other commonly available materials.

Printed Circuit Materials are sold principally to independent and captive printed circuit board manufacturers who convert our laminates to custom printed circuits.

The polymer-based dielectric layers of our rigid circuit board laminates are proprietary materials that provide highly specialized electrical and mechanical properties. Trade names for our rigid printed circuit board materials include RO3000®, RO4000®, DUROID®, RT/duroid®, ULTRALAM®, RO2800® and TMM® laminates. All of these laminates are used for making circuitry that receive, transmit, and process high frequency communications signals, yet each laminate has varying properties that address specific needs and applications within the communications market. High frequency circuits are used in the equipment and devices that comprise wireless communications systems, including cellular communications, digital cellular communications, paging, direct broadcast television, global positioning, mobile radio communications, and radar.

Over the course of 2011, we made significant progress on our new manufacturing operations for the PCM operating segment on our campus in Suzhou, China. Once these operations are complete, PCM will have a manufacturing presence in each of its three major geographic location- North America, Europe and Asia- further solidifying our commitment to be close to our customers in order to better serve their needs.

Power Electronics Solutions

Our Power Electronics Solutions category is comprised of two operating segments – Curamik Electronics Solutions and Power Distribution Systems. We now separately report the results of operations for these segments.

- *Curamik Electronics Solutions*

We acquired Curamik in the first quarter of 2011. Founded in 1983, Curamik is a manufacturer of power electronic substrate products and is headquartered in Eschenbach, Germany. We believe that Curamik is the global leader for the development and production of direct copper bonded (DCB) ceramic substrate products used in the design of intelligent power management devices, such as Insulated Gate Bipolar Transistor (IGBT) modules. These devices enable a wide range of products including highly efficient industrial motor drives, wind and solar converters and hybrid electric vehicle drive systems. Most of Curamik's products are manufactured using state-of-the-art automated processes in its facility in Eschenbach.

- *Power Distribution Systems*

Our PDS operating segment is comprised of our busbar products, which are used primarily in power distribution systems products in mass transit and clean technology applications. We manufacture power distribution components in Ghent, Belgium, Suzhou, China, and Chandler, Arizona, under the RO-LINX® trade name. We sell these RO-LINX® products to manufacturers of high power electrical inverter and converter systems for use in mass transit (e.g. high speed trains) and clean technology applications (e.g. wind turbines, solar farms and electric vehicles). In the industrial application area, our RO-LINX® products are utilized in a large variety of variable frequency drives for high to mid power applications.

In the first three quarters of 2011, this segment included our Thermal Management Solutions operating segment, which is now being treated as a discontinued operation as of December 31, 2011 as a result of the shut down of the segment in the fourth quarter of 2011.

Other

Our Other reportable segment consists of our elastomer rollers, floats and non-woven composite materials products, as well as our inverter distribution activities.

Elastomer components are sold to OEMs for applications in ground transportation, office equipment, consumer and other markets. Trade names for our elastomer components include: NITROPHYL® floats for level sensing in fuel tanks, motors, and storage tanks and ENDUR® elastomer rollers and belts for document handling in copiers, printers, mail sorting machines and automated teller machines.

Our nonwoven composite materials are manufactured for use in medical padding, industrial pre-filtration applications, and as consumable supplies in the lithographic printing industry.

Our inverters are sold primarily to OEMs and fabricators that in turn sell to various other third parties that primarily serve the portable communication and automotive markets. Prior to 2011, this segment included sales of our electroluminescent lamp products, which came to end of life and are no longer produced.

Our 50% owned joint venture with Mitsui Chemicals, Inc. of Japan, Polyimide Laminate Systems, LLC (PLS), which had complemented our Printed Circuit Materials business, was dissolved on March 31, 2010. It had been established in early 2000 to sell adhesiveless flexible circuit material products to Hutchinson Technology Incorporated (HTI). HTI used these materials to make trace suspension assemblies in magneto resistive hard disk drives. On March 31, 2010, Rogers and Mitsui Chemicals, Inc, entered into an agreement to dissolve the joint venture and to have Rogers assume on that date any outstanding assets and liabilities of PLS. The parties also agreed that, going forward, all the distribution activity that PLS previously engaged in would be conducted through Rogers. Therefore, beginning in the second quarter of 2010, these activities were reported on a gross basis as part of our consolidated results. At that time, PLS became an operating segment with its results reported in the Other operating segment. In early 2011, PLS completed its distribution activities as its products came to end of life and are no longer demanded in the marketplace. At this time, we do not have any activity related to this segment.

In the fourth quarter of 2010, we sold our 50% interest in Rogers Chan Chung Technologies, Inc. (RCCT) to our partner, Chan Chung Plastics Co., Ltd, effectively ending our remaining interests in the flexible circuit materials market.

Sales and Marketing

Most of our products are sold through direct sales channels positioned near major concentrations of our customers throughout North America, Europe and Asia. Our products were sold to over 3,000 customers worldwide in 2011. Our largest individual customer represents 6% of Rogers' total sales. Although the loss of all of the sales made to any one of our larger customers would require a period of adjustment during which the results of a particular operating segment would be adversely impacted, we believe that such adjustments could be made over a period of time due to the diversity of our customer base. We also believe that our business relationships with the major customers within all of our key markets are favorable, and that we are in a good position to respond promptly to variations in customer requirements and technology trends. However, the possibility exists of losing all of the business of any major customer in any product line.

We market our full range of products throughout the United States and in most foreign markets. Almost all of our sales are facilitated through our own worldwide sales force, with a small percentage facilitated through independent agents and distributors.

Competition

Our Core Strategic operating segments – HPF, PCM, CES and PDS– all participate in industries that are characterized by strong competition from around the globe. This competition, which is comprised not only of those companies that make directly competing materials, but also those companies that make comparable and, therefore, potentially substitutable materials, is typically from substantially larger, multinational manufacturers that often have greater financial resources than we do, as well as smaller regional producers with lower overhead costs and profit requirements, particularly in Asia.

Our overall strategy, which is implemented within each of our Core Strategic operating segments, is to offer highly regarded, technologically advanced products that are price competitive and to link our product offerings with superior market knowledge and customer service. Further, we believe that in order to provide outstanding customer support we must be geographically close to our customers in order to provide local service, support and distribution, which we address through our manufacturing facilities in the U.S., Europe and Asia, and our various sales offices around the globe. We believe this serves to differentiate our products and services, and provides us a competitive advantage. We further believe that our relative position is dependent on our ability to maintain our technological advantage and the highest levels of design and customer service support; however, there is no assurance that we will be technologically competitive in the future, or that we will continue to develop new products that are technologically competitive.

The following discusses the competitive landscape in each of our Core Strategic operating segments in greater detail.

High Performance Foams

Our High Performance Foams operating segment offers products that we believe are leaders in most of the markets it serves, including portable communications, consumer electronics and mass transit. We have a strong presence worldwide, particularly in North America, Europe and Asia. Our competition is comprised of companies from around the globe, including large multinational companies, as well as small regional companies, particularly in Asia. In these areas, we typically compete on price, as well as quality and service, and we focus on protecting our intellectual property, particularly in regions where such laws are not as strictly enforced. We also strive to continuously differentiate our product offerings, as commoditization of certain products is always a risk.

Printed Circuit Materials

Our Printed Circuit Materials operating segment offers products which we believe are leaders in most of the segments it serves, including communication infrastructure, consumer electronics, automotive and defense. A key strategy in this segment is to continue to develop and produce laminate products that are technology leaders in the markets where they participate, particularly as the need for more advanced application use is demanded, such as in the wireless infrastructure market where demand for data transmission capacities is continuously growing. This segment has a strong worldwide presence, particularly in North America, Europe and Asia, and has manufacturing capabilities in all three regions. It faces competition in each of these locations from a wide variety of companies, from very large multinational manufacturers to much smaller, regional companies. As with our operating segments, this segment must compete on quality, price and service, and must address the continual threat of commoditization, particularly with respect to products that have matured in their life cycle.

Power Electronics Solutions

- Curamik Electronics Solutions

Our Curamik Electronics Solutions operating segment offers products that we believe are leaders in the industries it serves, including highly efficient industrial motor drives, wind and solar converters and hybrid electric vehicle drive systems. This operating segment has a strong presence in Europe, particularly in Germany, as well as in Japan, and faces competition primarily from smaller competitors in Asia. Competition occurs both on pricing as well as quality and customer service.

- Power Distribution Systems

Our Power Distribution Systems operating segment offers products that we believe are leaders in most markets it operates in, including mass transit. We have a strong presence in both Asia and Europe, which are the two primary geographical areas for traction converter applications. Our competition consists mainly of European companies, with some competition in the U.S., and a growing competitive presence in Asia.

Research and Development

Research and development activities constitute an important and vital part of our overall business strategy. Our overall focus is typically on niche segments where we can differentiate, through technological advantage, our products from our competition's products. The markets we serve are typically characterized by rapid technological changes and advances. Accordingly, the success of our strategy is in part dependent on our ability to develop market-leading products, which is primarily driven by efforts in research and development.

Patents and Other Intellectual Property Rights

We have many domestic and foreign patents and licenses and have additional patent applications on file related to all operating segments. These patents and licenses vary in duration and provide some protection from competition. In some cases, the patents result in license royalties. Although we have been awarded, have filed applications for, or have been licensed under numerous patents in the U.S. and other countries, there can be no assurance concerning the degree of protection afforded by these patents or the likelihood that pending patents will be issued.

While our patents provide some advantage and protection, we believe that a large part of our competitive position and future success is largely determined by such factors as the innovative skills, systems and process knowledge, and technological expertise of our personnel; the range and success of new products we develop; and our customer service and support. It is our policy to defend our patents when we determine it is in our best interests and the best interests of our shareholders to do so. We also own a number of registered and unregistered trademarks and have acquired certain technology that we believe to be of importance to our business.

Overall, we believe that our patents provide an important competitive advantage in many of our businesses; however, in general, no single patent or group of patents is in itself essential to our business as a whole or to any of our operating segments.

Environment

The nature and scope of our business brings us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation related to environmental matters, which is defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. We do not believe that the outcome of any of these environmental matters will have a material adverse effect on our results of operations, financial position or cash flows, nor have we had any material recurring costs or capital expenditures relating to environmental matters, except as disclosed in Item 3 ("Legal Proceedings") and Note 14 to the Consolidated Financial Statements of this Form 10-K. However, there can be no assurances that the ultimate liability concerning these matters will not have a material adverse effect on us.

Raw Materials

We are required to purchase a wide variety of raw materials in order to manufacture our various products and materials. Some of these raw materials are only available through limited sources. If the continuous supply of raw materials were interrupted, our production could be negatively impacted. When this has occurred in the past, we have typically purchased sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be qualified with customers. We believe that similar responses could mitigate potential raw material availability issues in the future; however, this strategy may not work in all cases. As such, we would have to work closely with our customers and suppliers to mitigate the impact of any raw material shortages on our business, but such shortages could have a material negative impact on our businesses under certain circumstances.

Seasonality

In our opinion, there is no material concentration of products or markets within the business that are seasonal in nature, except for some minor seasonality for those products used in cellular telephones due to the annual new model launch timetable, which can vary slightly from year to year in terms of timing and impact.

Employees

As of December 31, 2011, we employed approximately 2,600 employees.

Backlog

Our backlog of firm orders was $33.1 million at December 31, 2011, as compared to $38.7 million at December 31, 2010. The decrease at the end of 2011 was primarily related to the decreased customer demand across almost all of our businesses, with the largest impact at PDS, which experienced a decrease in backlog of $3.6 million at December 31, 2011 as compared to December 31, 2010.

Executive Officers

Our executive officers as of February 17, 2012 are as follows:

Name	Age	Present Position	Year Elected to Present Position	Other Positions Held During 2007-2011
Bruce D. Hoechner	52	President and Chief Executive Officer (CEO)	2011	President, Asia Pacific Region, Dow Advanced Materials Division, Rohm and Haas Company from 2009 to September 2011; Corporate Vice President, General Manager of Rohm & Haas Coatings Asia Pacific from 2007 to 2009
Michael L. Cooper	59	Vice President, Logistics	2009	Vice President, Rogers Asia from May 2004 to July 2009
Robert C. Daigle	48	Senior Vice President and Chief Technology Officer	2009	Vice President, Research and Development and Chief Technology Officer from October 2003 to June 2009
Debra J. Granger	52	Vice President, Corporate Compliance and Controls	2007	Director, Corporate Compliance and Controls from March 2003 to February 2007
Jeffrey M. Grudzien	50	Vice President, Advanced Circuit Materials Division	2012	Vice President, Sales and Marketing September 2007 to February 2012; Director of Asia Sales from January 2007 to September 2007; Director of Marketing from January 2005 to January 2007
Dennis M. Loughran	54	Vice President, Finance and Chief Financial Officer, Principal Financial Officer	2006	
Terrence W. Mahoney	64	Vice President and General Counsel	2009	Counsel, McDermott Will & Emery from July 2008 to July 2009; Partner, Dewey & LeBoeuf LLP from November 2001 to July 2008
Paul B. Middleton	44	Director of Finance – Treasury Operations, New Business Development and Corporate Treasurer	2010	Treasurer from July 2009 to April 2010; Principal Accounting Officer from August 2007 to July 2009; Corporate Controller from February 2006 to August 2007
Ronald J. Pelletier	38	Corporate Controller and Principal Accounting Officer	2009	Corporate Controller from September 2008 to July 2009; Manager Financial Reporting from January 2004 to September 2008
Robert M. Soffer	64	Vice President and Secretary	2007	Vice President, Secretary and Treasurer from March 2005 to August 2007
Luc Van Eenaeme	53	Vice President and Managing Director, Rogers Europe	2011	Vice President, Rogers Europe from 2004 to August 2011

As of February 13, 2012, Michael D. Bessette and Peter G. Kaczmarek were no longer executive officiers of Rogers Corporation.

Available Information

We make available through a link on our website (http://www.rogerscorp.com), free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). In addition, the SEC maintains an internet site that contains these reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

We also make available on our website, in a printable format, the charters for a number of our various Board of Director committees, including the Audit Committee, Compensation and Organization Committee, and Nominating and Governance Committee, in addition to our Corporate Governance Guidelines, Bylaws, Code of Business Conduct and Ethics, Related Party Transactions Policy and Compensation Recovery Policy. Our website is not incorporated into or a part of this Form 10-K.

Item 1A. Risk Factors

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our stock. The risks discussed below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our business, financial condition and results of operations, perhaps materially.

The global credit and financial markets, although somewhat stabilized, could experience additional disruption, which could materially and adversely affect our business and results of operations.

Conditions in the global credit and financial markets continue to be uncertain and there can be no assurances that there will not be future deterioration in credit and financial markets and in confidence in overall economic conditions. These economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Adverse global economic conditions in our markets will likely negatively impact our business, which could result in the following conditions, among others:

- Reduced demand for our products;
- Increased price competition for our products;
- Increased credit or other financial difficulties at our suppliers that could result in delays in their ability to supply us with necessary raw materials, components or finished products;
- Increased risk of excess and obsolete inventories;
- Increased risk of the collectability of cash from our customers;
- Increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable; and
- Higher operating costs as a percentage of revenues.

Continued or additional volatility in the global credit and financial markets could also have a significant impact on our ability to generate returns on our investment portfolio, our ability to obtain financing, and consequently, our ability to further diversify our business through strategic acquisitions or other alliances (an important component of our long-term growth strategy), and our ability to obtain and hold insurance, among other things. As our investments and certain other assets are impacted by market conditions, such as factors that affect interest rates and the underlying liquidity of the related investment banks through which we hold investments, any volatility in our or their ability to liquidate our investments could negatively affect our financial position.

Our future revenue, gross margins, operating results and net income are difficult to predict and may materially fluctuate.

Our future revenue, gross margins, operating results and net income are difficult to predict and may be materially affected by a number of factors, including:

- the effects of adverse economic conditions in the U.S. and international markets;
- changes in customer demand for our products and for end products that incorporate our materials;
- loss of or significant declines in sales to key customers;
- the timing of new product announcements or introductions by us, our customers, or our competitors;
- competitive pricing pressures;
- fluctuations in manufacturing yields, adequate availability of copper and other raw materials, and manufacturing, assembly and test capacity;
- significant declines in backlog;
- the timing, delay or cancellation of significant customer orders and our ability to manage inventory;
- changes in geographic, product, or customer mix;
- our ability to utilize our manufacturing facilities at efficient levels;
- potential significant litigation-related costs;
- the difficulties inherent in forecasting future operating expense levels, including with respect to costs associated with labor, utilities, transportation and raw materials;
- the costs related to compliance with increasing worldwide regulations;
- changes in our effective tax rates in the U.S., China or worldwide; and
- the effects of public health emergencies, natural disasters, security risks, terrorist activities, international conflicts and other events beyond our control.

In addition, the consumer electronics and communications industries historically have been characterized by wide fluctuations in product supply and demand. From time to time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. Our business is also subject to rapid technological changes and there can be no assurance, depending on the mix of future business, that products stocked in our inventory will not be rendered obsolete before we ship them. As a result of this and other factors, there can be no assurance that we will not experience material fluctuations in future revenue, gross margins, operating results and net income on a quarterly or annual basis. In addition, if our revenue, gross margins, operating results and net income do not meet the expectations of securities analysts or investors, the market price of our common stock may decline.

Our future success depends upon our ability to continue to innovate, improve our products, develop and market new products, and identify and enter new markets.

Our future success depends in part upon our ability to continue to develop new products and improve our product and process technologies. Our success in these efforts will be determined by our ability to anticipate market requirements in our product development efforts, and the acceptance and continued commercial success of the end user's products. Additionally, our success depends upon our ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the portable communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. To continue to be successful in this area, we must be able to consistently develop, produce and supply materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. Our timely introduction of new products to meet these needs could be affected by engineering or other development program delays and problems in effectively and efficiently increasing production to meet customer needs. In addition, rapid technological change, significant pricing pressures and short lead times characterize the markets for portable communications and other electronic devices. Because we manufacture and sell our own materials to meet the needs of these markets, our results may be negatively affected by these factors.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success depends, in part, on our ability to protect our intellectual property. We primarily rely on patents, copyrights, and trademarks, as well as nondisclosure agreements and other methods to protect our proprietary technologies and processes. Despite our efforts to protect our proprietary technologies and processes, it is possible that competitors and other unauthorized third parties may obtain, copy, use or disclose our technologies, products, and processes. Moreover, the laws of foreign countries in which we design, manufacture, market and sell our products may afford little or no effective protection of our proprietary technology.

There can be no assurances that the claims allowed in our issued patents will be sufficiently broad to protect our technology. In addition, any of our existing or future patents may be challenged, invalidated or circumvented. As such, any rights under these patents may not provide us with meaningful protection. If our patents do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents.

We try to control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products or technology without authorization. Also, former employees may seek employment with our business partners, customers or competitors, and there can be no assurance that the confidential nature of our proprietary information will be maintained in the course of such future employment.

We are exposed to business, economic, political, legal and other risks through our significant worldwide operations.

We have significant foreign operations, particularly in China and Europe, which exposes us to business, political and economic changes that could negatively impact our future sales, expenses and financial condition. For fiscal 2011, sales of our products to foreign customers accounted for approximately 80.7% of our net sales. As of December 31, 2011, we employed approximately 1,700 employees overseas.

Although we engage in hedging transactions to help reduce our exposure to currency exchange rate fluctuations, there can be no assurance that our competitive position will not be adversely affected by changes in the exchange rate of the U.S. dollar against other currencies. Potential interest rate increases, as well as high energy and other consumer costs, could have an adverse impact on industrial and consumer spending patterns and could adversely impact demand for our products and the products our materials are in.

While a substantial portion of our cash is generated outside the U.S., we require a significant amount of cash in the U.S. to address our operating requirements, including the funding of acquisitions, and debt and interest payments, among other things. If we are unable to address our U.S. cash requirements through our U.S. operations cash flows, by efficient and timely repatriations of overseas cash, through borrowings under our current credit facility or from other sources of cash obtained at an acceptable cost, our business strategies and operating results could be adversely affected.

We are also subject to the risks associated with ongoing uncertainties and political and economic instability in many countries around the world, as well as economic disruption from acts of terrorism and the response to them by the U.S. and its allies. Other business risks associated with international operations include, but are not limited to, increased managerial complexities; air transportation disruptions; expropriation; currency controls; currency exchange rate fluctuations; additional costs related to foreign taxes, tariffs and freight rate increases; exposure to different business practices and differing legal standards, particularly with respect to price protection; intellectual property and environmental compliance; trade and travel restrictions; pandemics; import and export license requirements and restrictions; difficulties in staffing and managing worldwide operations; longer account receivable cycles and collections; and unexpected changes in regulatory requirements.

We expect our business to continue to have a strong presence in Asia, particularly in China, in the foreseeable future, as the Asian marketplace is a key factor to our current and future success. Our operations in these markets may be adversely affected by China's continuously evolving laws and regulations, including those relating to taxation, import and export tariffs, currency controls, environmental regulations, and intellectual property rights and enforcement of those rights. Enforcement of existing laws or agreements may be inconsistent, as there is a high degree of fragmentation among regulatory authorities resulting in uncertainties as to which authorities have jurisdiction over particular parties or transactions. In addition, changes in the political environment, governmental policies, or U.S. and China relations could result in revisions to laws or regulations or their interpretation and enforcement, potentially resulting in increased taxation, restrictions on imports, import duties or currency revaluations, all of which could have an adverse effect on our business plans and operational results.

Availability of and changes in the costs and quality of certain key raw materials could negatively impact our profit margins and our ability to produce products in a timely manner to required specifications.

We use certain key raw materials in our manufacturing processes, including, but not limited to, copper and certain types of resins, that could be subject to price volatility due to availability, demand and global monetary policies. In addition, these materials are often sourced from single or limited sources that expose us to price increases that further expose us to the risk of not being able to procure enough material to meet our customer demands, as well as inconsistent material quality. Any inability to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could have a material adverse effect on our operating results.

If we do not retain our key personnel, our ability to execute our business strategy could be adversely affected.

Our continued success depends to a significant extent upon the recruitment, retention and effective succession of our executive officers and key management and technical personnel, particularly our experienced engineers. The loss of the services of one or more of these key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on our operating results if the turnover rates for engineers and other key personnel increase significantly or if we are unable to continue to attract and retain qualified personnel.

Implementation of our acquisition strategy may not be successful, which could affect our ability to increase our revenues or our profitability.

A key element of our business strategy involves expansion through the acquisition of businesses, assets, products, or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. Accordingly, our future performance will be impacted by our ability to identify appropriate businesses and technologies to acquire, as well as effectively and efficiently integrating such acquisitions into Rogers. We may not succeed in such endeavors for a variety of reasons, including, but not limited to, the inability to identify businesses that have the technology or resources we need and, if we find such businesses, the possibility that we may not be able to purchase or license the technology or resources on commercially favorable terms or at all.

In 2011, we purchased Curamik, an acquisition that required a significant level of investment. This included borrowing funds through the use of our credit facility, which created long-term debt and made us subject to the various covenant requirements contained in the related bank agreement. Certain risks are inherent in any acquisition, such as the risk that the acquisition may not be accretive to our business or perform to our expectations going forward and that revenue opportunities, cost savings and other anticipated synergies will not be fully realized. In addition, there are more particular risks relating to Curamik itself, including, but not limited to, the following: a decline in sales to certain key customers; the cyclical nature of the semiconductor industry and the impact of that cyclicality on sales and profits; the strict nature of labor laws in Germany and the impact on our ability to manage costs and react to downturns in the market; and increased exposure to significant fluctuations in raw material and commodity costs, particularly copper, which is a key component in Curamik's manufacturing process.

We also continually review our current business and product portfolio to attempt to maximize our business performance. We may in the future deem it appropriate to pursue the divestiture of product lines or businesses as conditions dictate. These strategic decisions could have a potential negative impact on our business.

We are involved with certain litigation and disputes and may become involved in future litigation or other disputes all of which could give rise to potential contingencies, such as environmental, product liability and/or warranty claims, that could be costly to bring or defend and could result in a significant negative impact to our business.

We are subject to a variety of claims and lawsuits arising out of the conduct of our business which could ultimately have a material adverse impact on our business, including our results of operations, financial condition and cash flows. Such claims could result from environmental issues, product liability claims and general commercial litigation, among others.

Our products are typically highly specialized, proprietary-type materials that must meet very stringent performance requirements by our customers. We invest significant resources in the testing of our products to meet our product specifications. However, if any of our materials or products contain defects, we may be required to incur additional development and remediation costs.

We are also subject to a variety of environmental issues, particularly considering the age of our business and the range of geographic areas and manufacturing processes we have been involved with over the course of time. We are currently engaged in proceedings involving 2 separate superfund sites, as a participant in a group of potentially responsible parties (PRPs) and in the remediation of certain polychlorinated biphenyl (PCB) contamination at our Woodstock, Connecticut manufacturing facility. Our estimation of the environmental liability is based on an evaluation of currently available information with respect to the situation, including existing technology, presently enacted laws and regulations, and our past experience in addressing environmental matters. Although current regulations impose potential joint and several liability upon each named party at any superfund site, we expect our contribution for cleanup to be limited due to the number of other PRPs, and our share of the alleged contributions of waste to the sites, which we believe is de minimis. In addition, we believe we have sufficient insurance to cover all material costs of these claims. However, there can be no assurances that our estimates will not be disputed or that any ultimate liability concerning this site will not have a material adverse effect on us.

We are also involved in certain asbestos-related product liability litigation. The level of such litigation has escalated in certain U.S. states in recent years and involves hundreds of companies that have been named as defendants. At December 31, 2011, there were 242 claims pending against us. We expect that additional claims will be brought against us in the future. Our ultimate liability with respect to such pending and unasserted claims is subject to various uncertainties, including the following:

- the number of claims that are brought in the future;
- the costs of defending and settling these claims;
- the risk of insolvencies among our insurance carriers;
- the possibility that adverse jury verdicts could require us to pay damages in amounts greater than the amounts for which we have historically settled claims; and
- the risk of changes in the litigation environment of Federal and state law governing the compensation of asbestos claimants.

We believe we have sufficient insurance to cover all material costs related to these claims and that we have valid defenses to the majority of these claims and intend to defend ourselves vigorously in these matters. However, there can be no assurances that the ultimate resolution of these matters will be consistent with our expectations and will not have a material adverse effect on us. For further information, see Item 3 Legal Proceedings and Note 14 in Item 8 Financial Statements and Supplementary Data of this Form 10-K.

We are subject to increasingly strict environmental regulations, which could increase our expense and affect our operating results.

Our business is subject to increasingly strict environmental regulations that control and restrict the use, transportation, emission, discharge, storage and disposal of certain chemicals, gases and other substances used or produced in our various manufacturing processes. Public attention to environmental controls has continued to increase and changes in environmental regulations may require us to invest in potentially costly pollution control equipment or alter the way our products are made. In addition, we use hazardous and regulated materials that subject us to risks for strict liability for damages caused by accidental releases, regardless of fault. Any failure to control such materials adequately or to comply with regulatory restrictions or contractual obligations could increase our expenses and adversely affect our operating results.

New climate change regulations could require us to change our manufacturing processes or obtain substitute materials that may cost more or be harder to procure for our manufacturing operations. In addition, new restrictions on carbon dioxide or other greenhouse gas emissions could result in additional costs for us. Greenhouse gas legislation has been introduced in the U.S. legislature and we expect increased worldwide regulatory activity in the future. The cost of complying, or of failing to comply, with these and other climate change and emissions regulations could have an adverse effect on our business plans and results of operations.

Our current reserve levels may not be adequate to cover potential exposures.

We establish reserves to cover various exposures, including uncollectible accounts receivable, excess or obsolete inventory, fair market value write-downs of certain assets, and various liabilities. However, these reserves may not be adequate to cover future impairments or losses. These reserves are subject to analysis and adjustment on a regular basis and are based on management's best estimates based on the facts and circumstances known at the time. Such reserves are subject to many uncertainties, including the assumptions used to value certain assets, forward looking forecasted financial information, and bankruptcy or financial problems at key customers, among others. In the case of litigation matters for which reserves have not been established because the loss is not deemed probable or reasonably estimable, facts and circumstances could change related to such matters which would result in such matters being decided against us and require the payment of damages or other expenditures in amounts that are not presently accrued. The effects on our financial results of many of these factors depend in some cases on our ability to obtain insurance covering potential losses.

If we are unable to generate sufficient cash flow, we may not be able to service our debt obligations, including making payments on our outstanding line of credit.

In the first quarter of 2011, we borrowed $145.0 million against our existing line of credit to finance our strategic acquisition of Curamik and had $122.5 million outstanding at December 31, 2011. Our ability to make payments of principal and interest on our indebtedness when due depends upon the cash flows generated from our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to, among other things, seek additional financing in the debt or equity markets; refinance or restructure all or a portion of our indebtedness; sell selected assets; reduce or delay planned capital expenditures; reduce or delay planned operating expenditures; or redeem our auction rate securities at a level below their par value. Such measures might not be sufficient to enable us to service our debt, which could negatively impact our financial results. In addition, any such financing, refinancing, or sale of assets might not be available on economically favorable terms.

Restrictions in our credit facility may limit our activities.

Our current credit facility imposes, and future debt instruments to which we may become subject, may impose, restrictions that limit our ability to engage in activities that could otherwise benefit our Company, including undertaking certain transactions, creating certain credit lines on our assets and incurring certain subsidiary indebtedness, among others. Our ability to comply with these financial restrictions and covenants is dependent on the cash flows generated from our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control, such as foreign exchange rates, interest rates, changes in technology, and changes in the level of competition. In addition, our credit facility requires us to maintain compliance with specified financial ratios. If we breach any of the covenants under our credit facility and we do not obtain appropriate waivers, our operations may be negatively impacted by the consequences of such breaches, including the declaration of any outstanding indebtedness to be immediately due and payable.

Changes in tax rates and exposure may lead to additional income tax liabilities.

We are subject to income taxes in both the U.S. and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of income among these different jurisdictions. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, increases in tax rates, changes in the valuation of deferred tax assets and liabilities, or in tax laws, each of which could adversely affect our profitability. In particular, the carrying value of deferred tax assets is dependent on our ability to generate future taxable income. In addition, the amount of income taxes we pay is subject to audits in various jurisdictions, and a material assessment by a tax authority could adversely affect profitability.

The requirements to evaluate goodwill and non-amortizable assets for impairment may result in a write-off of all or a portion of our recorded amounts, which would negatively affect our operating results and financial condition.

We are required to perform an impairment review of both goodwill and non-amortizable intangible assets on an annual basis, or when facts and circumstances around such assets change that indicate the potential for an impairment to have occurred. In 2011, we did not have an impairment of our goodwill or non-amortizable intangible assets; however there can be no assurances that future impairments will not occur.

Our stock price may be volatile.

The market price of our common stock has fluctuated widely from the beginning of fiscal year 2009 through the end of fiscal year 2011, with our stock price reaching a high of $52.44 per share and a low of $14.60 per share during that time period. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. Factors affecting our stock price may include, but are not limited to, the following:

- changes in the long-term outlook for our Company in the markets we serve;
- variations in operating results from quarter to quarter;
- changes in earnings estimates by analysts or our failure to meet analysts' expectations;
- changes in the market value of publicly traded customers or suppliers, which could decrease their demand for our products;
- market conditions in the industries and markets in which we participate;
- general economic conditions;
- political changes, hostilities or natural disasters such as hurricanes and floods; and
- low trading volume of our common stock.

In addition, the New York Stock Exchange has recently experienced significant price and volume fluctuations and continued market fluctuations could adversely affect the market price of our stock.

We may not be able to redeem our existing auction rate security portfolio in the near term, thereby impacting our cash available to support our business activities.

An active market does not currently exist for the auction rate securities (ARS) we hold and, as a result, we may not be able to liquidate them at the current valuation prior to final maturity. We have written down the cost basis of these securities to their estimated fair value and determined that the decline in fair value is considered other-than-temporary, with the portion of the impairment related to credit loss being recognized in earnings and the remainder of the decline recorded in other comprehensive income, per the relevant accounting guidance. Additional valuation allowances may have to be taken in the future under certain scenarios based on market conditions at such time, including, but not limited to, downgrades in the assets underlying the ARS.

We currently hold $29.5 million of par value ARS. The estimated fair value of these securities at December 31, 2011, was $26.0 million, of which 85% are rated as investment grade securities. The contractual maturities of these securities range from 21 to 36 years and are comprised predominately of student loan and municipal securities. Prior to the first quarter of 2008, these securities provided short-term liquidity through a Dutch auction process that reset the applicable interest rate at pre-determined calendar intervals, approximately every 28 to 35 days. This mechanism allowed existing investors to either retain or liquidate their holdings by selling such securities at par. In the first quarter of 2008, the markets in which these securities traded became illiquid, resulting in us not being able to redeem such securities through the auction process.

Currently, we have the intent and ability to hold these securities for an extended period of time and continue to receive interest income on these securities, albeit at de minimis levels. Given the continued challenges in the financial markets and the prolonged credit crisis, we cannot reasonably predict when these securities will liquidate or whether market conditions will change resulting in the recovery of fair value on these auction rate securities. There is a secondary market for auction rate securities that has emerged in which securities similar to our own would trade at prices below our currently recorded fair values. Under such a scenario, or if other events arise that impact the fair value of these securities, we may have to recognize other-than-temporary impairment charges, which would adversely impact our financial position and results of operations.

Employee benefit cost increases could reduce our profitability.

Our profitability is affected by employee benefit costs, particularly medical, pension and other employee benefits. In recent years, employee medical costs have increased due to factors such as the increase in health care costs in the U.S. These factors will continue to put pressure on our business and financial performance, as employee benefit costs continue to escalate. Although we actively seek to control increases in employee benefit costs and encourage employees to maintain healthy lifestyles to reduce future potential medical costs, there can be no assurance that we will succeed in limiting future cost increases. Continued employee benefit cost increases could have an adverse affect on our results of operations, cash flows and financial condition.

We also sponsor a limited number of defined benefit plans that cover certain employees. Our costs of providing defined benefit plans have risen dramatically over the past few years, and are dependent upon a number of factors and assumptions that drive our projected liabilities and annual expenses, such as discount rates, the actual and projected rates of return on the plans' assets, governmental regulation, global equity prices, portfolio composition and our required and/or voluntary contributions to the plans. Changes in assumptions, the ability to grow our pension investments over time to increase the value of the plans' assets, and other factors relating to worldwide and domestic economic trends and financial market conditions, could all have a negative impact on our pension plans, which could result in an increase in our pension liabilities, a reduction in the funded status of our plan, increases in annual expense recognized related to the plans, and requirements to increase funding for some or all of our defined benefit plans, among other factors, all of which could negatively impact our operations.

Our business could be negatively affected by unanticipated events that are beyond our control.

Our business and operating results may be affected by certain events that we cannot anticipate and that are beyond our control, such as natural disasters and national emergencies, which could disrupt production at our facilities, or at the facilities of our customers and suppliers, and cause delayed deliveries, cancelled orders and possibly loss of market share. From time to time, we purchase certain raw materials from single or limited sources, and, even if our facilities are not directly affected by such events, we could be affected by interruptions of production at our suppliers. In addition, our customers could be affected by certain events, which could decrease demand for our products.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

On December 31, 2011, we operated various manufacturing facilities and sales offices throughout the United States, Europe and Asia. The following table provides certain information about our principal general offices and manufacturing facilities:

Location	Floor Space (Sq Ft)	Type of Facility	Leased / Owned
United States			
Rogers, Connecticut	506,000	Manufacturing / Administrative Offices	Owned
Carol Stream, Illinois	215,000	Manufacturing	Owned
Chandler, Arizona	156,000	Manufacturing	Owned
Woodstock, Connecticut	152,000	Manufacturing	Owned
Chandler, Arizona	142,000	Manufacturing	Owned
Chandler, Arizona	120,000	Manufacturing	Owned
Windham, Connecticut	88,000	Formerly Manufacturing	Owned
Richmond, Virginia	36,000	Formerly Manufacturing	Owned*
Dallas, Texas	2,000	Sales Office	Leased through 11/13
Belgium			
Ghent, Belgium	114,000	Manufacturing	Owned
Evergem, Belgium	77,000	Manufacturing	Owned
Germany			
Eschenbach, Germany	149,000	Manufacturing / Administrative Offices	Leased through 6/21
Bremen, Germany	68,000	Manufacturing / Administrative Offices	Leased through 10/18
Asia			
Suzhou, China	324,000	Manufacturing	Owned
Suzhou, China	170,000	Manufacturing / Administrative Offices	Owned
Suzhou, China	130,000	Manufacturing	Owned
Suzhou, China	92,000	Manufacturing	Owned
Ansan, Korea	40,000	Manufacturing	Leased through 10/13
Suzhou, China	30,000	Manufacturing	Owned
Tokyo, Japan	3,094	Sales Office	Leased through 1/14
Tokyo, Japan	2,000	Sales Office	Leased through 2/12
Tokyo, Japan	1,900	Sales Office	Leased through 4/12
Taipei, Taiwan, R.O.C.	1,000	Sales Office	Leased through 7/13
Hwasung City, Korea	1,000	Sales Office	Leased through 8/12
Singapore	1,000	Sales Office	Leased through 10/12
Shanghai, China	1,000	Sales Office	Leased through 7/13
Shenzhen, China	1,000	Sales Office	Leased through 5/12
Beijing, China	1,000	Sales Office	Leased through 11/12

* An agreement was signed in the first quarter of 2012 to sell this facility to a third party. The transaction is expected to close in the second quarter of 2012.

Item 3. Legal Proceedings

We are currently engaged in the following environmental and legal proceedings:

Superfund Sites

We are currently involved as a potentially responsible party (PRP) in two active cases involving two waste disposal sites.

Chatham Superfund Site - Currently, this proceeding is at a stage where it is not possible to estimate the ultimate cost of remediation, or the timing and extent of remedial action that may be required by governmental authorities. It is also not possible to estimate the amount of our liability, if any, alone or in relation to that of any other PRPs. The costs incurred since inception for this claim have been immaterial and have been primarily covered by insurance policies, for both legal and remediation costs. In this matter we have been assessed a cost sharing percentage of approximately 2% in relation to the range for estimated total cleanup costs of $17 million to $24 million. We believe we have sufficient insurance coverage to fully cover this liability and have recorded a liability and related insurance receivable of approximately $0.3 million as of December 31, 2011, which approximates our share of the low end of the range. We believe we are a de minimis participant and, as such, have been allocated an insignificant percentage of the total PRP cost sharing responsibility. Based on facts presently known to us, we believe that the potential for the final results of this case having a material adverse effect on our results of operations, financial position or cash flows is remote. This case has been ongoing for many years and we believe that it will continue on for the indefinite future. No time frame for completion can be estimated at the present time.

Omega Chemical Superfund Site - In the fourth quarter of 2011, the United States Environmental Protection Agency (EPA) notified us that we are a PRP for the cleanup of the Omega Chemical Corporation Superfund Site in Los Angeles County, California. Currently, this proceeding is at a stage where it is not possible to estimate the ultimate cost of remediation, or the timing and extent of remedial action that may be required by governmental authorities. It is also not possible to estimate the amount of our liability, if any, alone or in relation to that of any other PRPs.

PCB Contamination

We have been working with the Connecticut Department of Energy and Environmental Protection (CT DEEP) and the EPA, Region I, in connection with certain polychlorinated biphenyl (PCB) contamination in the soil beneath a section of cement flooring at our Woodstock, Connecticut facility. In 2000, the majority of the clean-up efforts were completed, and a small amount of residual soil contamination remained. In 2011, after several discussions and proposals with the CT DEEP, we agreed to install a pump and treat system to alleviate further contamination of the ground water. Since inception, we have spent approximately $2.5 million in remediation and monitoring costs related to the PCB soil contamination at this site. We anticipate future costs related to the ground water contamination issue to be de minimis and related to the continued use and maintenance of the pump and treat system now in place at the site.

In addition, during the first quarter of 2010, we discovered PCB contamination in the building at our Woodstock, Connecticut facility, due to it having contained the equipment that was the source of the original PCB soil contamination. Remediation of the contamination within the facility is currently projected to cost between $1.0 million and $2.6 million; therefore, we recorded a liability of $1.0 million related to the building contamination, which represents the low end of the estimated range, as no other amount in the range is more probable at this time.

We believe that these situations will continue for several more years and no time frame for completion can be estimated at the present time.

Asbestos Litigation

A significant number of asbestos-related product liability claims have been brought against numerous United States industrial companies where the third-party plaintiffs allege personal injury from exposure to asbestos-containing products. We have been named, along with hundreds of other companies, as a defendant in some of these claims. In virtually all of these claims filed against us, the plaintiffs are seeking unspecified damages, or, if an amount is specified, such amount merely represents a jurisdictional amount. However, occasionally specific damages are alleged and in such situations, plaintiffs' lawyers often sue dozens of defendants, frequently without factual basis or support. As a result, even when a specific amount of damages is alleged, such action can be arbitrary, both as to the amount being sought and the defendant being charged with such damages.

We did not mine, mill, manufacture or market asbestos; rather we made a limited number of products which contained encapsulated asbestos. Such products were provided to industrial users. We stopped manufacturing these products in the late 1980s.

- Claims

We have been named in asbestos litigation primarily in Illinois, Pennsylvania and Mississippi. As of December 31, 2011, there were 242 pending claims compared to 194 pending claims at December 31, 2010. The number of open claims during a particular time can fluctuate significantly from period to period depending on how successful we have been in getting these cases dismissed or settled. Some jurisdictions prohibit specifying alleged damages in personal injury tort cases such as these, other than a minimum jurisdictional amount which may be required for such reasons as allowing the case to be litigated in a jury trial (which the plaintiffs believe will be more favorable to them than if heard only before a judge) or allowing the case to be litigated in federal court. This is in contrast to commercial litigation, in which specific alleged damage claims are often permitted. The prohibition on specifying alleged damage sometimes applies not only to the suit when filed but also during the trial – in some jurisdictions the plaintiff is not actually permitted to specify to the jury during the course of the trial the amount of alleged damages the plaintiff is claiming. Further, in those jurisdictions in which plaintiffs are permitted to claim specific alleged damages, many plaintiffs nonetheless still choose not to do so. In those cases in which plaintiffs are permitted to and do choose to assert specific dollar amounts in their complaints, we believe the amounts claimed are typically not meaningful as an indicator of a company's potential liability. This is because (1) the amounts claimed may bear no relation to the level of the plaintiff's injury and are often used as part of the plaintiff's litigation strategy, (2) the complaints typically assert claims against numerous defendants, and often the alleged damages are not allocated against specific defendants, but rather the broad claim is made against all of the defendants as a group, making it impossible for a particular defendant to quantify the alleged damages that are being specifically claimed against it and therefore its potential liability, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and ultimately are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the 242 claims pending as of December 31, 2011, 68 claims do not specify the amount of damages sought, 171 claims cite jurisdictional amounts, and only three (3) claims (less than 2.0% of the total pending claims) specify the amount of damages sought not based on jurisdictional requirements. Of these three (3) claims, one (1) claim alleges compensatory and punitive damages of $20 million each; one (1) claim alleges compensatory damages of $65 million and punitive damages of $60 million and one (1) claim alleges compensatory and punitive damages of $1 million each. These three (3) claims name between ten (10) and 109 defendants. However, for the reasons cited above, we do not believe that this data allows for an accurate assessment of the relation that the amount of alleged damages claimed might bear to the ultimate disposition of these cases.

The rate at which plaintiffs filed asbestos-related suits against us increased in 2001, 2002, 2003 and 2004 because of increased activity on the part of plaintiffs to identify those companies that sold asbestos-containing products, but which did not directly mine, mill or market asbestos. A significant increase in the volume of asbestos-related bodily injury cases arose in Mississippi in 2002. This increase in the volume of claims in Mississippi was apparently due to the passage of tort reform legislation (applicable to asbestos-related injuries), which became effective on September 1, 2003 and which resulted in a higher than average number of claims being filed in Mississippi by plaintiffs seeking to ensure their claims would be governed by the law in effect prior to the passage of tort reform. The number of asbestos related suits filed against us decreased slightly in 2005 and 2006, but increased slightly in 2007, declined in 2008 and increased again in 2009 and 2010. The number of lawsuits filed against us in 2011 is significantly higher than in 2010. It is too early to be able to determine if this is a meaningful trend.

- Defenses

In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of exposure to our asbestos-containing products. We continue to believe that a majority of the claimants in pending cases will not be able to demonstrate exposure or loss. This belief is based in large part on two factors: the limited number of asbestos-related products manufactured and sold by us and the fact that the asbestos was encapsulated in such products. In addition, even at sites where the presence of an alleged injured party can be verified during the same period those products were used, our liability cannot be presumed because even if an individual contracted an asbestos-related disease, not everyone who was employed at a site was exposed to the asbestos-containing products that we manufactured. Based on these and other factors, we have and will continue to vigorously defend ourselves in asbestos-related matters.

- Dismissals and Settlements

Cases involving us typically name 50-300 defendants, although some cases have had as few as one and as many as 833 defendants. We have obtained dismissals of many of these claims. For the year ended December 31, 2011, we were able to have 121 claims dismissed and settled 8 claims. For the year ended December 31, 2010, 162 claims were dismissed and 21 were settled. The majority of costs have been paid by our insurance carriers, including the costs associated with the small number of cases that have been settled. Such settlements totaled approximately $8.1 million in 2011, compared to $6.8 million in 2010. Although these figures provide some insight into our experience with asbestos litigation, no guarantee can be made as to the dismissal and settlement rates that we will experience in the future.

Settlements are made without any admission of liability. Settlement amounts may vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature and extent of the disease alleged and the associated medical evidence, the age and occupation of the claimant, the existence or absence of other possible causes of the alleged illness of the alleged injured party and the availability of legal defenses, as well as whether the action is brought alone or as part of a group of claimants. To date, we have been successful in obtaining dismissals for many of the claims and have settled only a limited number. The majority of settled claims were settled for immaterial amounts, and the majority of such costs have been paid by our insurance carriers. In addition, to date, we have not been required to pay any punitive damage awards.

- Potential Liability

National Economic Research Associates, Inc. (NERA), a consulting firm with expertise in the field of evaluating mass tort litigation asbestos bodily-injury claims, has historically been engaged to assist us in projecting our future asbestos-related liabilities and defense costs with regard to pending claims and future unasserted claims. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, the variability of our claims history and consultations with NERA, we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate asbestos-related contingent liability (i.e., our indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

- Insurance Coverage

Our applicable insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. Following the initiation of asbestos litigation, an effort was made to identify all of our primary and excess level insurance carriers that provided applicable coverage beginning in the 1950s through the mid-1980s. Where appropriate, carriers were put on notice of the litigation. Marsh Risk Consulting (Marsh), a consulting firm with expertise in the field of evaluating insurance coverage and the likelihood of recovery for asbestos-related claims, has historically been engaged to work with us to project our insurance coverage for asbestos-related claims. Marsh's conclusions are based primarily on a review of our coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, analysis of applicable deductibles, retentions and policy limits, the experience of NERA and a review of NERA's reports.

- Cost Sharing Agreement

To date, our insurance carriers have paid for substantially all of the settlement and defense costs associated with our asbestos-related claims. There is a new cost sharing agreement between us and such insurance carriers which is primarily designed to facilitate the ongoing administration and payment of such claims by the carriers until the applicable insurance coverage is exhausted. This new four year agreement expires on January 25, 2015 and replaces an older agreement that had expired.

- Impact on Financial Statements

Given the inherent uncertainty in making future projections, we have had the projections of current and future asbestos claims periodically re-examined, and we will have them updated if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh's models, and other relevant factors, such as changes in the tort system and our success in resolving claims. Based on the assumptions employed by and the report prepared by NERA and other variables, NERA and Marsh updated their respective analyses for year end 2011 and the estimated liability and estimated insurance recovery, for the five-year period through 2016, is $28.8 million and $28.4 million, respectively. As of December 31, 2010, the estimated liability and estimated insurance recovery, for the five-year period through 2015, was $29.7 million and $29.3 million respectively.

The amounts recorded for the asbestos-related liability and the related insurance receivables described above were based on facts known at the time and a number of assumptions. However, projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of such claims, coverage issues among insurers and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States could cause the actual liability and insurance recoveries for us to be higher or lower than those projected or recorded.

There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but such excess amount cannot be estimated at this time. We will continue to vigorously defend ourselves and believe we have substantial unutilized insurance coverage to mitigate future costs related to this matter.

Other Environmental and General Litigation

- In 2005, we began to market our manufacturing facility in Windham, Connecticut to find potential interested buyers. This facility was formerly the location for the manufacturing operations of our elastomer component and float products prior to the relocation of these operations to Suzhou, China in the fall of 2004. As part of our due diligence in preparing the site for sale, we determined that there were several environmental issues at the site and determined it was in our best interests to voluntarily remediate these issues, which resulted in approximately $0.2 million of charges to complete the remediation activities that were completed in 2008. During 2009, we entered into the post-remediation monitoring period, which has now been completed and the CT DEEP has concluded that no further remediation work is required at the site.

- On May 16, 2007, CalAmp Corp. (CalAmp) filed a lawsuit against us for unspecified damages in response to a product liability issue related to our printed circuit material products. During the second quarter of 2008, CalAmp responded to discovery requests in the litigation and stated that its then current estimated total damages were $82.9 million. In the lawsuit, which was filed in the United States District Court, Central District of California, CalAmp alleged performance issues with certain printed circuit board laminate materials we had provided for use in certain of its products. In the first quarter of 2009 this lawsuit was settled for $9.0 million. The settlement was reached through mediation mandated by the United States District Court for the Central District of California. Both parties acknowledged that Rogers admitted no wrongdoing or liability for any claim made by CalAmp. We agreed to settle this litigation solely to avoid the time, expense and inconvenience of continued litigation. Under the settlement, we paid CalAmp the $9.0 million settlement amount in January 2009. We had accrued $0.9 million related to this lawsuit in 2007 and recorded an additional $8.1 million in the fourth quarter of 2008. Legal and other costs related to this lawsuit were approximately $1.8 million in 2008. In February 2009, subsequent to the settlement with CalAmp, we reached an agreement with our primary level insurance carrier to recover costs associated with a portion of the settlement ($1.0 million) as well as certain legal fees and other defense costs associated with the lawsuit (approximately $1.0 million). Payment for these amounts was received in the first quarter of 2009. On February 6, 2009, we filed suit in the United States District Court for the District of Massachusetts against Fireman's Fund Insurance Company, our excess level insurance carrier, seeking to collect the remaining $8.0 million of the settlement amount. In December 2010, we settled the suit filed against Fireman's Fund Insurance Company and received a payment of $2.5 million. This was recorded in operating income and as an operating activity in the Consolidated Financial Statements in Item 8 of this Form 10-K.

- In the second quarter of 2010, the CT DEEP identified us as a PRP at a disposal site in Killingly, Connecticut. We have initiated internal due diligence work related to the site to better understand the issue and our alleged involvement. Based on the facts and circumstances known to us at the present time, we are unable to estimate the probability or amount of any potential costs associated with this matter. As such, no reserve has been established at this time.

In addition to the above issues, the nature and scope of our business brings us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse impact on our results of operations, financial position, or cash flows.

For additional discussion on our environmental and litigation matters, see Note 14 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "ROG". As of the end of business on February 3, 2012, we had 590 shareholders of record. On the same date, the trading price of our common stock closed at $41.36 per share.

Capital Stock Market Prices

The following table sets forth the high and low prices during each quarter of the last two fiscal years on a per share basis.

	2011		2010	
	High	Low	High	Low
Fourth	$ 45.33	$ 35.88	$ 38.40	$ 30.40
Third	52.44	38.39	32.62	26.27
Second	48.00	39.96	35.19	26.49
First	47.99	38.91	32.07	23.57

Dividend Policy

We did not pay any dividends on our common stock in fiscal 2011 and 2010. We periodically evaluate the desirability of paying a dividend; however, at present, we expect to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income. We are also currently restricted in our ability to pay dividends under our current, amended credit agreement (see Item 7 Management's Discussion and Analysis of Financial Conditions and Results of Operations of this Form 10-K), in that we cannot make cash dividend payments if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

Item 6. Selected Financial Data

(Dollars in thousands, except per share amounts)

	2011	2010	2009	2008	2007
Sales and Income From Continuing Operations					
Net sales	**$ 553,150**	$ 378,201	$ 291,597	$ 365,247	$ 412,698
Income (loss) before income taxes	**55,088**	44,048	(16,388)	28,237	23,780
Income (loss)	**43,806**	38,321	(59,137)	23,652	20,774
Per Share Data From Continuing Operations					
Basic	**$ 2.73**	$ 2.43	$ (3.77)	$ 1.38	$ 1.25
Diluted	**2.62**	2.39	(3.77)	1.36	1.23
Book value	**20.85**	20.87	18.61	21.47	22.17
Financial Position From Continuing Operations					
Current assets	**$ 265,582**	$ 221,306	$ 164,132	$ 184,235	$ 241,882
Current liabilities	**78,644**	65,294	42,828	59,810	65,905
Ratio of current assets to current liabilities	**3.4 to 1**	3.4 to 1	3.8 to 1	3.1 to 1	3.7 to 1
Cash, cash equivalents and short-term investments	**$ 79,728**	$ 80,321	$ 58,137	$ 70,625	$ 89,628
Working capital	**186,938**	156,012	121,304	124,425	175,977
Property, plant and equipment, net	**148,182**	118,804	121,812	143,145	142,199
Total assets	**677,578**	483,314	406,067	481,304	461,192
Long-term debt and lease obligation less current maturities	**122,610**	-	-	-	-
Shareholders' equity	**338,256**	330,532	292,950	336,144	363,981
Long-term debt as a percentage of shareholders' equity	**36%**	0%	0%	0%	0%
Other Data					
Depreciation and amortization from continuing operations	**$ 26,308**	$ 15,700	$ 17,212	$ 18,397	$ 24,296
Research and development expenses from continuing operations	**21,617**	17,447	17,394	21,885	24,085
Capital expenditures from continuing operations	**21,316**	12,241	12,087	21,004	30,885
Number of employees (average)	**2,566**	1,940	1,735	1,960	2,100
Net sales per employee	**$ 216**	$ 195	$ 168	$ 186	$ 197
Number of shares outstanding at year end	**16,220,648**	15,841,341	15,743,491	15,654,123	16,414,918

The financial data included within the preceding table should be read in conjunction with our Management's Discussion and Analysis as well as the Financial Statements and Supplementary Data (Items 7 and 8 of this Form 10-K), and with our previously filed Forms 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes that appear elsewhere in this Form 10-K.

Forward-Looking Statements

Certain statements in this Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "believes," "estimates," "should", "target", "may", "project," "guidance," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing business, economic, and political conditions both in the United States and in foreign countries; the uncertainty surrounding the European sovereign debt crisis and the potential for further deterioration; increasing competition; changes in product mix; the development of new products and manufacturing processes and the inherent risks associated with such efforts; the outcome of current and future litigation; the accuracy of our analysis of our potential asbestos-related exposure and insurance coverage; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into our operations. Such factors also apply to our joint ventures. We make no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statements, unless required by law. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include, but are not limited to, those items described in Item 1A, Risk Factors, in this Form 10-K.

Business Overview

Company Background and Strategy

We are a global enterprise that provides our customers with innovative solutions and industry leading products in a variety of markets, including portable communications, communications infrastructure, consumer electronics, mass transit, automotive, defense and clean technology. We generate revenues and cash flows through the development, manufacture, and distribution of specialty material-based products that are sold to multiple customers, primarily original equipment manufacturers (OEMs) and contract manufacturers that, in turn, produce component products that are sold to end-customers for use in various applications. As such, our business is highly dependent, although indirectly, on market demand for these end-user products. Our ability to forecast future sales growth is largely dependent on management's ability to anticipate changing market conditions and how our customers will react to these changing conditions. It is also highly limited due to the short lead times demanded by our customers and the dynamics of serving as a relatively small supplier in the overall supply chain for these end-user products. In addition, our sales represent a number of different products across a wide range of price points and distribution channels that do not always allow for meaningful quantitative analysis of changes in demand or price per unit with respect to the effect on sales and earnings.

Strategically, our current focus is on three mega trends that we believe will fuel the future growth of our Company – growth of the internet, expansion of mass transit, and further investment in clean technology. These trends and their related markets all require materials that perform to the highest standards, which has been a key strength of our products over the years. We are also focused on growing our business both organically and through strategic acquisitions or technology investments that will add to or expand our product portfolio, as well as strengthen our presence in existing markets or expand into new ones. We will continue to focus on business opportunities and invest in expansion around the globe. In the first quarter of 2011, we finalized the acquisition of Curamik and, over the course of 2011, made significant progress on our new manufacturing operations for our Printed Circuit Materials (PCM) operating segment on our campus in Suzhou, China. Once these operations are complete, PCM will have a manufacturing presence in each of its three major geographic locations – North America, Europe, and Asia – further solidifying our commitment to be close to our customers in order to better serve their needs. Our vision is to be the leading, innovative, growth oriented, and high technology materials solutions provider for our selective markets. To achieve this vision, we must have an organization that can cost effectively develop, produce and market products and services that provide clear advantages for our customers and markets.

2011 Executive Summary

2011 was another very strong year for Rogers, particularly over the first three quarters of the year. Overall, our sales for 2011 were $553.2 million, an increase of 46.3% from the $378.2 million achieved in 2010. 2011 sales included $132.9 million for Curamik Electronics Solutions (CES), a record sales year for the business. Excluding CES, sales growth attributable to our legacy business was $42.1 million, or 11.1%. This growth was driven by double digit percentage sales growth across all of our Core Strategic operating segments, led by High Performance Foams (HPF) at 18.6%, Printed Circuit Materials (PCM) at 18.0% and Power Distribution Systems (PDS) at 12.6%, while being partially offset by the loss of approximately $13.5 million in sales from distribution activities related to our former joint venture with Mitsui Chemicals, Inc. of Japan, Polyimide Laminate Systems, LLC (PLS) distribution business, which came to end of life late in 2010. We also increased our profitability, as we achieved $2.62 of earnings per diluted share from continuing operations as compared to $2.39 in 2010.

However, the sales and earnings achieved in the first three quarters of the year were tempered by a decline in sales and profitability in the fourth quarter of 2011, as certain of our operating segments, particularly CES, PCM and PDS, and, to a lesser extent, HPF, experienced softening in sales volumes and orders. We believe that the economic crisis in Europe, and the slow down of growth and spending in China, particularly on infrastructure projects in railway and wind and solar power, had the greatest impact on this performance. We also experienced greater softening than expected in our PCM segment for the wireless infrastructure market, as orders slowed toward the end of the quarter. We believe a portion of this demand reduction was primarily due to aggressive year end inventory management across the supply chain. Although our visibility into the future is limited, we believe that these situations will adversely impact our operations in the short term, but expect that ordering could increase during the second half of 2012.

2011 was also a year of change for our Company. In the fourth quarter of 2011, we welcomed a new President and Chief Executive Officer, Bruce Hoechner, to the Rogers team. Mr. Hoechner joins us after spending the majority of his career with Rohm and Haas and, most recently, The Dow Chemical Company. Mr. Hoechner has broad leadership experience across numerous geographies, businesses and functions in the specialty chemicals industry with particularly strong international business expertise.

As a result of the downturn in the business in the fourth quarter of 2011 and continued softness in the beginning of 2012, the senior management team determined that action had to be taken in order to better position Rogers for future success and to enable us to achieve our vision of becoming a leading innovative, growth oriented high technology materials solutions provider for our selective markets. We believe that, in order to achieve our goals, we must transform our company to focus on actions that will help us attain our objectives, including being a more streamlined company, both from an organizational and a cost perspective.

To begin this process, we made the strategic decision to end the operations of our Thermal Management Solutions (TMS) segment. This business had not been able to achieve our objectives since we acquired the technology a few years ago, and recent developments had further diminished future prospects. We expect this decision will favorably impact our results going forward by eliminating the losses sustained by the segment since its acquisition. This will also allow us to redeploy key resources in other areas to continue fueling our growth initiatives. Further, in the first quarter of 2012, we realigned the senior leadership of the Company by consolidating a number of senior executive positions.

We are also pursuing other initiatives aimed at further reducing our cost structure in order to make us a more streamlined organization, enabling us to continue to grow our Company both from a sales and earnings perspective. We expect these initiatives to extend over the course of several quarters and, ultimately, position our Company to achieve its strategic vision, while increasing value to our shareholders.

Segment Realignment

In the first quarter of 2011, due to the acquisition of Curamik and the manner in which we manage our business, we determined that it was appropriate to adjust our segment reporting structure.

Our previous reporting structure was comprised of three business categories – Core Strategic, Development Stage, and Other. Our new structure eliminates the Development Stage category and expands the Core Strategic category, as shown in the below table:

Old Structure	New Structure
Core Strategic	*Core Strategic*
High Performance Foams	High Performance Foams
Printed Circuit Materials	Printed Circuit Materials
Power Distribution Systems	Power Electronics Solutions
Development Stage	Curamik Electronics Solutions
Custom Electrical Components	Power Distribution Systems
Other	*Other*

In the new structure, we created a new category called "Power Electronics Solutions", which is comprised of two operating segments – Curamik Electronics Solutions and Power Distribution Systems. We now separately report the results of operations for these segments. Also, we eliminated the Development Stage category, as the Custom Electrical Components segment will now be aggregated in "Other". Management concluded that the development activities at the Custom Electrical Components segment were not gaining traction in the market and, therefore, suspended most of the development efforts associated with the segment. This new structure aligns our reporting with management's current view of the business, particularly as we work to further penetrate our core target mega trend markets.

Results of Continuing Operations

The following table sets forth, for the last three fiscal years, selected Company operating data expressed as a percentage of net sales.

	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Gross margins	32.4%	36.3%	28.2%
Selling and administrative expenses	18.8%	23.5%	23.3%
Research and development expenses	3.9%	4.6%	6.0%
Restructuring and impairment charges	0.0%	0.0%	7.8%
Operating income (loss)	9.6%	8.3%	(8.9%)
Equity income in unconsolidated joint ventures	1.0%	2.3%	1.9%
Other income, net	0.3%	0.2%	0.2%
Interest income, net	(0.9%)	0.0%	0.1%
Acquisition/disposal gain	0.0%	0.8%	1.0%
Income (loss) from continuing operations before income taxes	10.0%	11.6%	(5.6%)
Income tax expense	2.1%	1.5%	14.7%
Income (loss) from continuing operations	7.9%	10.1%	(20.3%)

2011 vs. 2010

Net Sales

Net sales in 2011 were $553.2 million, an increase of 46.3% from $378.2 million of sales in 2010. 2011 sales included approximately $132.9 million related to Curamik, which was acquired at the beginning of 2011. Excluding Curamik, organic growth was approximately $42.1 million, or 11.1%. This sales increase was attributable to volume improvement across all of our Core Strategic segments, led by High Performance Foams, which increased by 18.6% from $149.7 million in 2010 to $177.6 million in 2011; Printed Circuit Materials, which increased by 18.0% from $141.1 million in 2010 to $166.4 million in 2011; and the Power Distribution Systems segment, which increased by 12.6% from $42.1 million to $47.3 million. A primary driver of these increases was the strong demand for the industry leading products and materials produced by these segments, particularly over the first nine months of 2011, as volumes declined in the fourth quarter (as discussed in the "Executive Summary" section above). Additional factors impacting these results are discussed in greater detail in the "Segment Sales and Operations" section below.

Manufacturing Margins

Manufacturing margins decreased by approximately 11% from 36.3% in 2010 to 32.4% in 2011. During 2011, margins were impacted by several factors, many of which were anticipated and planned for by management. Most notably, such factors included the start up costs associated with our new PCM manufacturing facility in Suzhou, China, and our PDS operations in North America; increased costs of certain raw materials used in many of our production processes, and unfavorable product sales mix in certain segments. As we move into the production phase in these new production facilities, we expect the start up and qualification costs to decline and margins to improve over time. Also, margins were negatively impacted by the acquisition of Curamik, which has historically operated at lower margins than our legacy operations. However, Curamik has lower operating costs, so overall profitability is very similar to our core businesses. Further, margins were negatively impacted by a one-time charge of approximately $1.8 million recorded in the first quarter of 2011 related to the write up of Curamik inventory to fair value, as required under the purchase accounting rules. Sequentially, margins improved over the first three quarter of 2011, but declined significantly in the fourth quarter due to the decline in sales and a negative impact from inventory absorption. We anticipate lower margins in the first half of 2012 at current sales levels as we work to manage our inventory levels, but anticipate improvements if and when our sales volumes begin to improve as 2012 progresses.

Selling and Administrative Expenses

Selling and administrative (S&A) expenses were $104.2 million in 2011, an increase of $15.4 million, or 17.3%, from $88.8 million in 2010. The increase in 2011 expenses is partially attributable to the acquisition of Curamik, which added approximately $13.9 million of expense during the year, which includes $1.3 million of costs incurred to acquire the business and approximately $3.5 million in amortization expense related to the intangible assets created as part of the purchase. Also contributing to the increase were approximately $2.7 million in one-time charges incurred in the fourth quarter of 2011 associated with the acceleration of compensation expense related to the change of Chief Executive Officers during the quarter. (We will incur additional charges in the third quarter of 2012 related to the settlement of the former Chief Executive Officer's pension benefits, which we estimate will result in additional expense of approximately $1.5 million and a cash payout of approximately $6.0 million.) Further contributing to the increase in S&A were incremental sales and marketing costs of approximately $6.9 million incurred to support our higher sales volumes and future growth initiatives. These increases were partially offset by a net decline in incentive and equity compensation costs of approximately $6.0 million, as well as declines in spending in certain areas as a result of the cost control measures that have been in place due to the recession. As a percentage of sales, overall selling and administrative expense declined significantly to 18.8% in 2011 from 23.5% in 2010. This decline was partially driven by our ability to grow sales organically and absorb a significant acquisition in Curamik without materially increasing our S&A spending. Also, Curamik's overall operating costs are lower as a percentage of sales than our legacy segments' costs, which helped contribute to the percentage decline.

Research and Development Expenses

Research and development (R&D) expenses were $21.6 million in 2011, an increase of $4.2 million, or 24.1%, from $17.4 million in 2010. As a percentage of sales, R&D expenses were 3.9% in 2011 and 4.6% in 2010. Historically, we have targeted a 6% R&D investment as a percentage of net sales; however, with our sales growth we believe that our short term R&D investment rate will be in the 4% range. Going forward, we will continue to invest in research and development to improve our existing technologies and find new applications for these materials, as well as to explore new, emerging technologies, as well as existing technologies, that we believe will complement our existing product portfolio.

Restructuring and Impairment Charges

In the first quarter of 2012, we signed an agreement to sell our facility in Richmond, Virginia for $1.5 million. We acquired this facility as part of the MTI acquisition and subsequently moved operations from Richmond to our High Performance Foams manufacturing facility in Carol Stream, Illinois, so the facility has been vacant and classified as held for sale since 2009. This facility had a book value of approximately $1.8 million prior to the signing of the agreement, and we recorded an impairment charge of approximately $0.4 million as of December 31, 2011, which represents the write down to the selling price less approximately $0.1 million of estimated selling costs. We expect the transaction to close in the second quarter of 2012.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures was $5.5 million in 2011, a decrease of $3.2 million from $8.7 million in 2010. 2010 results included approximately $0.9 million of equity income related to the RCCT joint venture, which was divested in the fourth quarter of 2010. The remaining year-over-year decrease is attributable to a decline in performance at our foam joint ventures, Rogers INOAC Suzhou (RIS) in China and Rogers INOAC Corporation (RIC) in Japan.

Other Income (Expense), Net

Other income was $1.9 million in 2011, an increase of $0.5 million from $1.4 million in 2010. The increase is primarily due to a gain of approximately $1.9 million on the sale of a building in China, partially offset by an unfavorable impact of $0.5 million related to foreign currency fluctuations and our related hedging program. Also, 2010 results included commission income of $0.6 million from PLS, which did not recur in 2011.

Realized Investment Loss

Realized investment loss is the portion of the auction rate security impairment that relates to credit losses and is required to be recorded in the consolidated statements of operations. The amount of loss recognized in 2011 was $0.2 million, a decrease from the $0.6 million loss recognized in 2010. The change is attributable to market conditions surrounding the securities underlying the auction rate securities, as well as redemption of a tranche of auction rate securities during 2011 at less than par value.

Interest Income (Expense), Net

Interest income (expense), net went from $0.2 million of interest income in 2010 to $4.9 million of interest expense in 2011. The interest expense is primarily due to the recognition of $3.8 million of expense related to our long-term debt obligations resulting from the funding of the Curamik acquisition in the first quarter of 2011. Additionally, in 2011, we incurred approximately $0.7 million of expense associated with a capital lease obligation that we acquired as part of the Curamik acquisition.

Income Taxes

Our effective tax rate was 20.5% in 2011 and 13.0% in 2010. In both 2011 and 2010, our tax rate was favorably impacted by the tax benefit associated with certain discrete rate items recorded during the year and also benefited from favorable tax rates on certain foreign business activity. In 2010, our effective tax rate was also favorably impacted by the release of a portion of the valuation allowance against our U.S. deferred tax assets. In the fourth quarter of 2010, we developed a tax planning strategy that would allow us to recognize certain deferred tax assets, resulting in a partial reduction of our valuation allowance. We believe that this strategy is reasonable, prudent, and feasible, and we will implement this strategy, if need be, to ensure that this portion of our deferred tax asset does not expire. In both 2011 and 2010, we had cumulative losses in the U.S. As the realization of deferred taxes is principally dependent upon the achievement of future taxable income, the estimation of which requires significant management judgment, we concluded that given the weight of both positive and negative evidence, a valuation allowance should be placed against the remaining portion of our U.S. deferred tax assets, for which there is neither a tax planning strategy nor source of taxable income against which it would offset. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. Furthermore, if objective negative evidence in the form of recent cumulative losses is no longer present, additional weight may be given to subjective evidence such as our projections for future taxable income.

Our tax holiday on the earnings of our subsidiaries in China expired at the end of 2011. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years that gradually increased to the 25% full rate of tax beginning in 2012. In 2011, RSZ reported pretax income of $17.9 million which was subject to a tax rate of 24%. In 2010, RSZ reported pretax income of $18.1 million, which was subject to a tax rate of 22%. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), also a wholly-owned subsidiary of ours, RSH was subject to a reduced rate of tax that gradually increased to the 25% full rate of tax beginning in 2012. In 2011, RSH reported pretax income of $2.4 million which was subject to a tax rate of 24%. In 2010, RSH reported pretax income of $4.8 million which was subject to a tax rate of 22%.

Backlog

Our backlog of firm orders was $33.1 million at December 31, 2011, as compared to $38.7 million at December 31, 2010. The decrease at the end of 2011 was primarily related to the decreased customer demand across almost all of our businesses, with the largest impact at PDS, which experienced a decrease in backlog of $3.6 million at December 31, 2011 as compared to December 31, 2010.

2010 vs. 2009

Net Sales

Net sales in 2010 were $378.2 million, an increase of 29.6% from $291.6 million of sales in 2009. The increase in sales is attributable to increases in our Core Strategic segments, most notably our High Performance Foams segment, which increased by 42.8% year over year, and our Printed Circuit Materials segment, which increased by 24.9%. A primary driver of these increases was the strong demand for the industry leading products and materials produced by these segments, particularly as the global economy began to recover from the recessionary environment that existed in 2009, which had a significant negative impact on our overall business. Additional factors impacting these results are discussed in greater detail in the “Segment Sales and Operations” section below.

Manufacturing Margins

Manufacturing margins increased by over 28% to 36.3% in 2010 from 28.2% in 2009. Margins increased at all of our segments, with the most significant increases occurring in our High Performance Foams and Power Distribution Systems segments with year over year percentage increases of 18.2% and 15.2%, respectively, in 2010 as compared to 2009. Margins in 2009 were significantly impacted by the volume declines experienced during the year, particularly in the first half of the year as margins in the first quarter of 2009 (our low point for sales) were approximately 21.2%. During 2010, sales volume increases, as well as our cost cutting initiatives that began early in 2009, helped to drive the significant margin improvements. Our margins will continue to be driven to a large extent by both our volume levels, product mix, and overall cost structure.

Selling and Administrative Expenses

Selling and administrative expenses were $88.8 million in 2010, an increase of $21.0 million from $68.0 million in 2009. 2010 expenses increased primarily due to costs associated with various incentive compensation plans, including the annual bonus plan, equity compensation plans that include stock options and restricted stock, and sales commissions programs, which all increased as a result of our strong operational performance in 2010 as compared to 2009. The increase in costs can also be attributed to elevated spending levels necessary to support our higher sales levels achieved in 2010 versus 2009. 2010 results included approximately $3.3 million of costs associated with the acquisitions of Utis in the second quarter of 2010 and Curamik, which closed early in the first quarter of 2011, along with a gain of $2.5 million from the proceeds received from the settlement of a previously filed suit against Fireman’s Fund Insurance Company related to the CalAmp lawsuit in 2009. 2009 results included approximately $2.1 million of one-time costs related to a product liability claim on our printed circuit material products and $1.1 million of costs associated with the integration of MTI Global, Inc. operations, as well as approximately $2.8 million of incremental costs related to our defined benefit pension plan as a result of the decline in asset value during 2008. Overall, as a percentage of sales, selling and administrative expenses remained relatively consistent year over year, at 23.5% and 23.2% for 2010 and 2009, respectively.

Research and Development Expenses

Research and development expenses were $17.4 million in both 2010 and 2009. Overall, as a percentage of sales, R&D expenses were in line with expectations at 4.6% in 2010 and 6.0% in 2009. In 2010, our strategic plan was to invest an average of 6.0% of net sales annually into research and development. However, in a period of rising sales, research and development expenditures do not increase at the pace of sales; therefore, there is often a delay in meeting our targeted investment level, which resulted in the decline in 2010. Going forward, we will continue to invest in research and development to improve our existing technologies and find new applications for these materials, as well as to explore new, emerging technologies, as well as existing technologies, that we believe will complement our existing product portfolio. With our acquisition of Curamik, we will reevaluate our targeted long-term spending rate and adjust our spending targets, if necessary, in the future.

Restructuring and Impairment Charges

During 2009, we recorded approximately $23.5 million in restructuring and impairment charges (of which $0.8 million was recorded in "Cost of Sales" on our consolidated statements of operations). The restructuring and impairment charges were comprised of the following:

- $17.7 million in charges related to the impairment of certain long-lived assets in the following operating segments: Other, for the business of Flexible Circuit Materials ($7.7 million) and the business of Custom Electrical Components ($8.6 million), High Performance Foams ($0.6 million) and Printed Circuit Materials ($0.8 million);
- $4.9 million in severance related to a global workforce reduction; and
- $0.8 million in charges related to additional inventory reserves related to the restructuring of our Custom Electrical Components and Flexible Circuit Materials operating segments, which was recorded in "Cost of sales" on our consolidated statements of operations.

These charges are discussed in greater detail below.

- Flexible Circuit Materials

In the second quarter of 2009 as part of our strategic planning process, our management team determined that we would exit the flexible circuit materials market and effectively discontinue any new product development or research in this area. Over the previous several years, the flexible circuit materials market had experienced increased commoditization of its products, resulting in increased competition and extreme pricing pressures. In 2008, we had taken certain initial actions to streamline our flexible circuit materials business, including shifting production of certain products to our joint venture in Taiwan, and retaining only certain, higher margin products. However, in 2009, we determined that the future markets for these products were very limited and did not fit with the strategic direction of the Company. Therefore, we determined that we would immediately stop production of certain remaining flexible circuit materials products and continue to support only select customers for a limited time period going forward, ultimately resulting in the abandonment of our wholly-owned flexible circuit materials business.

As a result of these management decisions, we determined it appropriate to evaluate the assets related to this business for potential impairment. This analysis resulted in an impairment charge related to specific equipment located in our Belgian facility. This equipment was to be used primarily for the development of certain flexible circuit materials-related products; however, based on the decision to abandon the business, this equipment was no longer of use to us. We recognized an impairment charge of approximately $6.0 million related to this equipment and wrote it down to an estimated salvage value of approximately $2.0 million. This charge was reported in the "Restructuring and impairment" line item in our consolidated statements of operations.

We also recorded an impairment charge on a building located in Suzhou, China that was built to support our flexible circuit materials business in the Asian marketplace. The impairment charge was reported in the "Restructuring and impairment" line item in our consolidated statements of operations. In the first quarter of 2011 we sold this building.

Further, as part of the decision to exit the flexible circuit materials business, we recorded additional reserves on certain inventory that will no longer be sold, of approximately $0.4 million. This charge was reported as part of "Cost of sales" in our consolidated statements of operations.

Lastly, we also recorded an impairment charge in 2009 on certain other assets pertaining to the flexible circuit materials business in Asia of approximately $0.1 million, which was reported in the "Restructuring and impairment" line item in our consolidated statements of operations.

These charges were reported in our Other reportable segment.

- Custom Electrical Components

Over the past few years, our CEC electroluminescent (EL) lamp business has steadily declined as new technologies have emerged to replace these lamps in cell phone and other related applications. In the second quarter of 2007, we took initial steps to restructure the CEC business for this decline, as we shifted the majority of manufacturing to our China facility and recorded impairment charges on certain U.S. based assets. Since that time, we have continued to produce EL lamps out of our China facility at gradually declining volumes and our management team has initiated efforts to develop new product applications using our screen printing technology. Our initial forecasts indicated the potential for new applications to go to market in the second half of 2009; however, we had not successfully developed any new applications that would generate material cash flows in the future. We concluded that this situation, plus the fact that our EL lamp production was primarily limited to automotive applications as there were no longer material sales into the handheld market as of the second quarter of 2009, was an indicator of impairment. The resulting analysis concluded that these assets should be treated as "abandoned", as they are not in use and we did not anticipate the assets being placed in use in the near future. As such, these assets were written down to their current fair value, which in this case approximates salvage value as there is not a readily available market for these assets since the technology is becoming obsolete. Therefore, we recorded an impairment charge of approximately $4.6 million related to these assets, resulting in a remaining book value of approximately $0.7 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statement of operations.

Further, as a result of reaching end of life on certain handheld applications, we recorded additional inventory reserves of approximately $0.4 million, as this inventory no longer had any value or future use. This charge was reported as part of "Cost of sales" in our consolidated statements of operations.

During the fourth quarter of 2009, as a result of the continued decline in the CEC business, as described above, we made the decision to market for sale the CEC facility located in Chandler, Arizona. As a result of this decision, the fair value of the building was appraised at approximately $7.1 million, resulting in an impairment charge of $4.0 million. This charge was reported in the "Restructuring and impairment charges" line item in our consolidated statement of operations. The building, which has note yet been sold, does not meet the definition of an asset held for sale, per the relevant accounting guidance, and therefore it is classified as "Property, plant and equipment" on our consolidated statements of financial position at December 31, 2010.

These charges were reported in our Other reportable segment.

- High Performance Foams

During the fourth quarter of 2009, we recorded an impairment charge of $0.6 million on our manufacturing facility located in Richmond, Virginia which was acquired as part of the acquisition of certain assets of MTI Global Inc. The building was classified as an "asset held for sale" when acquired in the second quarter of 2009. Market conditions at the time resulted in the 2009 fourth quarter impairment charge.

This charge was recorded in our High Performance Foams operating segment.

- Printed Circuit Materials

Early in 2008, management determined based on forecasts at that time, that we would need additional capacity for our high frequency products later that year. Management had already undertaken initiatives to build additional capacity through a new facility on our China campus, but needed a solution to fill interim capacity needs. Therefore, we initiated efforts to move idle equipment from our Belgian facility to our Arizona facility and incurred costs of approximately $0.8 million due to these efforts. At the end of 2008, our overall business began to decline due in part to the global recession, and management determined that we would not need this equipment at that time but that we would still need certain capacity later in 2009 prior to the China capacity coming on line. However, in 2009, business did not recover as quickly as anticipated and we believed that we would not need this equipment as we had sufficient capacity to meet our current needs and the China facility would be available in time to satisfy any increase in demand. Therefore, we determined that the costs incurred related to the relocation of this equipment should be impaired and equipment purchased or refurbished as part of the relocation should be written down to an estimated salvage value, resulting in a charge of approximately $0.8 million, which is reflected in the "Restructuring and impairment charges" line item on our consolidated statements of operations.

These charges were reported in our Printed Circuit Materials operating segment.

- Severance

In the first half of 2009, we announced certain cost reduction initiatives that included a workforce reduction and a significant reduction in our operating and overhead expenses in an effort to better align our cost structure with the lower sales volumes experienced at the end of 2008 and in 2009. As a result, we recognized approximately $4.9 million in severance charges in 2009, and paid out approximately $3.8 million in severance during 2009.

A summary of the activity in the severance accrual as of December 31, 2010 was as follows:

(Dollars in thousands)		
Balance at December 31, 2009	$	1,088
Provisions		-
Payments		(1,088)
Balance at December 31, 2010	$	-

These charges were included in the "Restructuring and impairment charges" line item on our consolidated statements of operations and were reported across all segments.

We did not record any restructuring or impairment charges during 2010.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures increased $3.2 million from $5.5 million in 2009 to $8.7 million in 2010. The year over year increase was primarily attributable to the strong performance of our foam joint ventures, Rogers INOAC Suzhou (RIS) in China and Rogers INOAC Corporation (RIC) in Japan, as business rebounded significantly from the recession driven declines and excess inventory levels experienced in 2009. During 2010, we sold our 50% interest in RCCT to our partner, Chang Chun Plastics, Ltd. in the fourth quarter of 2010, effectively completing our exit of the flexible circuit materials business. Prior to the sale of our 50% interest, RCCT was slightly accretive to our results in 2010.

Other Income (Expense), Net

Other income increased from $1.1 million in 2009 to $1.4 million in 2010. The increase was primarily due to the impact of foreign currency fluctuations and our related hedging program, which collectively contributed approximately $1.2 million in unfavorable net adjustments in 2009, compared to $0.3 million in favorable net adjustments in 2010. The foreign currency fluctuations were offset by the PLS commission activity for each year. We dissolved the PLS joint venture in the first quarter of 2010, resulting in only $0.6 million in commission income for 2010, compared to $1.8 million in 2009.

Realized Investment Loss

Realized investment loss is the portion of the auction rate security impairment that relates to credit losses. The amount increased 51.9% in 2010 from a loss of $0.4 million to a loss of $0.6 million. The change was attributable to market conditions surrounding the underlying securities of the auction rate securities.

Income Taxes

Our effective tax rate was 13.0% in 2010, and (260.9%) in 2009. In 2010, our effective tax rate was favorably impacted by the release of a portion of the valuation allowance against our U.S. deferred tax assets. In the fourth quarter of 2010, we developed a tax planning strategy that would allow us to recognize certain deferred tax assets, resulting in a partial reduction of our valuation allowance. We believe that this strategy is reasonable, prudent, and feasible, and we will implement this strategy, if need be, to ensure that this portion of our deferred tax asset does not expire. In both 2010 and 2009, we had cumulative losses in the U.S. As the realization of deferred taxes is principally dependent upon the achievement of future taxable income, the estimation of which requires significant management judgment, we concluded that given the weight of both positive and negative evidence, a valuation allowance should be placed against the remainder of our U.S. deferred tax assets, for which there is neither a tax planning strategy nor source of taxable income against which it would offset. In 2009, our effective tax rate was unfavorably impacted by recording a valuation allowance charge of $57.3 million against our U.S. deferred tax asset. Also, in both 2010 and 2009, our tax rate was favorably impacted by the tax benefit associated with certain discrete rate items recorded during the year and continued to benefit from favorable tax rates on certain foreign business activity.

Our tax holiday on the earnings of our subsidiaries in China expired at the end of 2011. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years that gradually increased to the 25% full rate of tax beginning in 2012. In 2010, RSZ reported pretax income of $18.1 million, which was subject to a tax rate of 22%. In 2009, RSZ reported pretax income of $4.6 million which was subject to a tax rate of 10%. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), also a wholly-owned subsidiary of ours, RSH was subject to a reduced rate of tax that gradually increased to the 25% full rate of tax beginning in 2012. In 2010, RSH reported pretax income of $4.8 million which was subject to a tax rate of 22%. In 2009, RSH reported pretax income of $1.9 million which was subject to a tax rate of 20%.

Backlog

Our backlog of firm orders was $38.7 million at December 31, 2010, as compared to $29.2 million at December 31, 2009. The increase at the end of 2010 was primarily related to the increased customer demand reflected in the increase in sales in the Printed Circuit Materials and Power Distribution Systems operating segments. Backlog for Printed Circuit Materials increased by approximately $5.4 million at year end 2010 as compared to year end 2009, while backlog for Power Distribution Systems increased by approximately $2.9 million at year end 2010 as compared to year end 2009.

Segment Sales and Operations

Core Strategic

High Performance Foams

(Dollars in millions)	2011	2010	2009
Net sales	$177.6	$149.7	$104.8
Operating income	28.3	17.4	5.1

Our High Performance Foams operating segment is comprised of our polyurethane and silicone foam products.

2011 vs. 2010 – Net sales in this segment increased by 18.6%, from $149.7 million in 2010 to $177.6 million in 2011. Operating profits increased significantly as well, improving by approximately 62.6% from $17.4 million in 2010 to $28.3 million in 2011. The 2010 results include approximately $0.9 million of integration costs associated with the acquisition of Utis in the second quarter of 2010. 2011 results were driven by strong demand for the segment's foams across almost all product lines and in geographic regions. In particular, we continue to experience success with our polyurethane foam products in cushioning, sealing and energy management for portable electronic devices, particularly large touch-screen mobile internet devices. Sales of our silicone foams gained momentum in 2011 due to increased demand in various markets, including aircraft, communications infrastructure, solar power, and hybrid electric vehicle applications. HPF also gained traction in one of its newest product lines, PORON® molded components, primarily for applications in sports and impact apparel, as well as mobile internet devices. Like most of our other segments, HPF experienced a decline in sales volumes in the Fourth quarter of 2011, which we believe is driven by the rationalizing of inventory in the marketplace, as well as the global economic trends discussed in the "Executive Summary" section above. We also believe this decline to be temporary and expect volumes to increase again in the middle to second half of 2012.

2010 vs. 2009 – Net sales in this segment increased by over 40% from $104.8 million in 2009 to $149.7 million in 2010. Operating profits also increased substantially, more than tripling in 2010 to $17.4 million as compared to $5.1 million in 2009. The 2010 results include approximately $0.9 million of integration costs associated with the acquisition of Utis in the second quarter of 2010 and 2009 results include approximately $1.5 million of integration costs associated with the acquisition of certain assets of MTI Global, Inc. (MTI). 2009 also includes severance costs of approximately $2.0 million related to the MTI asset acquisition and the worldwide workforce reduction initiated in the first half of the year. 2010 results were driven by strong demand for the segment's foams across almost all product lines and in all geographic regions. In particular, our industry-leading products for cushioning, sealing and protecting sensitive components in mobile internet devices were in high demand, specifically in large touch screen display tablets. Additionally, sales of products that meet stringent industry standards in the mass transit market, particularly seating and sealing applications, were strong during 2010 as compared to 2009. In 2009, sales levels reached their lowest point in the first half of the year during the peak of the recession. During the second half of 2009, we began to experience a turnaround in the market as our sales and operating results began to improve. This trend continued in 2010 as markets continued to improve, resulting in increasing sales volumes and profits during the year.

Printed Circuit Materials

(Dollars in millions)	2011	2010	2009
Net sales	$ 166.4	$ 141.1	$ 112.9
Operating income	11.1	11.0	0.3

Our Printed Circuit Materials operating segment is comprised of our high frequency circuit material products.

2011 vs. 2010 – Net sales in this segment increased by 18.0% in 2011 to $166.4 million from $141.1 million in 2010. Operating results were relatively consistent year over year from $11.0 million in 2010 to $11.1 million in 2011. 2010 results included a one time benefit of $2.5 million from the recovery of insurance proceeds related to the CalAmp lawsuit, which had been previously settled in 2008. In 2011, the segments growth was driven by strong demand in the wireless infrastructure market, primarily due to expansion of third generation (3G) and fourth generation (4G) systems globally, as well as for antenna radar applications for the high reliability and automotive markets. Demand was also strong for materials used in the aerospace, defense and other high reliability markets, as well as in the automotive market for radar safety sensors and in satellite televisions. At the end of 2011, particularly in the fourth quarter, sales in this segment declined significantly from levels achieved in the first three quarters of the year. We believe this decline was driven by the global economic trends discussed in the "Executive Summary" section above, as well as the rationalization of inventory in the supply chain. We also believe this decline to be temporary and expect volumes to increase again in the middle to second half of 2012.

2010 vs. 2009 – Net sales in this segment increased by almost 25% from $112.9 million in 2009 to $141.1 million in 2010. Accordingly, operating results also improved significantly from an operating profit of $0.3 million in 2009 to $11.0 million in 2010. 2010 results included a one time benefit of $2.5 million from the recovery of insurance proceeds related to the CalAmp lawsuit, which had been previously settled in 2008. 2009 results included approximately $0.8 million of costs related to the impairment of certain equipment, $0.4 million of additional inventory reserves, $1.8 million related to a product liability claim and severance charges of $1.7 million. The overall improvement in the business from 2009 to 2010 was driven by the continued strong demand for the segment's materials into the wireless infrastructure market as the pace of third generation (3G) and fourth generation (4G) systems deployments around the world escalated as many of these programs were delayed from 2009 due to the recession. Also, sales into defense applications and into the automotive market for blind spot detection devices have increased in 2010 as compared to 2009.

Power Electronics Solutions

- *Curamik Electronics Solutions*

(Dollars in millions)	2011
Net sales	$ 132.9
Operating income	7.8

This operating segment is comprised of power electronic substrate products, which are used primarily in the design of intelligent power management devices, such as insulated gate bipolar transistor (IGBT) modules that enable a wide range of products including highly efficient industrial motor drives, wind and solar energy converters and hybrid electric and electric vehicle (HEV/EV) drive systems. We acquired Curamik on January 4, 2011.

2011 - Net sales in this segment were $132.9 million in 2011 and operating profits were $7.8 million. These volumes represent a record for this segment, and its performance for the year exceeded our initial expectations with sequential growth in the first three quarters of the year, followed by a decline in sales during the fourth quarter (as experienced by all of our core segments). The overall 2011 results were driven by strong demand for the segments products across its primary markets, which consist of energy efficient motor drives, wind and solar power generation, and HEV/EV applications, and regions, which include Europe and Japan. At the end of the year, the decline in volumes was due primarily to lower demand in wind and in general industrial applications, as well as from customers reducing their inventory levels. We expect this softening to continue through at least the first half of 2012.

Curamik's operating results include approximately $1.3 million of one-time costs associated with the acquisition and integration of the business, including consulting, legal and audit fees, as well as severance charges and other integration costs. 2011 results also included approximately $3.5 million of non-cash amortization charges related to the intangible assets created as part of the purchase of the business (see Note 6 of the Consolidated Financial Statements of this Form 10-K) and approximately $1.8 million of one-time non-cash charges related to the amortization of the step up of inventory to its fair value at the acquisition date.

- *Power Distribution Systems*

(Dollars in millions)	2011	2010	2009
Net sales	$ 47.3	$ 42.1	$ 40.3
Operating income	3.5	2.9	3.2

This operating segment is comprised of our busbar products, which are primarily used in mass transit and clean technology applications.

2011 vs. 2010 – Net sales in this segment increased by 12.6% from $42.1 million in 2010 to $47.3 million in 2011, while operating profit increased from $2.9 million in 2010 to $3.5 million in 2011. These increases were driven by strong demand over the first nine months of the year for this segment's products in mass transit and power electronic applications. In the fourth quarter of 2011, this segment began experiencing softening sales in mass transit and wind turbines. In particular, the PDS segment experienced lower demand for its products in the fourth quarter due primarily to the temporary suspension of railway construction investments by the Ministry of Railways (MOR) in China as a result of their debt issues and the safety investigation initiated after a train crash in Wenzhou, Zhejiang province in July, 2011, in which two high-speed bullet trains collided. The MOR has decided to continue the railway investment plans but at a slightly slower pace than their initial plan. China is also addressing the issues with wind and solar energy connections to the grid, all of which are unrelated to the performance of our products. We believe that these issues will ultimately resolved and in the long term could benefit this segment going forward by creating increased demand for its products. However, in the short term (at least over the course of 2012), we believe that these events will negatively impact this segment's results.

2010 vs. 2009 – Net sales in this segment increased by 4.5% from $40.3 million in 2009 to $42.1 million in 2010, while operating profit declined slightly from $3.2 million in 2009 to $2.9 million in 2010. 2009 results included approximately $0.7 million of severance charges associated with the headcount reduction that occurred in early 2009 due to a decline in business driven by the recession. The sales growth in 2010 was driven by the particularly strong demand for busbar products in Asia for mass transit applications, as investment continues into the infrastructure of that region. Clean technology applications for renewable energy and power electronics also experienced increased demand for these products, particularly across Europe and Asia. Operating profit, however, declined in 2010 primarily due to the absorption of additional overhead charges as a result of the growth of the business in new regions and markets, as well as the changing mix of sales and profits across our businesses and the impact on our allocation methodologies.

Other

(Dollars in millions)	2011	2010	2009
Net sales	$ 28.8	$ 45.4	$ 33.6
Operating income	2.1	-	(34.3)

Our Other reportable segment consists of our elastomer rollers, floats, and non-woven composite materials products; as well as our inverter distribution activities.

2011 vs. 2010 – In 2011, sales in the segment declined by approximately 36.6% from $45.4 million in 2010 to $28.8 million in 2011. 2010 results included approximately $13.5 million in sales from distribution activities related to our former joint venture with Mitsui Chemicals, Inc. of Japan, Polyimide Laminate Systems, LLC (PLS) distribution activities, which reached end of life in 2010. The remainder of the decline was related to the further decline in the electroluminescent lamps (EL) sales. However, even though volumes declined, operating profit improved from breakeven in 2010 to $2.1 million in 2011. The improvement was driven by sales of inverter products, offset by the end of the PLS distribution sales

2010 vs. 2009 - In 2010, net sales increased from $33.6 million to $45.4 million, primarily due to the inclusion of PLS, which achieved $13.5 million in sales in 2010, partially offset by the elimination of $3.9 million of sales in 2009 related to our flexible circuit materials business, which ceased activities prior to the start of 2010. The remaining increase is due to the improved performance of our elastomer rollers and floats products. The segment also became slightly profitable in 2010, mainly due to the strong performance of the elastomer component and floats products and the inclusion of PLS. 2009 results included approximately $16.8 million in asset impairment charges related to equipment and buildings and severance charges of $0.6 million.

We continuously evaluate the viability of the product portfolio in this segment as it relates to our long-term strategic and operational focus.

Joint Ventures

Rogers INOAC Corporation (RIC)

RIC, our joint venture with Japan-based INOAC Corporation, was established over 25 years ago and manufactures high performance PORON® urethane foam materials in Japan. Sales decreased 9% from 2010 to 2011, following an increase of 12% from 2009 to 2010. The decline in sales in 2011 was due primarily to the continued weakness in the Japanese domestic and export markets, particularly LCD TV's, domestic mobile phones and general industrial applications. Sales in 2010 increased significantly due to increases in demand in the communications market.

Rogers INOAC Suzhou Corporation (RIS)

RIS, our joint venture agreement with INOAC Corporation for the purpose of manufacturing PORON® urethane foam materials in China, began operations in 2004. Sales declined 12% from 2010 to 2011, from an increase of 31% from 2009 to 2010. Sales levels improved in 2010 due primarily to the improvement in the Chinese economy, however, in 2011, sales declined due to increased softening in the Asian markets it serves.

Rogers Chang Chun Technology Co., Ltd. (RCCT)

RCCT, our joint venture with Chang Chun Plastics Co., Ltd., was established in late 2001 to manufacture flexible circuit materials for customers in Taiwan. In the fourth quarter of 2010, we sold our 50% interest in this joint venture to our joint venture partner for $9.3 million, resulting in a gain of $3.2 million.

Polyimide Laminate Systems, LLC (PLS)

PLS, our joint venture with Mitsui Chemicals, Inc., sold adhesiveless laminates for trace suspension assemblies. In the first quarter of 2010, this joint venture was dissolved and we assumed any outstanding assets and liabilities of PLS. We also agreed that, going forward, all distribution activity that PLS had previously engaged in would be conducted through Rogers. As of December 31, 2010, this distribution activity was minimal and has since come to end of life entirely.

Discontinued Operations

In the fourth quarter of 2011, we made the strategic decision to end the operations of our Thermal Management Solutions operating segment. We had invested in its operations in the previous few years, but had difficulty gaining traction in the market and working through issues in the manufacturing process. Therefore, we believed, at that time, that we would not achieve future success in this operation and chose to end operations rather than invest further. In the fourth quarter of 2011, we recorded an impairment charge of $1.3 million, related to this discontinued operation. For the fiscal years 2011, 2010 and 2009, respectively, $6.8 million, $3.8 million, and $3.7 million of operating losses, net of tax, have been reflected as discontinued operations in the accompanying consolidated statements of operations. Net sales associated with the discontinued operation were $0.9 million, $1.0 million and $0.2 million, respectively, for fiscal 2011, 2010 and 2009.

Product and Market Development

Our research and development team is dedicated to growing our businesses by developing cost effective solutions that enable or improve upon the performance of customers' products, as well as identifying business and technology acquisition opportunities to expand our market presence. Our plan is to invest in the range of 4.0% of net sales annually into research and development. Going forward, we will continue to invest in research and development to leverage our existing technology to expand our portfolio of product offerings to address customer needs as well as explore new technologies to broaden our product portfolio.

We introduced a variety of new products during 2011. For example, our High Performance Foams business introduced molded PORON® products for various impact protection applications, adhesive backed PORON® products to enhance performance and ease of use in mobile internet device sealing and cushioning applications and a new generation of low smoke, toxicity and flammability products for mass transit passenger cars. Our Printed Circuit Materials business introduced a new high performance circuit material for 4G base station antennas and a new bonding material that enables higher performance multilayer circuit boards in wireless and wired infrastructure applications. Our power distribution business introduced a new RO-LINX POWERCIRCUIT™ product platform that provides high performance electrical interconnects in hybrid and electric vehicle applications.

Liquidity, Capital Resources, and Financial Position

We believe that our ability to generate cash from operations to reinvest in our business is one of our fundamental strengths, as demonstrated by our financial position in 2011. For the first time since 2002, we have debt on our balance sheet, as we borrowed $145.0 million against our credit facilities in the first quarter of 2011 to fund the strategic acquisition of Curamik. While the world financial markets have grown more stable since the global recession in 2008, significant volatility still remains and credit markets in general have diminished liquidity and capital availability globally. We believe that our existing sources of liquidity and future cash flows that are expected to be generated from operations, together with our available credit facilities, will be sufficient to fund our operations, capital expenditures, research and development efforts, and debt service commitments, as well as our other operating and investing needs, for at least the next twelve months. We continue to have access to the remaining portion of the recently increased line of credit should any issue or strategic opportunity impact the business. We continually review and evaluate the adequacy of our cash flows, borrowing facilities and banking relationships to ensure that we have the appropriate access to cash to fund both our near-term operating needs and our long-term strategic initiatives.

Cash Flows from Operating, Investing and Financing Activities

At December 31, 2011, 2010 and 2009 we had cash and cash equivalents of $79.7 million, $80.1 million and $57.7 million, respectively. The following table illustrates the regional location of our cash and cash equivalents:

(Dollars in thousands)

	2011	2010	2009
U.S.	$ 20,027	$ 27,305	$ 10,926
Europe	35,259	20,954	26,725
Asia	24,442	31,876	20,087
Total cash and cash equivalents	$ 79,728	$ 80,135	$ 57,738

Cash held in certain foreign locations could be subject to additional taxes if we repatriated such amounts back to the U.S. from foreign countries that have a lower tax rate that in the U.S. Our current policy is that such earnings and cash will be permanently reinvested in those foreign locations.

Working capital was $186.9 million, $156.0 million and $121.3 million for 2011, 2010 and 2009, respectively.

Cash flows from operating activities were $21.8 million in 2011 compared to $49.2 million in 2010 and $5.4 million in 2009. Cash flows from operating activities in 2009 were significantly affected by our decreased financial performance. Cash flows from operating assets and liabilities reflected a decrease of $61.3 million, $7.4 million and $19.3 million in 2011, 2010 and 2009 respectively. The significant items that impacted our cash flows from operating assets and liabilities included the following:

- An increase in inventories of $20.7 million in 2011 as compared to an increase of $10.8 million in 2010 and a decrease of $10.0 million in 2009. The increase from 2010 to 2011 is due primarily to the increased sales volumes we have experienced during 2011 as customer demand for our products has increased significantly over 2010, as well as to the acquisition of Curamik, which added $4.6 million of inventory during the year. Further, the start up of our new PCM operation in Suzhou, China has contributed to the overall inventory increase as we have had to purchase more inventory to support our Chinese operations. We have also had to carry more inventory on hand as certain raw materials are sourced from the U.S., which increases the amount of time we need to carry our inventory.
- An increase in accounts receivable of $5.1 million, $15.7 million, and $4.3 million in 2011, 2010 and 2009, respectively. These increases were due primarily to the sequential year over year increases in sales experienced across our business. Overall, even though gross receivables balances have increased, our accounts receivable collections have been strong, and in line with our internal guidelines related to days sales outstanding, which actually declined from 62 days in 2010 to 58 days in 2011. Receivable balances declined at the end of 2011 due primarily to the decline in sales during the fourth quarter of the year.
- A decrease in accounts payable and other accrued liabilities of $27.2 million in 2011, as compared to an increase of $21.3 million in 2010 and a decrease of $18.0 million in 2009. The decrease is primarily due to compensation in the 2011 annual incentive compensation plan being lower than 2010. Additionally, in the fourth quarter of 2011 current purchases of raw materials had declined due to lower customer demand. The increase in 2010 was primarily due to the accrual of 2010 annual incentive compensation combined with increased purchases of raw materials to meet the increased customer demands. The decrease in 2009 was related to the payout in 2009 of the 2008 annual incentive compensation plan and the payout of $8.0 million related to the settlement of the CalAmp lawsuit.

During 2011, we used $145.8 million in cash for investing activities as compared to $22.2 million and $17.9 million in 2010 and 2009. The investing activities of 2011 include the acquisition of Curamik, net of cash acquired, for $139.8 million. Investing activities in 2010 include $25.9 million related to the purchase of Utis, while, in 2009, we used approximately $7.4 million of cash for the acquisition of certain assets of the MTI Global, Inc. business and for a $5.0 million investment in Solicore, Inc. Capital expenditures were $21.3 million, $12.2 million and $12.1 million in 2011, 2010 and 2009, respectively.

Net cash provided by financing activities was $128.3 million, $1.5 million and $1.4 million in 2011, 2010 and 2009, respectively. 2011 was primarily affected by our initial draw on our line of credit for $145.0 million to fund the acquisition of Curamik.

Credit Facilities

On July 13, 2011, we entered into an amended and restated $265.0 million, secured, five year credit agreement. This credit agreement (Amended Credit Agreement) is with (i) JPMorgan Chase Bank, N.A. as administrative agent; (ii) HSBC Bank USA, National Association; (iii) RBS Citizens, National Association; (iv) Fifth Third Bank; and (v) Citibank, N.A. JPMorgan Securities LLC and HSBC Bank USA, National Association acted as joint bookrunners and joint lead arrangers; HSBC Bank USA, National Association and RBS Citizens, National Association acted as co-syndication agents; and Fifth Third Bank and Citibank, N.A. acted as co-documentation agents. This Amended Credit Agreement amends and restates the credit agreement signed between the Company and the same banks on November 23, 2010 and increased our borrowing capacity from $165 million under the original agreement to $265 million under the Amended Credit Agreement.

Key features of the Amended Credit Agreement, compared to the November 23, 2010 credit agreement, include (1) an increase in credit from $165.0 million to $265.0 million with the addition of a $100.0 million term loan; (2) the extension of maturity from November 23, 2014 to July 13, 2016; (3) a 0.25% reduction in interest costs; (4) an increase in the size of permitted acquisitions from $25.0 million to $100.0 million; and (5) an increase in permitted additional indebtedness from $20.0 million to $120.0 million.

The Amended Credit Agreement provides for the extension of credit in the form of (1) a $100.0 million term loan (which refinances outstanding borrowings in the amount of $100.0 million from the existing revolving credit line), as further described below; and (2) up to $165.0 million of revolving loans, in multiple currencies, at any time and from time to time until the maturity of the Amended Credit Agreement on July 13, 2016. We may borrow, pre-pay and re-borrow amounts under the $165.0 million revolver portion of the Amended Credit Agreement; however, with respect to the $100.0 million term loan portion, any principal amounts re-paid may not be re-borrowed. Borrowings may be used to finance working capital needs, for letters of credit and for the general corporate purposes in the ordinary course of business, including the financing of permitted acquisitions (as defined in the Amended Credit Agreement).

Borrowings under the Amended Credit Agreement will bear interest based on one of two options. Alternate base rate loans will bear interest that includes a base reference rate plus a spread of 75 - 150 basis points, depending on our leverage ratio. The base reference rate will be the greater of the (1) prime rate; (2) federal funds effective rate plus 50 basis points; and (3) adjusted 1-month London interbank offered ("LIBO") rate plus 100 basis points. Eurocurrency loans will bear interest based on the adjusted LIBO rate plus a spread of 175 - 250 basis points, depending on our leverage ratio. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Amended Credit Agreement, the Company is required to pay a quarterly fee of 0.20% to 0.35% (based upon our leverage ratio) of the unused amount of the lenders' commitments under the Amended Credit Agreement.

In connection with its entry into the Amended Credit Agreement, we transferred borrowings in the amount of $100.0 million from the revolving credit line under the November 23, 2010 credit agreement to the term loan under the Amended Credit Agreement. The Amended Credit Agreement requires the mandatory quarterly repayment of principal of amounts borrowed under such term loan. Payments commenced on September 30, 2011, and are scheduled to be completed on June 30, 2016. The aggregate payments due each year are as follows:

2011	$2.5 million
2012	$7.5 million
2013	$12.5 million
2014	$17.5 million
2015	$35.0 million
2016	$25.0 million

We capitalized an additional $0.8 million of debt issuance costs in the third quarter of 2011 related to the amendment of the credit agreement, for a year to date total of $2.3 million of debt issuance costs capitalized, which will be amortized over the five year life of the Amended Credit Agreement.

The Amended Credit Agreement is secured by many of the assets of Rogers and our World Properties, Inc, subsidiary, including but not limited to, receivables, equipment, intellectual property, inventory, stock in certain subsidiaries and real property.

As part of the Amended Credit Agreement, we are restricted in our ability to perform certain actions, including, but not limited to, our ability to pay dividends, incur additional debt, sell certain assets, and make capital expenditures, with certain exceptions. The key financial covenants include a requirement for us to maintain, at the end of each fiscal quarter ending on or after June 30, 2011, a fixed charge coverage ratio of no less than 2.5 to 1.0 and a leverage ratio of no more than 3.0 to 1.0. If an event of default occurs, the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees.

In the first quarter of 2011, we made an initial draw on the line of credit of $145.0 million to fund the acquisition of Curamik. In 2011 we made principal payments of $22.5 million. We are in compliance with all financial and other covenants as of December 31, 2011.

In addition, at December 31, 2011 we had the following standby letters of credit (LOC) and guarantees that were backed by the Amended Credit Agreement:

- $1.1 million letter of credit to guarantee Rogers workers compensation plan;
- $0.2 million letter guarantee to guarantee a payable obligation for a Chinese subsidiary (Rogers Shanghai); and
- $1.9 million letter guarantee to guarantee a payable obligation for a Chinese subsidiary (Rogers Suzhou).

No amounts were owed on the LOCs as of December 31, 2011 or 2010.

Interest

In 2011, we incurred net interest expense, primarily on our outstanding debt, of $4.9 million, while in 2010 we had $0.2 million of interest income. Cash paid for interest was $4.2 million for 2011.

Restriction on Payment of Dividends

Pursuant to the Amended Credit Agreement, we cannot make a cash dividend payment if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

Capital Lease

During the first quarter of 2011, we recorded a capital lease obligation related to the acquisition of Curamik. The related obligation recorded as of December 31, 2011 was $9.2 million. We have the option to buy out the lease in 2013 or in 2021, upon its expiration. Amortization of such capital lease is included within depreciation expense.

We believe that our existing sources of liquidity and cash expected to be generated from future operations, together with existing long-term financing, will be sufficient to fund operations, capital expenditures, and research and development efforts for at least the next twelve months.

Financial Position

The following discusses the significant fluctuations on our balance sheet at December 31, 2011 as compared to December 31, 2010:

- Accounts Receivable – Increased 25.3%, or $15.8 million, from $61.9 million in 2010 to $77.7 million in 2011 due primarily to the acquisition of Curamik, which added $11.9 million to our accounts receivable balance, as well as the increased sales during 2011 as compared to 2010. Overall, accounts receivable collections have been strong and in line with our internal guidelines related to days sales outstanding.
- Inventories - Increased $30.8 million, or 64.6%, from $47.5 million in 2010 to $78.3 million in 2011. The increase is due primarily to the increased sales volumes we have experienced during 2011 as customer demand for our products has increased significantly over 2010, as well as to the acquisition of Curamik, which added $12.2 million of inventory. Further, the start up of our new PCM operation in Suzhou, China has contributed to the overall inventory increase as we have had to purchase more inventory to support our Chinese operations. We have also had to carry more inventory on

hand as certain raw materials are sourced from the U.S., which increases the amount of time we need to carry our inventory.
- Goodwill and other intangibles – Increase of $122.6 million, or 341%, from $36.0 million in 2010 to $158.6 million in 2011 due primarily to the valuations of the intangible assets and goodwill created as a result of the acquisition of Curamik in the first quarter of 2011.
- Pension liability - Increase of $36.9 million, or 115%, from $32.0 million in 2010 to $68.9 million in 2011 due to market conditions that caused significant changes in the assumptions used to measure the pension liability, specifically a 1% decline in the discount rate and a 0.75% decline in the projected return on plan assets, as well as the performance of the plan assets during 2011, which were projected at 8.5% but were effectively flat during the year.

Auction Rate Securities

As of December 31, 2011, we held approximately $29.5 million of auction rate securities at par value as compared to approximately $37.6 million as of December 31, 2010. At the end of 2007, these securities were classified as available-for-sale and recorded at fair value based on market valuations at that time (Level 1 input in accordance with accounting guidance). However, in the first quarter of 2008, the markets in which these securities traded became illiquid, causing us to reclassify these securities from a Level 1 input to a Level 3 input, as an active market no longer existed for these securities, and therefore we had to base our valuations on unobservable inputs. Accordingly, our asset value was determined considering several factors, including an estimated time horizon for redeeming such securities, a discount factor to determine the present value of such securities, as well as the quality of the underlying securities, most of which were backed by investment grade student loans or municipalities. Our initial valuations utilized a discount period of approximately two years, which represented our best estimates of the time period over which these securities would be redeemed. However, as 2008 progressed, we determined that, based on the market conditions at the time that the estimated time horizon for redemption of such securities would be greater than two years and, in the fourth quarter of 2008, we adjusted our assumptions for this consideration. The total fair value of the auction rate securities at December 31, 2011, was $26.0 million. These securities are classified as long-term assets, except for those that are scheduled to be redeemed within the next twelve months, which are classified as short-term investments.

The impairment described above, as of year end 2011, is classified as an other-than-temporary loss, separated into the amount representing the credit loss and the amount related to all other factors. The amount representing the credit loss is recognized in earnings, and as long as we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of its cost basis, the remaining amount is recorded in other comprehensive income. The amount recognized in earnings during the years ended December 31, 2011 and 2010 was $0.2 million and $0.6 million, respectively. This is recorded in "Realized investment loss, net" on our consolidated statement of operations. The assumptions utilized in the valuation will continue to be reviewed and, as market conditions continue to evolve and change, we will adjust our assumptions accordingly, which could result in either positive or negative valuation adjustments in the future.

Currently, we believe that we have the ability and intent to hold these securities until recovery. We also do not believe that the illiquid nature of these securities will negatively impact our business, as we believe we have the ability to generate sufficient cash to fund the operations and future growth of the business absent these securities.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2011:

(Dollars in thousands)	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$ 12,859	$ 4,398	$ 5,343	$ 1,383	$ 1,735
Capital lease [1]	10,536	1,596	3,785	2,379	2,776
Inventory purchase obligation	2,900	2,900	-	-	-
Capital commitments	5,534	5,534	-	-	-
Pension and retiree health and life insurance benefits [2]	101,274	12,415	17,023	17,925	53,911
Total	$ 133,103	$ 26,843	$ 26,151	$ 21,687	$ 58,422

(1) Anticipated payments for the capital lease include projected interest expense for purposes of this table.
(2) Pension benefit payments, which amount to $92.2 million, are expected to be paid through the utilization of pension plan assets; retiree health and life insurance benefits, which amount to $9.1 million, are expected to be paid from operating cash flows.

Effects of Inflation

We do not believe that inflation has had a material impact on our business, sales, or operating results during the periods presented.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are in the opinion of management reasonably likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances and believe that appropriate reserves have been established based on reasonable methodologies and appropriate assumptions based on facts and circumstances that are known; however, actual results may differ from these estimates under different assumptions or conditions. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions that are highly judgmental and uncertain at the time the estimate is made, if different estimates could reasonably have been used or if changes to those estimates are reasonably likely to periodically occur that could affect the amounts carried in the financial statements. These critical accounting policies are as follows:

Revenue Recognition

We recognize revenue when all of the following criteria are met: (1) we have entered into a binding agreement, (2) the product has shipped and title has passed, (3) the sales price to the customer is fixed or is determinable, and (4) collectability is reasonably assured. We recognize revenue based upon a determination that all criteria for revenue recognition have been met, which, based on the majority of our shipping terms, is considered to have occurred upon shipment of the finished product. Some shipping terms require the goods to be through customs or be received by the customer before title passes. In those instances, revenues are not recognized until either the customer has received the goods or they have passed through customs, depending on the circumstances. As appropriate, we record estimated reductions to revenue for customer returns and allowances and warranty claims. Provisions for such allowances are made at the time of sale and are typically derived from historical trends and other relevant information.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable. The allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances when we are made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously mentioned. The remainder of the reserve is based on our estimates and takes into consideration historical trends, market conditions and the composition of our customer base. The risk with this estimate is associated with failure to become aware of potential collectability issues related to specific accounts and thereby become exposed to potential unreserved losses. Historically, our estimates and assumptions around the allowance have been reasonably accurate and we have processes and controls in place to closely monitor customers and potential credit issues, additionally, we have credit insurance which mitigates some of the risk of loss. Over the past three years, our allowance as a percentage of total receivables has ranged from 1.3% to 9.6%. A 0.5% increase in our current year allowance to receivable ratio would increase our allowance reserve by approximately $0.4 million.

Inventory Valuation

Inventories are stated at the lower of cost or market with costs determined primarily on a first-in first-out basis. We also maintain a reserve for excess, obsolete and slow-moving inventory, which is primarily developed by utilizing both specific product identification and historical product demand as the basis for our analysis. Products and materials that are specifically identified as obsolete are fully reserved. In general, most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances, including forecasted sales or current orders for the product. The remainder of the allowance is based on our estimates, and fluctuates with market conditions, design cycles and other economic factors. Risks associated with this allowance include unforeseen changes in business cycles that could affect the marketability of certain products and an unexpected decline in current production. We closely monitor the market place and related inventory levels and have historically maintained reasonably accurate allowance levels. In addition, we value certain inventories using the last-in, first-out (LIFO) method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories. Our obsolescence reserve has ranged from 9% to 23% of gross inventory over the last three years. A 1.0% adjustment to the December 31, 2011 obsolescence reserve would change the reserve by approximately $1.1 million.

Goodwill and Other Intangibles

We have made acquisitions over the years that included the recognition of goodwill. Goodwill and indefinite lived intangibles are tested for impairment annually or more frequently if events or changes in circumstances indicate the carrying value may have been impaired. Application of the goodwill impairment test requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, and determination of the fair value of each reporting unit. Determining the fair value of a reporting unit is subjective and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates, and future market conditions, among others. We review goodwill for impairment using a two-step process. The first step of the impairment test requires a comparison of the implied fair value of each of our reporting units to the respective carrying value. If the carrying value of a reporting unit is less than its implied fair value, no indication of impairment exists and a second step is not performed. If the carrying amount of a reporting unit is higher than its fair value, there is an indication that impairment may exist then a second step must be performed. In the second step, the impairment is computed by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess and charged to operations.

In 2011, we estimated the fair value of our reporting units using an income approach based on the present value of future cash flows. We believe this approach yields the most appropriate evidence of fair value as our reporting units are not easily compared to other corporations involved in similar businesses. We further believe that the assumptions and rates used in our annual impairment test are reasonable, but inherently uncertain. The 2011 impairment test was performed in the fourth quarter of 2011 on the three reporting units for which we had goodwill recorded at that time. No impairment charges resulted from this analysis. The excess of fair value over carrying value for these reporting units ranged from approximately $14.4 million to $249.7 million. In order to estimate the sensitivity of the analysis performed, we applied a hypothetical 10% decrease to the fair values of each operating segment, which resulted in excess fair value over carrying value ranging from approximately $11.8 million to $211.9 million for each respective operating segment. These valuations are based on a five year discounted cash flow analysis, which utilized a discount rate of approximately 14% and a terminal year growth rate of 3%.

Intangible assets, such as purchased technology, customer relationships, work force, and the like, are generally recorded in connection with a business acquisition. Values assigned to intangible assets are determined based on estimates and judgments regarding expectations of the success and life cycle of products and technology acquired, the value of the acquired businesses customer base, as well as the value of its existing work force, among others. These assets are reviewed at least annually, or more frequently, if facts and circumstances surrounding such assets indicate a possible impairment of the asset exists. In 2011, there were no indicators of impairment on any of our other intangible assets.

Long-Lived Assets

We review property, plant and equipment, intangible assets, and other long-term assets (including investments) for impairment whenever events or changes in circumstances indicate the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their market value determined by either a quoted market price, if available, or a value determined by utilizing a discounted cash flow analysis. In 2009, we recorded impairment charges related to certain long-lived assets in our Printed Circuit Materials, Custom Electrical Components and High Performance Foams operating segments. See the "Results of Operations" section of Item 7 of this Form 10-K, for further discussion. In the future, deterioration in our business could result in additional impairment charges. Evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on our results of operations. In addition, in certain instances, assets may not be impaired but their estimated useful lives may have decreased. In these situations, we amortize the remaining net book values over the revised useful lives.

Environmental Contingencies

We accrue for our environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRPs), we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded for the estimated insurance reimbursement amount. We are exposed to the uncertain nature inherent in such remediation and the possibility that initial estimates will not reflect the final outcome of a matter.

Product Liability and Workers' Compensation Costs

Workers' compensation liabilities in the U.S. are recognized for claims incurred (including claims incurred but not reported) and for changes in the status of individual case reserves. At the time a workers' compensation claim is filed, a liability is estimated to settle the claim. The liability for workers' compensation claims is determined based on estimates of the nature and severity of the claims and based on analysis provided by third party administrators and by various state statutes and reserve requirements. We have developed our own trend factors based on our specific claims experience. In other countries where workers' compensation claims are applicable, we typically maintain insurance coverage with limited deductible payments. Because the liability is an estimate, the ultimate liability may be more or less than reported.

For product liability claims, we typically maintain insurance coverage with reasonable deductible levels to protect us from potential exposures. Any liability associated with such claims is based on management's best estimate of the potential claim value, while insurance receivables associated with related claims are not recorded until verified by the insurance carrier.

Related to our asbestos exposures, in late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to perform a formal analysis to determine our potential future liability and related insurance coverage for asbestos-related matters. The determination to perform this study was made based on several factors, including the growing number of asbestos-related claims and recent settlement history. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, the variability of our claims history and consultations with National Economic Research Associates, Inc. (NERA), we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

The models developed for determining the potential exposure and related insurance coverage were developed by outside consultants deemed to be experts in their respective fields. The models required us to make numerous assumptions that significantly impacted the results generated by the models. We believe the assumptions made are reasonable at the present time, but are subject to uncertainty based on the actual future outcome of our asbestos litigation. We believe, based on the limited amount of settlement and claims history currently known to us, that a reasonable future time frame to quantify our liability is five years, resulting in a liability at December 31, 2011 of approximately $28.8 million, which is substantially offset by an insurance receivable of $28.4 million. If we were to adjust our assumptions related to the determination of these amounts, the impact of increasing the time frame for projected claims from five years to seven years would be an increase to the liability of $9.4 million, which we believe would be substantially covered by insurance; conversely, the impact of changing this assumption from five years to three years would be a decrease to the liability of $10.1 million.

Given the inherent uncertainty in making future projections, we plan to have the projections of current and future asbestos claims periodically re-examined, and we will update them further if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh Risk Consulting's (Marsh) models, and other relevant factors, such as changes in the tort system. There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but cannot reasonably estimate such excess amounts at this time.

Legal Contingencies

From time to time we are a defendant in legal matters, including those involving environmental law and product liability (as discussed in more detail above). As required by US GAAP, we determine whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and the loss amount can be reasonably estimated. Separately, we would analyze any potential insurance proceeds that would be available to us to offset the claim amounts. Estimates of potential outcomes of these contingencies are developed in consultation with internal and external counsel. While this assessment is based upon all available information, litigation is inherently uncertain and the ultimate outcome of such litigation could be more or less than original estimates. Final resolution of such matters could possibly result in significant effect on our results of operations, cash flows and financial position.

Pension and Other Postretirement Benefits

We provide various defined benefit pension plans for our U.S. employees and sponsor three defined benefit healthcare plans and a life insurance plan. The costs and obligations associated with these plans are dependent upon various actuarial assumptions used in calculating such amounts. These assumptions include discount rates, salary growth, long-term rate of return on plan assets, mortality rates and other factors. The assumptions used were determined as follows: (i) the discount rate used is based on comparisons to various indexes, particularly the Citigroup bond index; (ii) the salary growth is based on our historical and projected level of salary increases; and (iii) the long-term rate of return on plan assets is determined based on historical portfolio results, market conditions and our expectations of future returns. We determine these assumptions based on consultation with outside actuaries and investment advisors. Any variance in these assumptions could have a significant impact on future recognized pension costs, assets and liabilities. The rates used to determine our costs and obligations under our pension and postretirement plans are disclosed in Note 9 of the Consolidated Financial Statements of this Form 10-K. Each assumption has different sensitivity characteristics. For the year ended December 31, 2011, a 0.25% decrease in the discount rate would have increased our net benefit cost by approximately $0.5 million and a 0.25% basis point reduction in the long-term rate of return on plan assets would have increased our net benefit cost by approximately $0.5 million.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current fiscal year and the deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our Financial Statements. Deferred tax assets and liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We establish a valuation allowance to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. In the normal course of business, we are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

It is our policy that no U.S. taxes are provided on undistributed earnings of certain wholly-owned foreign subsidiaries because substantially all such earnings are expected to be reinvested indefinitely. We do provide deferred taxes for the undistributed earnings of our Japanese high performance foams joint venture, and we did provide deferred taxes on our Taiwanese flexible circuit materials joint venture, until it was sold in October 2010.

Stock-Based Compensation

Stock-based compensation expense associated with stock options and related awards are recognized in the statement of income. Determining the amount of stock-based compensation to be recorded requires us to develop estimates to be used in calculating the grant-date fair value of stock options. We calculate the grant-date fair values using the Black-Scholes valuation model. The use of valuation models requires us to make estimates of the following assumptions:

Expected volatility – In determining expected volatility, we have considered a number of factors, including historical volatility and implied volatility.

Expected term – We use historical employee exercise data to estimate the expected term assumption for the Black-Scholes valuation.

Risk-free interest rate – We use the yield on zero-coupon U.S. Treasury securities for a period commensurate with the expected term assumption as its risk-free interest rate.

Expected dividend yield – We currently do not pay dividends on our common stock; therefore, a dividend yield of 0% was used in the Black-Scholes model.

The amount of stock-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. Based on an analysis of our historical forfeitures, we have applied an annual forfeiture rate of 3% to all unvested stock-based awards as of December 31, 2011. The rate of 3% represents the portion that is expected to be forfeited each year over the vesting period. This analysis is re-evaluated annually and the forfeiture rate is adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those awards that vest.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

- *Foreign Operations*

Our financial results are affected by changes in foreign exchange rates and economic conditions in foreign countries in which we do business. Our primary overseas markets are in Europe and Asia, thus exposing us to exchange rate risk from fluctuations in the Euro and the various currencies used in the Far East. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. We initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable. In 2011, a 10% increase/decrease in exchange rates would have resulted in an approximate increase/decrease to sales and net income of $7.0 million and $1.0 million, respectively. We currently do not use derivative instruments for trading or speculative purposes. We monitor foreign exchange risks and at times manage such risks on specific transactions. Our risk management process primarily uses analytical techniques and sensitivity analysis.

- *Interest Rate Risk*

During the first quarter of 2011, we borrowed $145.0 million against our existing credit facilities to finance the strategic acquisition of Curamik Electronics GmbH. Therefore, we are exposed to interest rate risk, as the interest charged on our facility fluctuates based on market conditions. Based on our current outstanding debt of $122.5 million, a 1.0% increase in the interest rate would increase the amount of interest expense by $1.2 million, annually.

- *Auction Rate Securities*

We currently hold auction rate securities with a par value of $29.5 million. Due to the liquidity issues experienced in the auction rate market during the recession of 2008, these securities do not trade on an open market. We are forced to either hold these securities to maturity, which range from 21 to 36 years; wait for the issuer to redeem these securities at par value; or accept offers to repurchase these securities for a discount. Due to market conditions, these securities may not become liquid for an extended period of time. The changes in market conditions caused us to change the nature of these investments and record an impairment during the first quarter of 2008 and each subsequent quarter through 2011. At year end 2011, this impairment is classified as a other-than-temporary loss, separated into the amount representing the credit loss and the amount related to all other factors. The amount representing the credit loss is recognized in earnings, and, as long as we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of its cost basis, the remaining impairment amount is recorded in other comprehensive income. Additionally, due to our current liquidity and intent to hold the investments until they recover the amount of the impairment not related to credit loss is recorded in other comprehensive income. The fair value of our investment portfolio or the related interest income would not be significantly impacted by either a 1.0% increase or decrease in interest rates due mainly to the size and nature of our investment portfolio.

- *Commodity Risk*

We are subject to fluctuations in the cost of raw materials used to manufacture our materials and products. In particular, we are exposed to market fluctuations in commodity pricing as we utilize certain materials, such as copper and ceramic, that are key materials in certain of our products. In order to minimize the risk of market driven price changes in these commodities, we utilize hedging strategies to insulate us against price fluctuations of copper, the commodity most used in our manufacturing processes. We currently do not use hedging strategies to minimize the risk of price fluctuations on other commodity-based raw materials; however, we continue to review such strategies to hedge market risk in the future.

For additional discussion on our market risk, see Notes 2 and 3 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Rogers Corporation

We have audited the accompanying consolidated statements of financial position of Rogers Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rogers Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Providence, Rhode Island
February 17, 2012

ROGERS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Dollars in thousands, except for share amounts)

Assets	December 31, 2011	December 31, 2010
Current assets		
Cash and cash equivalents	$ 79,728	$ 80,135
Short-term investments	-	186
Accounts receivable, less allowance for doubtful accounts of $1,040 and $1,630	77,682	61,917
Accounts receivable from joint ventures	1,640	1,338
Accounts receivable, other	3,819	3,773
Taxes receivable	2,713	1,706
Inventories	78,320	47,525
Prepaid income taxes	4,315	1,938
Deferred income taxes	2,146	1,492
Asbestos-related insurance receivables	6,459	8,563
Assets held for sale	1,400	5,841
Other current assets	7,360	6,892
Assets of discontinued operations	50	277
Total current assets	265,632	221,583
Property, plant and equipment, net of accumulated depreciation of $198,075 and $180,879	148,182	118,804
Investments in unconsolidated joint ventures	23,868	25,452
Deferred income taxes	20,117	17,120
Goodwill and other intangibles	158,627	35,984
Asbestos-related insurance receivables	21,943	20,733
Long-term marketable securities	25,960	33,592
Investments, other	5,000	5,000
Other long-term assets	8,299	5,323
Assets of discontinued operations	-	1,283
Total assets	$ 677,628	$ 484,874
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 15,787	$ 16,162
Accrued employee benefits and compensation	30,135	26,692
Accrued income taxes payable	1,799	1,528
Current portion of lease obligation	1,596	-
Current portion of long-term debt	7,500	-
Asbestos-related liabilities	6,459	8,563
Other current liabilities	15,368	12,349
Liabilities from discontinued operations	153	147
Total current liabilities	78,797	65,441
Pension liability	68,871	31,980
Long-term debt	115,000	-
Long-term lease obligation	7,610	-
Retiree health care and life insurance benefits	9,486	8,144
Asbestos-related liabilities	22,326	21,159
Noncurrent income tax	17,588	15,339
Deferred income taxes	19,259	8,745
Other long-term liabilities	435	3,534
Shareholders' Equity		
Capital Stock - $1 par value; 50,000,000 authorized shares; 16,220,648 and 15,841,341 shares outstanding	16,221	15,841
Additional paid-in capital	52,738	33,194
Retained earnings	332,099	295,044
Accumulated other comprehensive income (loss)	(62,802)	(13,547)
Total shareholders' equity	338,256	330,532
Total liabilities and shareholders' equity	$ 677,628	$ 484,874

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the fiscal years in the three-year period ended December 31, 2011
(Dollars in thousands, except for share amounts)

	2011	2010	2009
Net sales	$ **553,150**	$ 378,201	$ 291,597
Cost of sales	**374,070**	240,757	209,369
Gross margin	**179,080**	137,444	82,228
Selling and administrative expenses	**104,219**	88,775	68,000
Research and development expenses	**21,617**	17,447	17,394
Restructuring and impairment charges	**441**	-	22,661
Operating income (loss)	**52,803**	31,222	(25,827)
Equity income in unconsolidated joint ventures	**5,451**	8,658	5,462
Other income (expense), net	**1,941**	1,364	1,056
Realized investment loss, net:			
Increase (decrease) in fair value of investments	**(14)**	1,271	1,507
Less: Portion of gains (losses) in other comprehensive income	**182**	1,824	1,871
Net realized investment gain (loss)	**(196)**	(553)	(364)
Interest income (expense), net	**(4,911)**	184	377
Gain on acquisition or disposal	**-**	3,173	2,908
Income (loss) from continuing operations before income taxes	**55,088**	44,048	(16,388)
Income tax expense	**11,282**	5,727	42,749
Income (loss) from continuing operations	**43,806**	38,321	(59,137)
Loss from discontinued operations, net of taxes	**(6,751)**	(3,750)	(3,733)
Net income (loss)	$ **37,055**	$ 34,571	$ (62,870)
Basic net income (loss) per share:			
Income (loss) from continuing operations	$ **2.73**	$ 2.43	$ (3.77)
Loss from discontinued operations	**(0.42)**	(0.24)	(0.24)
Net Income (loss)	$ **2.31**	$ 2.19	$ (4.01)
Diluted net income (loss) per share			
Income (loss) from continuing operations	$ **2.62**	$ 2.39	$ (3.77)
Loss from discontinued operations	**(0.41)**	(0.23)	(0.24)
Net Income (loss)	$ **2.21**	$ 2.16	$ (4.01)
Shares used in computing earnings per share:			
Basic	**16,035,882**	15,800,913	15,691,579
Diluted	**16,737,711**	16,005,662	15,691,579

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

(Dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2008	$ 15,654	$ 19,264	$ 323,343	$ (22,117)	$ 336,144
					-
Comprehensive income (loss):					-
Net income (loss):	-	-	(62,870)	-	(62,870)
Other comprehensive income (loss):					
Foreign currency translation, net of tax	-	-	-	1,732	1,732
Pension and OPEB, net of tax	-	-	-	11,225	11,225
Unrealized gain on marketable securities, net of tax				1,422	1,422
Unrealized loss on derivative instruments, net of tax				(688)	(688)
Total comprehensive income (loss)	-	-	(62,870)	13,691	(49,179)
Stock options exercised	37	1,017	-	-	1,054
Stock issued to directors	10	77	-	-	87
Shares issued	42	123	-	-	165
Stock-based compensation expense	-	4,679	-	-	4,679
Balance at December 31, 2009	15,743	25,160	197,603	5,265	243,771
Comprehensive income (loss):					
Net income (loss):	-	-	34,571	-	34,571
Other comprehensive income (loss):					
Foreign currency translation, net of tax	-	-	-	(4,589)	(4,589)
Pension and OPEB, net of tax	-	-	-	(2,286)	(2,286)
Unrealized gain on marketable securities, net of tax	-	-	-	1,612	1,612
Unrealized gain on derivative instruments, net of tax				142	142
Total comprehensive income (loss)	-	-	34,571	(5,121)	29,450
Stock options exercised	26	764	-	-	790
Stock issued to directors	38	(10)	-	-	28
Shares issued	34	652	-	-	686
Stock-based compensation expense	-	6,628	-	-	6,628
Balance at December 31, 2010	15,841	33,194	295,044	(13,547)	330,532
Comprehensive income (loss):					
Net income (loss):	**-**	**-**	**37,055**	**-**	**37,055**
Other comprehensive income (loss):					
Foreign currency translation, net of tax	**-**	**-**	**-**	**(6,632)**	**(6,632)**
Pension and OPEB, net of tax	**-**	**-**	**-**	**(42,243)**	**(42,243)**
Unrealized loss on marketable securities, net of tax	**-**	**-**	**-**	**(110)**	**(110)**
Unrealized loss on derivative instruments, net of tax	**-**	**-**	**-**	**(270)**	**(270)**
Total comprehensive income (loss)			**37,055**	**(49,255)**	**(12,200)**
Stock options exercised	**330**	**10,741**	**-**	**-**	**11,071**
Stock issued to directors	**22**	**(21)**	**-**	**-**	**1**
Shares issued	**28**	**728**	**-**	**-**	**756**
Stock-based compensation expense	**-**	**8,096**	**-**	**-**	**8,096**
Balance at December 31, 2011	**$ 16,221**	**$ 52,738**	**$ 332,099**	**$ (62,802)**	**$ 338,256**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the fiscal years in the three-year period ended December 31, 2011

(Dollars in thousands)	**2011**	2010	2009
Operating Activities			
Net income	**$ 37,055**	$ 34,571	$ (62,870)
Loss from discontinued operations	**6,751**	3,750	3,733
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**26,308**	15,700	17,212
Stock-based compensation expense	**8,096**	6,628	4,679
Deferred income taxes	**(2,725)**	(8,381)	43,424
Equity in undistributed income of unconsolidated joint ventures, net	**(5,451)**	(8,658)	(5,462)
Dividends received from unconsolidated joint ventures	**7,637**	10,329	2,669
Pension and postretirement benefits	**5,902**	5,838	6,452
Impairment charges	**441**	-	17,741
Gain on acquisition/disposal	**-**	(3,173)	(2,908)
Gain from the sale of property, plant and equipment	**(2,800)**	-	-
Amortization of inventory fair value	**1,805**	-	-
Changes in operating assets and liabilities excluding effects of acquisition and disposition of businesses:			
Accounts receivable	**(5,071)**	(15,661)	(4,345)
Accounts receivable, joint ventures	**(302)**	(537)	531
Inventories	**(20,643)**	(10,760)	10,035
Other current assets	**(1,186)**	(1,566)	323
Accounts payable and other accrued expenses	**(27,217)**	21,335	(17,971)
Pension and postretirement contribution	**(5,904)**	(6,409)	(9,128)
Other, net	**(929)**	6,163	1,275
Net cash provided by (used in) operating activities of continuing operations	**21,767**	49,169	5,390
Net cash provided by (used in) operating activities of discontinued operations	**(4,906)**	(3,402)	(2,776)
Net cash provided by operating activities	**16,861**	45,767	2,614
Investing Activities			
Capital expenditures	**(21,316)**	(12,241)	(12,087)
Acquisition of business, net of cash received	**(139,825)**	(25,908)	(7,400)
Proceeds from the sale of property, plant and equipment, net	**7,500**	-	-
Proceeds from disposition of an unconsolidated joint venture	**-**	9,272	-
Investment activity, other	**-**	-	(5,000)
Redemptions of long-term investments	**7,805**	5,800	6,600
Return of investment in unconsolidated joint ventures	**-**	919	-
Net cash used in investing activities of continuing operations	**(145,836)**	(22,158)	(17,887)
Net cash provided by (used in) investing activities of discontinued operations	**(158)**	(366)	-
Net cash provided by investing activities	**(145,994)**	(22,524)	(17,887)
Financing Activities			
Proceeds from long-term borrowings	**145,000**	-	-
Repayment of debt principal	**(22,500)**	-	-
Repayment of long-term borrowings acquired through acquisition	**(6,061)**	-	-
Proceeds from sale of capital stock, net	**11,071**	790	688
Proceeds from issuance of shares to employee stock purchase plan	**757**	686	672
Net cash provided by financing activities	**128,267**	1,476	1,360
Effect of exchange rate fluctuations on cash	**459**	(2,322)	1,481
Net increase (decrease) in cash and cash equivalents	**(407)**	22,397	(12,432)
Cash and cash equivalents at beginning of year	**80,135**	57,738	70,170
Cash and cash equivalents at end of year	**$ 79,728**	$ 80,135	$ 57,738
Supplemental disclosure of noncash investing and financing activities			
Deferred purchase price for acquisition of business	**$ -**	$ 2,910	$ -
Capital lease obligation acquired through acquisition	**9,206**	-	-

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

In the first quarter of 2011, as a result of our acquisition of Curamik Electronics GmbH (Curamik) and the manner in which we manage our business, we determined that it was appropriate to adjust our segment reporting structure.

Our previous reporting structure was comprised of three business categories – Core Strategic, Development Stage, and Other. Our new structure eliminates the Development Stage category and expands the Core Strategic category, as shown in the below table:

Old Structure	New Structure
Core Strategic	*Core Strategic*
High Performance Foams	High Performance Foams
Printed Circuit Materials	Printed Circuit Materials
Power Distribution Systems	Power Electronics Solutions
Development Stage	Curamik Electronics Solutions
Custom Electrical Components	Power Distribution Systems
Other	*Other*

In the new structure, we created a new category called "Power Electronics Solutions", which is comprised of two operating segments – Curamik Electronics Solutions (CES) and Power Distribution Systems (PDS). Since the first quarter of 2011, we will now separately report the results of operations for each of these segments. We also eliminated the Development Stage category, as the Custom Electrical Components (CEC) segment is now aggregated in the "Other" reportable segment. Management concluded that the development activities at the CEC segment were not gaining traction in the market and, therefore, ended the development efforts associated with the segment. During the fourth quarter of 2011, we also ended operations at our Thermal Management Solutions (TMS) operating segment. This segment will be treated as a discontinued operation for reporting purposes. This new structure aligns our reporting with management's current view of the business, particularly as we work to further penetrate our core target mega trend markets.

Core Strategic

- *High Performance Foams:* This operating segment consists of polyurethane and silicone foam products, which includes two joint ventures that manufacture products consisting primarily of high performance urethane and silicone foams. These foams are designed to perform to predetermined specifications where combinations of properties are needed to satisfy rigorous mechanical and environmental requirements. These materials are sold primarily though fabricators and OEM's on a worldwide basis.

- *Printed Circuit Materials:* This operating segment includes printed circuit board laminate products for high frequency, high performance applications. These products tend to be proprietary materials that provide highly specialized electrical and mechanical properties to meet the demands imposed by increasing speed, complexity, and power in analog, digital, and microwave equipment. These materials are fabricated, coated and/or customized as necessary to meet customer demands and are sold worldwide.

- *Power Electronics Solutions:* This reporting category includes Curamik Electronics Solutions and Power Distribution Systems. We now separately report the results of operations for both of these operating segments.

  - *Curamik Electronics Solutions*

    We acquired Curamik in the first quarter of 2011. Founded in 1983, Curamik is a manufacturer of power electronic substrate products and is headquartered in Eschenbach, Germany. We believe that Curamik is the global leader for the development and production of direct copper bonded (DCB) ceramic substrate products used in the design of intelligent power management devices, such as Insulated Gate Bipolar Transistor

(IGBT) modules. These devices enable a wide range of products including highly efficient industrial motor drives, wind and solar converters and hybrid electric vehicle drive systems. Most of Curamik's products are manufactured using state-of-the-art automated processes in its facility in Eschenbach.

- *Power Distribution Systems*

  Our PDS operating segment is comprised of our busbar products, which are used primarily in power distribution systems products in mass transit and clean technology applications. We manufacture power distribution components in Ghent, Belgium and Suzhou, China and Chandler, Arizona, under the RO-LINX POWERCIRCUIT® trade name. We sell these RO-LINX POWERCIRCUIT® products to manufacturers of high power electrical inverter and converter systems for use in mass transit (e.g. high speed trains) and clean technology applications (e.g. wind turbines, solar farms and electric vehicles). In the industrial application area, our RO-LINX POWERCIRCUIT® products are utilized in a large variety of variable frequency drives for high to mid power applications.

  In the first three quarters of 2011, this segment included our Thermal Management Solutions operating segment, which is now being treated as a discontinued operation as of December 31, 2011 as a result of the shut down of the segment in the fourth quarter of 2011.

Other

Our Other reportable segment consists of elastomer rollers, floats and non-woven material products; as well as our inverter distribution activities.

Elastomer components are sold to OEMs for applications in ground transportation, office equipment, consumer and other markets. Trade names for our elastomer components include: NITROPHYL® floats for level sensing in fuel tanks, motors, and storage tanks and ENDUR® elastomer rollers and belts for document handling in copiers, printers, mail sorting machines and automated teller machines.

Our nonwoven composite materials are manufactured for use in medical padding, industrial pre-filtration applications, and as consumable supplies in the lithographic printing industry.

Our inverters are sold primarily to OEMs and fabricators that in turn sell to various other third parties that primarily serve the portable communication and automotive markets. Prior to 2011, this segment included sales of our electroluminescent lamp products, which came to end of life and are no longer produced.

In the fourth quarter of 2010, we sold our 50% interest in Rogers Chan Chung Technologies, Inc. (RCCT) to our partner, Chan Chung Plastics Co., Ltd, effectively ending our remaining interests in the flexible circuit materials market.

All prior periods have been recast accordingly for the new reporting presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiaries, after elimination of intercompany accounts and transactions.

For all periods and amounts presented, reclassifications have been made for discontinued operations. On December 31, 2011 the thermal management solutions business, which had been a separate operating segment, was discontinued. See "Note 17 – Discontinued Operations" for further discussion.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents. These investments are stated at cost, which approximates fair value.

Marketable Securities

We determine the appropriate classification of debt securities at the time of purchase and reevaluate such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value with interest on such securities included in "Interest income" on our consolidated statements of operations. If the market values of individual securities are determined to be "other than temporarily" impaired, the carrying amount of such investments are written down to market value through "Net realized investment loss" in our consolidated statements of operations. Except for amounts recorded related to the auction rate securities, we have not recorded any such write down in the years ended December 31, 2011, 2010 and 2009, respectively. See "Note 2 – Fair Value Measurements" for further discussion on the auction rate securities.

Investments in Unconsolidated Joint Ventures

We account for our investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method.

Foreign Currency

All balance sheet accounts of foreign subsidiaries are translated or remeasured at rates of exchange in effect at each year end, and income statement items are translated at the average exchange rates for the year. Resulting translation adjustments for those entities that operate under the local currency are made directly to a separate component of shareholders' equity, while remeasurement adjustments for those entities that operate under the parent's functional currency are made to the income statement as a component of "Other income, net". Currency transaction adjustments are reported as income or expense and resulted in a gain of $0.6 million during 2011, a gain of $1.3 million during 2010 and a loss of $0.5 million during 2009.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of the related receivables, including the length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where we are made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously mentioned. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of our customer base.

Inventories

Inventories are valued at the lower of cost or market. Certain inventories, amounting to $14.9 million and $13.0 million at December 31, 2011 and 2010, respectively, are valued by the last-in, first-out (LIFO) method. These inventories accounted for 23% of total gross inventory for 2011 and 32% of total gross inventory for 2010. The cost of the remaining portion of the inventories was determined principally on the basis of actual first-in, first-out (FIFO) costs.

If the inventories valued using the LIFO method had been valued at FIFO costs, they would have been approximately $5.9 million and $5.2 million higher at December 31, 2011 and 2010, respectively.

Inventories consist of the following:

(Dollars in thousands)	**December 31, 2011**	December 31, 2010
Raw materials	**$ 30,655**	$ 14,979
Work-in-process	**14,919**	6,422
Finished goods	**32,746**	26,124
	$ 78,320	$ 47,525

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. For financial reporting purposes, provisions for depreciation are calculated on a straight-line basis over the following estimated useful lives of the assets:

	Years
Buildings and improvements	10-25
Machinery and equipment	5-15
Office equipment	3-10

Goodwill and Intangible Assets

Intangible assets are classified into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. We review goodwill, which has an indefinite life, for impairment annually and/or if events or changes in circumstances indicate the carrying value of an asset may have been impaired. We review intangible assets with definite lives for impairment whenever conditions exist that indicate the carrying value may not be recoverable, such as economic downturn in a market or a change in the assessment of future operations.

Goodwill and indefinite lived intangible assets are assessed for impairment by comparing the net book value of a reporting unit to its estimated fair value. Fair values are typically established using a discounted cash flow methodology. The determination of discounted cash flows is based on the business' strategic plans and long-range operating forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost changes.

Purchased patents, covenants-not-to-compete and licensed technology are capitalized and amortized on a straight-line or accelerated basis over their estimated useful lives.

Environmental and Product Liabilities

We accrue for our environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRPs), we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded for the estimated insurance reimbursement amount. We are exposed to the uncertain nature inherent in such remediation and the possibility that initial estimates will not reflect the final outcome of a matter.

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to perform a formal analysis to determine our potential future liability and related insurance coverage for asbestos-related matters. The determination to perform this study was made based on several factors, including the growing number of asbestos-related claims and recent settlement history. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, the variability of our claims history and consultations with National Economic Research Associates, Inc. (NERA), we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

The models developed for determining the potential exposure and related insurance coverage were developed by outside consultants deemed to be experts in their respective fields. The models required us to make numerous assumptions that significantly impacted the results generated by the models. We believe the assumptions made are reasonable at the present time, but are subject to uncertainty based on the actual future outcome of our asbestos litigation. We believe, based on the limited amount of settlement and claims history currently known to us, that a reasonable future time frame to quantify our liability is five years.

Given the inherent uncertainty in making future projections, we plan to have the projections of current and future asbestos claims periodically re-examined, and we will update them further if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh Risk Consulting's (Marsh) models, and other relevant factors, such as changes in the tort system. There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but cannot estimate such excess amounts at this time.

Fair Value of Financial Instruments

Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, long-term marketable securities, accounts payable, accrued liabilities and debt approximate fair value based on the maturities of these instruments.

Concentration of Credit and Investment Risk

We extend credit on an uncollateralized basis to almost all customers. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts that constitute our customer base. We periodically perform credit evaluations on our customers. At December 31, 2011 and 2010 there was not one customer who accounted for more than ten percent of the total accounts receivable. We did not experience significant credit losses on customers' accounts in 2011, 2010, or 2009.

We invest our excess cash principally in investment grade government and corporate debt securities. We have established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to reflect changes in market conditions.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the entity's financial statements. We are subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of our wholly-owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared.

We have provided for potential liabilities due in various jurisdictions. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which such determination is made.

Revenue Recognition

Revenue from product sales to customers is recognized when title passes, when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured.

Shipping and Handling Charges

Costs that we incur for shipping and handling charges are charged to "Cost of sales" and payments received from our customers for shipping and handling charges are included in "Net sales" on our consolidated statements of operations.

Pension and Retiree Healthcare and Life Insurance Benefits

We provide various defined benefit pension plans for our U.S. employees and we sponsor multiple fully insured or self funded medical plans and a fully insured life insurance plan for retirees. The costs and obligations associated with these plans are dependent upon various actuarial assumptions used in calculating such amounts. These assumptions include discount rates, salary growth, long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used by us are determined as follows: (i) the discount rate used is based on comparisons to the Citigroup index and, to a lesser extent, the Moody's AA bond index; (ii) the salary growth is based on our historical and projected level of salary increases; (iii) the long-term rate of return on plan assets is determined based on historical portfolio results, market results and our expectations of future returns, as well as current market assumptions related to long-term return rates; and (iv) the mortality rate is based on a mortality projection that estimates current longevity rates and their impact on the long-term plan obligations. We review these assumptions periodically throughout the year.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars in thousands, except per share amounts)

	2011	2010	2009
Numerator:			
Income (loss)	$ **43,806**	$ 38,321	$ (59,137)
Denominator:			
Denominator for basic earnings per share – Weighted-average shares	**16,035,882**	15,800,913	15,691,579
Effect of stock options	**701,829**	204,749	-
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	**16,737,711**	16,005,662	15,691,579
Basic income (loss) per share	$ **2.73**	$ 2.43	$ (3.77)
Diluted income (loss) per share	**2.62**	2.39	(3.77)

Certain potential ordinary shares were excluded from the calculation of diluted weighted-average shares outstanding because they would have an anti-dilutive effect on net income per share. Also, for year ended December 31, 2009, potential ordinary shares that were not otherwise anti-dilutive were excluded from the calculation of diluted weighted-average shares outstanding because they would have an anti-dilutive effect on our net loss per share.

	2011	2010	2009
Anti-dilutive shares excluded	879,604	1,407,865	1,823,287
Dilutive impact due to net loss	-	-	45,118

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Hedging Activity

We use derivative instruments to manage certain foreign currency exposures. Derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

On December 31, 2011 we had outstanding option contracts intended to minimize foreign currency exposures on our consolidated statements of financial position, none of which were designated as hedges. The effects of the contracts in place at the end of 2011 are recorded directly to our statement of income. In 2011 we also entered into three contracts to minimize the effect of price fluctuations for copper raw material. All of these contracts were designated as hedges. As of December 31, 2010 and 2009, we had outstanding option contracts used to hedge foreign currency cash flow and balance sheets. Some of our contracts from 2010 and 2009 were designated as hedges, while others were not. For those that are not designated as hedges, the effects of these contracts are recorded directly to our statement of income.

Advertising Costs

Advertising is expensed as incurred and amounted to $3.0 million for 2011, $1.4 million for 2010 and $1.4 million for 2009.

Variable-Interest Entities

We had an investment in a variable interest entity (VIE) through the first quarter of 2010, at which time the entity was dissolved. We had determined that we were not the primary beneficiary and, as such, did not consolidate the entity as of December 31, 2009. The VIE identified was PLS, a 50% owned joint venture with Mitsui Chemicals, Inc. The joint venture sold adhesiveless laminates for trace suspension assemblies and was established in October 1999. Sales of PLS were approximately $15.9 million in 2009. Our maximum exposure to loss as a result of our involvement with PLS was limited to our equity investment, which was approximately $40,000 at December 31, 2009, and to its outstanding receivables if those amounts were to become uncollectible for various financial reasons, such as insolvency, which amounted to $1.3 million at December 31, 2009.

Stock-Based Compensation

Stock-based compensation is comprised of stock options and restricted stock. Stock options are measured at the grant date, based on the grant-date fair value of the awards ultimately expected to vest and in most cases, is recognized as an expense, on a straight-line basis, over the vesting period, which is four years. A provision in our stock option agreements requires us to accelerate the expense for retirement eligible employees. We develop estimates used in calculating the grant-date fair value of stock options to determine the amount of stock-based compensation to be recorded. We calculate the grant-date fair value using the Black-Scholes valuation model. The use of this valuation model requires estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield and forfeiture rates. Restricted stock compensation expense is based on achievement of certain performance and service conditions. The fair value of the awards is determined based on the market value of the underlying stock price at the grant date.

NOTE 2 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis, categorized by the level of inputs used in the valuation, include:

(Dollars in thousands)	**Carrying amount as of December 31, 2011**	**Level 1**	**Level 2**	**Level 3**
Auction rate securities	**$ 25,960**	**$ -**	**$ -**	**$ 25,960**
Foreign currency option contracts	**68**	**-**	**68**	**-**
Pension assets	**120,565**	**75,227**	**32,072**	**13,266**
Copper derivative contracts	**(377)**	**-**	**(377)**	**-**

	Carrying amount as of December 31, 2010	Level 1	Level 2	Level 3
Auction rate securities	$ 33,778	$ -	$ -	$ 33,778
Foreign currency option contracts	1,306	-	1,306	-
Pension assets	125,261	70,097	44,857	10,307

The following table presents information about our assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2011, aggregated by the level in the fair value hierarchy within which those measurements fall. This asset represents our Richmond, Virginia facility for which we signed an agreement to sell in the first quarter of 2012. We have written this asset down to the agreed upon sale price less costs to sell.

(Dollars in thousands)	**Carrying amount as of December 31, 2011**	**Level 1**	**Level 2**	**Level 3**
Asset held for sale	**$ 1,400**	**$ -**	**$ 1,400**	**$ -**

Auction Rate Securities

As of December 31, 2011, we held approximately $29.5 million of auction rate securities at par which was comprised 96% of student loan-backed auction rate securities and 4% of municipality-backed auction rate securities. As of December 31, 2010, we held approximately $37.6 million of auction rate securities at par. At the end of 2007, these securities were classified as available-for-sale and recorded at fair value based on market valuations at that time (Level 1 input in accordance with accounting guidance). However, in the first quarter of 2008, the markets in which these securities traded became illiquid, causing us to reclassify these securities from a Level 1 input to a Level 3 input, as an active market no longer existed for these securities, and therefore we had to base our valuations on unobservable inputs. Accordingly, our asset value was determined considering several factors, including an estimated time horizon for redeeming such securities, a discount factor to determine the present value of such securities, as well as the quality of the underlying securities, most of which were backed by investment grade student loans or municipalities. Our initial valuations utilized a discount period of approximately two years, which represented our best estimates of the time period over which these securities would be redeemed. However, as 2008 progressed, we determined, based on the market conditions at the time, that the estimated time horizon for redemption of such securities would be greater than two years and, in the fourth quarter of 2008, we adjusted our assumptions for this consideration.

During 2011, approximately $8.1 million of auction rate securities were redeemed, compared to $5.8 million in 2010. We performed a fair value assessment of these securities based on a discounted cash flow model, utilizing various assumptions that included estimated interest rates, probabilities of successful auctions, the timing of cash flows, and the quality and level of collateral of the securities. These inputs were chosen based on our current understanding of the expectations of the market and are consistent with the assumptions utilized during our assessment of these securities at year end 2011. This analysis resulted in an insignificant change in the fair value of our auction rate securities in 2011 and total impairment of $3.5 million on our current portfolio.

Other-than-temporary impairment ("OTTI") must be recognized in earnings for a security in an unrealized loss position when an entity either (a) has the intent to sell the security or (b) more likely than not will be required to sell the security before its anticipated recovery.

When an OTTI of a security has occurred, the amount of the OTTI recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its cost basis. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before the recovery of its cost basis, the other-than-temporary loss should be separated into the amount representing the credit loss and the amount related to all other factors. The amount representing the credit loss is recognized in earnings, and as long as the factors above are not met, the remaining amount is recorded in other comprehensive income.

We have concluded that the impairment on the auction rate securities is other-than-temporary and should be separated into two amounts, one amount representing a credit loss for $1.1 million and one amount representing an impairment due to all other factors for $2.7 million. The credit loss of $1.1 million includes the impact of $0.3 million for a redemption in the third quarter for $3.7 million, which represented 92.6% of the par value. The credit loss is primarily based on the underlying ratings of the securities. As described above, we have determined that the amount representing the credit loss on our auction rate securities should be recorded in earnings, while the remaining impairment amount should be recorded in other comprehensive income (loss) in the equity section of our consolidated statements of financial position, as we do not have the intent to sell the impaired investments, nor do we believe that it is more likely than not that we will be required to sell these investments before the recovery of their cost basis.

Additionally, due to our belief that it may take over twelve months for the auction rate securities market to recover, we have classified the auction rate securities as long-term assets, with the exception of securities maturing within 12 months, which we classify as short-term investments. As of December 31, 2011 all securities were classified as long term. The securities that we hold have maturities ranging from 20 to 36 years.

The reconciliation of our assets measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

(Dollars in thousands)	Auction Rate Securities
Balance at December 31, 2010	$ 33,778
Cash received for redemptions at par	(4,150)
Cash received for redemptions below par	(3,655)
Reported in accumulated other comprehensive loss	183
Reported in earnings	(196)
Balance at December 31, 2011	$ 25,960

A roll forward of credit losses recognized in earnings is as follows:

(Dollars in thousands)	Credit Losses
Balance at December 31, 2010	$ 917
Credit losses recorded	278
Reduction in credit losses due to redemptions	(82)
Balance at December 31, 2011	$ 1,113

These securities currently earn interest at rates ranging from 1% to 2%. Upon the failure of these securities at auction, a penalty interest rate is triggered. Since the securities we hold are investment-grade securities, the penalty rates are market-based, and therefore the aggregate interest rate that we earned has declined to 1% to 2% from a historical rate of 3% to 7% due to reductions in the referenced interest rates by the Federal government.

Foreign Currency and Commodity Option Derivatives

As further explained below in Note 3 "Hedging Transactions and Derivative Financial Instruments", we are exposed to certain risks relating to our ongoing business operations. The primary risks being managed through the use of derivative instruments are foreign currency exchange rate risk and commodity pricing risk, specifically copper. The fair value of the foreign currency option derivatives is based upon valuation models applied to current market information such as strike price, spot rate, maturity date and volatility, and by reference to market values resulting from an over-the-counter market or obtaining market data for similar instruments with similar characteristics.

The fair value of the copper derivatives is computed using a combination of intrinsic and time value valuation models. The intrinsic valuation model reflects the difference between the strike price of the underlying copper derivative instrument and the current prevailing copper prices in an over-the-counter market at period end. The time value valuation model incorporates the constant changes in the price of the underlying copper derivative instrument, the time value of money, the underlying copper derivative's strike price and the remaining time to the underlying copper derivative instrument's expiration date from the period end date. Overall, fair value is a function of five primary variables: price of the underlying instrument, time to expiration, strike price, interest rate, and volatility. We do not use derivative financial instruments for trading or speculation purposes.

Pension Assets

As further discussed in Note 9 "Pension Benefits and Retirement Health and Life Insurance Benefits", our pension assets are stated at fair value. There are categories of assets in Level 1, 2 and 3 of the fair value hierarchy.

NOTE 3 – HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

The guidance for the accounting and disclosure of derivatives and hedging transactions requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies for special hedge accounting treatment as defined under the applicable accounting guidance. For derivative instruments that are designated and qualify for hedge accounting treatment (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income. This gain or loss is reclassified into earnings in the same line item of the consolidated statements of operations associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, the ineffective portion, if any, is recognized in the consolidated statements of operations during the current period.

At December 31, 2011, we have two contracts in place to hedge our exposure related to the purchasing of copper at our German subsidiary, Curamik. These contracts are held with financial institutions and minimize our risk associated with a potential rise in copper prices. These two contracts cover our 2012 monthly copper exposure and do qualify for hedge accounting treatment (therefore, any mark-to-market adjustments on this contract are recorded in Other comprehensive income in the equity section of our consolidated statements of financial position).

We also have five contracts related to minimizing our foreign currency exposures on our consolidated statements of financial position. These contracts do not qualify for hedge accounting treatment, and any mark-to-market adjustments are recorded in our consolidated statements of operations in Other income, net at December 31, 2011.

Notional Values of Foreign Currency Derivatives *(in thousands)*		
Japanese Yen	¥	150,000
Euro	€	799

Notional Value of Copper Derivatives	
Copper	70 metric tons

(Dollars in thousands)	The Effect of Derivative Instruments on the Financial Statements for the year ended December 31, 2011		Fair Values of Derivative Instruments as of December 31, 2011
Foreign Exchange Option Contracts	Location of loss	Amount of loss	Other Assets (Liabilities)
Contracts not designated as hedging instruments	Other income, net	$ 1,064	$ 68
Copper Derivative Instruments			
Contracts designated as hedging instruments	Other comprehensive income	377	(377)

Concentration of Credit Risk

By using derivative instruments, we are subject to credit and market risk. If a counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value of the derivative instrument. Generally, when the fair value of a derivative contract is positive, the counterparty owes the Company, thus creating a receivable risk for the Company. We minimize counterparty credit (or repayment) risk by entering into derivative transactions with major financial institutions of investment grade credit rating.

NOTE 4 – ACQUISITION OF BUSINESS

Curamik Electronics GmbH

On January 4, 2011, we acquired Curamik Electronics GmbH (Curamik), a manufacturer of power electronic substrate products headquartered in Eschenbach, Germany. The aggregate purchase price was $151.1 million, which reflects post closing adjustments.

Curamik, founded in 1983, is the worldwide leader for development and production of direct copper bonded ceramic substrate products which are used primarily in the design of intelligent power management devices, such as insulated gate bipolar transistor (IGBT) modules that enable a wide range of products including highly efficient industrial motor drives, wind and solar energy converters and hybrid electric vehicle drive systems. Most of Curamik's products are manufactured using state of the art automated processes in its facility located in Eschenbach, Germany.

The acquisition has been accounted for in accordance with applicable purchase accounting guidance. The following table represents the fair market value assigned to the acquired assets and liabilities in the transaction.

(Dollars in thousands)	
Assets:	
Cash	$ 11,256
Accounts receivable	11,876
Other current assets	1,386
Inventory	12,259
Property, plant & equipment	32,312
Other non-current assets	2,276
Intangible assets	52,354
Goodwill	79,837
Total assets	203,556
Liabilities	
Accounts payable	6,053
Other current liabilities	20,427
Deferred tax liability	9,329
Other long-term liabilities	16,666
Total liabilities	52,475
Fair value of net assets acquired	$ 151,081

For the period ended December 31, 2011, Curamik realized $132.9 million in sales and operating profits of $7.8 million. In 2010, the unaudited estimated pro-forma combined sales and operating profits for Rogers and Curamik, assuming the entities were combined during that period, would have been $494.1 million and $39.0 million, respectively.

Total costs incurred related to the acquisition were approximately $3.4 million, of which $1.3 million were incurred in the first quarter of 2011 and $2.1 million were incurred in the fourth quarter of 2010. They are included in "Selling and administrative expenses" on our consolidated statements of operations.

SK Utis Co., Ltd.

On March 23, 2010, we entered into an acquisition agreement with SK Utis Co., Ltd. (Utis) and its parent, SK Chemical Co., Ltd. (SK Chemical), both Korean companies, to purchase the common stock of Utis and certain intellectual property owned by SK Chemical related to the Utis business, for an aggregate purchase price of $29.1 million. The agreement called for an initial payment of $26.0 million, which was made on March 31, 2010, when the transaction closed, which gave us a 90% interest in the outstanding stock of Utis and full ownership of the intellectual property. SK Chemical will retain a 10% interest in Utis for a two year period, at which point we will purchase the remaining 10% share for a fixed price of $3.1 million.

Utis, established in 2005, is a high-quality supplier of polyurethane foam material solutions for portable communications, entertainment, and industrial applications to leading Korean-based original equipment manufacturers (OEMs). We believe that this acquisition will expand our presence as a polyurethane foam material solutions provider in several key markets that we have targeted for continued growth, including mobile internet devices, high definition television, and other markets requiring high reliability, high performance materials. We also believe this acquisition will strengthen our relationships with some of the fastest growing makers of these products and extend our worldwide presence into the Korean marketplace. We have integrated this business into our High Performance Foams operating segment.

The acquisition has been accounted for in accordance with applicable purchase accounting guidance. The following table represents the fair market value assigned to the acquired assets and liabilities in the transaction. The total fair value of net assets acquired is net of a $0.4 million working capital adjustment that was finalized in the third quarter of 2010.

(Dollars in thousands)	
Assets:	
Accounts receivable	$ 2,725
Inventory	1,890
Other current assets	685
Property, plant & equipment	1,978
Intangible assets	9,250
Goodwill	15,574
Total assets	32,102
Liabilities	
Accounts payable	1,328
Other current liabilities	492
Other long-term liabilities	1,517
Total liabilities	3,337
Fair value of net assets acquired	$ 28,765

Total costs incurred related to the acquisition were approximately $0.9 million in the first quarter of 2010 and are included in “Selling and administrative expenses” on the consolidated statements of operations.

As of the date of the acquisition, we acquired 90% of the equity of Utis and SK Chemical retained a 10% interest. However, SK Chemical, as part of the acquisition agreement, effectively waived all future economic rights to the activities of the business (i.e. dividends, share of profits and losses). SK Chemical only has the right to the $3.1 million deferred purchase price that will be paid by us to acquire the remaining 10% of Utis in two years. Therefore, we have consolidated 100% of the activities of Utis in accordance with applicable accounting guidance. Operational results were included beginning in the second quarter of 2010. The deferred purchase price at the date of purchase was recorded at its present value (approximately $2.9 million). This is classified as a short-term liability on our consolidated statement of financial position.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

(Dollars in thousands)	**December 31, 2011**	December 31, 2010
Land	**$15,453**	$16,122
Buildings and improvements	**132,739**	110,041
Machinery and equipment	**157,430**	124,184
Office equipment	**26,825**	25,465
Equipment in process	**13,810**	23,871
	346,257	299,683
Accumulated depreciation	**(198,075)**	(180,879)
Total property, plant and equipment, net	**$148,182**	$118,804

Depreciation expense was $20.9 million in 2011, $14.6 million in 2010, and $17.2 million in 2009. As part of the acquisition of Curamik in 2011, we acquired a capital lease. At December 31, 2011 this capital lease was recorded in Property, plant and equipment in our consolidated statements of financial position for $12.1 million, net of accumulated depreciation of $0.4 million.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Definite-lived Intangible Assets

(Dollars in thousands)	**December 31, 2011**			December 31, 2010		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and patents	**$ 6,118**	**$ 140**	**$ 5,978**	$ 2,041	$ 1,091	$ 950
Technology	**35,769**	**4,655**	**31,114**	6,423	1,448	4,975
Covenant not-to-compete	**956**	**135**	**821**	1,604	668	936
Customer relationships	**19,851**	**1,315**	**18,536**	4,324	387	3,937
Total other intangible assets	**$ 62,694**	**$ 6,245**	**56,449**	$ 14,392	$ 3,594	$ 10,798

Amounts may be different from prior periods due to foreign exchange rate fluctuations.

Amortization expense was approximately $5.4 million and $1.1 million in 2011 and 2010. The expense was minimal for 2009. The anticipated future amortization expense is $4.2 million, $5.8 million, $5.8 million, $5.6 million and $5.2 million for 2012, 2013, 2014, 2015 and 2016, respectively.

The weighted average amortization period as of December 31, 2011, by intangible asset class, is presented in the table below:

Intangible Asset Class	Average Amortization Period
Trademarks and patents	8.6
Technology	5.7
Covenant not-to-compete	3.4
Customer relationships	9.1
Total other intangible assets	6.9

On January 4, 2011 we acquired Curamik, which contributed $52.3 million of intangible assets and $79.8 million of goodwill. The intangible assets are comprised of trademarks, technology, and customer relationships. This includes $5.3 million of indefinite-lived intangible assets comprised of trademarks, which are assessed for impairment annually. The definite-lived intangibles are amortized using an accelerated method of amortization that is based on the projected economic use of the related underlying asset.

On November 2, 2010, we entered into a technology license agreement with Polyworks, Inc., which resulted in $2.0 million of intangible assets that will be amortized on a straight line basis over 10 years.

On March 31, 2010, we acquired the assets of Utis, which resulted in $9.3 million of intangible assets and $15.6 million of goodwill. The intangible assets are comprised of trademarks, technology, covenants not-to-compete and customer relationships. These intangibles are amortized using an accelerated method of amortization that is based on the projected economic use of the related underlying asset.

Goodwill

The changes in the carrying amount of goodwill for the period ending December 31, 2011, by segment, are as follows:

(Dollars in thousands)	High Performance Foams	Printed Circuit Materials	Curamik	Power Distribution Systems	Other	Total
December 31, 2010	$ 22,962	$ -	$ -	$ -	$ 2,224	$ 25,186
Curamik acquisition	-	-	79,837	-	-	$ 79,837
Foreign currency translation adjustment	(365)	-	(2,480)	-	-	$ (2,845)
December 31, 2011	**$ 22,597**	**$ -**	**$ 77,357**	**$ -**	**$ 2,224**	**$ 102,178**

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED JOINT VENTURES

As of December 31, 2011, we had two joint ventures, each 50% owned, that are accounted for under the equity method of accounting.

Joint Venture	Location	Operating Segment	Fiscal Year-End
Rogers INOAC Corporation	Japan	High Performance Foams	October-31
Rogers INOAC Suzhou Corporation	China	High Performance Foams	December-31

Equity income related to our share of the underlying net income of the joint ventures amounted to $5.5 million, $8.7 million, and $5.5 million for 2011, 2010, and 2009, respectively. We had commission income from PLS of $0.6 million and $1.8 million for 2010, and 2009, respectively, which is included in "Other income, net" on our consolidated statements of operations.

On March 31, 2010, Rogers and Mitsui Chemicals, Inc., the 50% owners of the PLS, LLC joint venture, entered into an agreement to dissolve the joint venture and to have Rogers assume on that date any outstanding assets and liabilities of PLS, which resulted in a $0.1 million charge recorded as of March 31, 2010. The parties also agreed that, going forward, all the distribution activity that PLS had previously engaged in would be conducted through Rogers. Therefore, beginning in the second quarter of 2010, these activities were reported on a gross basis as part of our consolidated results.

In October 2010, we sold our ownership interest in the 50/50 joint venture, Rogers Chang Chun Technology Co., Ltd. (RCCT) to our joint venture partner, Chang Chun Plastics Co., Ltd., for $9.3 million, which resulted in a $3.2 million gain recorded during 2010.

Summarized Information for Joint Ventures:

(Dollars in thousands)	**December 31, 2011**	December 31, 2010
Current assets	**$ 38,314**	$ 41,429
Noncurrent assets	**17,988**	19,842
Current liabilities	**8,566**	10,367
Shareholders' equity	**47,736**	50,904

		For the years then ended:	
(Dollars in thousands)	**December 31, 2011**	December 31, 2010	December 31, 2009
Net sales	**$ 70,368**	$ 104,570	$ 95,321
Gross profit	**13,638**	21,302	16,078
Net income	**10,902**	17,316	10,924

The effect of sales made between the unconsolidated joint ventures and the Company were appropriately accounted for on a consolidated basis. Receivables from joint ventures arise during the normal course of business from transactions between us and the joint ventures, typically from the joint venture purchasing raw materials from us to produce end products, which are sold to third parties.

NOTE 8 - INVESTMENT

In the third quarter of 2009, we made a strategic investment of $5.0 million in Solicore, Inc., headquartered in Lakeland, Florida. Solicore is the world leader for embedded power solutions, offering its patented Flexicon advanced ultra-thin, flexible, lithium polymer batteries for smart cards, controlled access cards, RFID tags, and medical devices. Our investment, part of a total of $13.3 million raised by Solicore in that financing round, provides us with a minority equity stake in Solicore and representation on Solicore's Board of Directors. We account for this investment under the cost method as we cannot exert significant influence. We also entered into a joint development agreement with Solicore to develop the next generation of power solution products. As part of the agreement, we will have the exclusive option to manufacture a significant portion of the products that result from this collaboration, if we so choose.

NOTE 9 - PENSION BENEFITS AND RETIREMENT HEALTH AND LIFE INSURANCE BENEFITS

We have two qualified noncontributory defined benefit pension plans. One plan covers our U.S. unionized hourly employees and the other plan covers all other U.S. employees hired through December 30, 2007. We also have established a nonqualified unfunded noncontributory defined benefit pension plan to restore certain retirement benefits that might otherwise be lost due to limitations imposed by federal law on qualified pension plans, as well as to provide supplemental retirement benefits for certain senior executives of the Company.

In addition, we sponsor multiple fully insured or self funded medical plans and a fully insured life insurance plan for retirees. The measurement date for all plans for 2011 and 2010 is December 31, 2011 and 2010, respectively.

We are required, as an employer, to: (a) recognize in our statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and our obligations that determine our funded status as of the end of the fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur and report these changes in accumulated other comprehensive income. In addition, actuarial gains and losses that are not immediately recognized as net periodic pension cost are recognized as a component of accumulated other comprehensive income and amortized into net periodic pension cost in future periods.

Defined Benefit Pension Plan and Retiree Medical Plan Amendments

On July 16, 2007, we announced to our employees and retirees that the defined benefit pension plan for non-union employees and the retiree medical plans would be amended effective January 1, 2008. As of January 1, 2008, newly hired and rehired employees were no longer eligible to participate in the defined benefit pension plan. However, the amendment to the defined benefit pension plan did not impact the benefits to existing plan participants as of December 30, 2007. The amendment to the retiree medical plan did not impact the benefits for employees who were age 50 or older as of December 30, 2007, as long as they met certain eligibility requirements. However, employees who were less than age 50 as of December 30, 2007 were no longer eligible to participate in the retiree medical plan. This plan amendment resulted in a reduction to the accumulated benefit obligation, which is accounted for as a reduction to prior service cost based on a plan amendment and amortized over the expected remaining service period of the ongoing active plan participants until they became fully eligible, beginning in the third quarter of 2007.

Obligations and Funded Status

(Dollars in thousands)	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2011	2010	**2011**	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 157,340**	$ 145,052	**$ 9,149**	$ 9,055
Service cost	**3,922**	3,563	**693**	661
Interest cost	**8,535**	8,345	**413**	398
Actuarial (gain) loss	**30,616**	8,824	**1,117**	(34)
Benefit payments	**(6,874)**	(8,444)	**(877)**	(931)
Special termination benefit	**176**	-	**-**	-
Benefit obligation at end of year	**193,715**	157,340	**10,495**	9,149
Change in plan assets:				
Fair value of plan assets at beginning of year	**125,261**	114,595	**-**	-
Actual return on plan assets	**(2,850)**	13,632	**-**	-
Employer contributions	**5,027**	5,478	**877**	931
Benefit payments	**(6,873)**	(8,444)	**(877)**	(931)
Fair value of plan assets at end of year	**120,565**	125,261	**-**	-
Funded status	**$ (73,150)**	$ (32,079)	**$ (10,495)**	$ (9,149)

Amounts recognized in the consolidated balance sheets consist of:

(Dollars in thousands)	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2011	2010	**2011**	2010
Noncurrent assets	**$ -**	$ -	**$ -**	$ -
Current liabilities	**(4,279)**	(99)	**(1,009)**	(1,005)
Noncurrent liabilities	**(68,871)**	(31,980)	**(9,486)**	(8,144)
Net amount recognized at end of year	**$ (73,150)**	$ (32,079)	**$ (10,495)**	$ (9,149)

(Dollars in thousands)	Pension Benefits 2011	Retirement Health and Life Insurance Benefits 2011
Net Actuarial Loss	$ **82,700**	$ **3,894**
Prior Service Cost	**2,124**	**(681)**
Net amount recognized at end of year	$ **84,824**	$ **3,213**

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $193.7 million, $172.4 million and $120.6 million, respectively, as of December 31, 2011 and $157.3 million, $141.3 million and $125.3 million, respectively, as of December 31, 2010.

Components of Net Periodic Benefit Cost

	Pension Benefits			Postretirement Health and Life Insurance Benefits		
(Dollars in thousands)	**2011**	2010	2009	**2011**	2010	2009
Service cost	$ **3,922**	$ 3,563	$ 3,137	$ **693**	$ 661	$ 571
Interest cost	**8,535**	8,345	8,377	**413**	398	541
Expected return of plan assets	**(10,559)**	(9,628)	(8,364)	**-**	-	-
Amortization of prior service cost	**597**	600	518	**(627)**	(626)	(656)
Amortization of net loss	**2,331**	1,824	2,174	**421**	329	298
Curtailment charge/(credit)	**-**	372	114	**-**	-	(258)
Special termination benefit	**176**	-	-	**-**	-	-
Net periodic benefit cost	$ **5,002**	$ 5,076	$ 5,956	$ **900**	$ 762	$ 496

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are $5.5 million and $0.5 million, respectively. The estimated net loss (gain) and prior service cost for the defined benefit postretirement plans that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are $0.5 million and ($0.5 million).

Weighted-average assumptions used to determine benefit obligations at year end:

	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2011	2010	**2011**	2010
Discount rate	**4.50%**	5.50%	**3.50%**	4.50%
Rate of compensation increase	**4.00%**	4.00%	-	-

Weighted-average assumptions used to determine net benefit cost for years ended:

	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2011	2010	**2011**	2010
Discount rate	**4.50%**	5.50%	**3.50%**	4.50%
Expected long-term rate of return on plan assets	**7.75%**	8.50%	-	-
Rate of compensation increase	**4.00%**	4.00%	-	-

Long-term rate of return on assets - To determine the expected long-term rate of return on plan assets, we review historical and projected portfolio performance, the historical long-term rate of return, and how any change in the allocation of the assets could affect the anticipated returns. Adjustments are made to the projected rate of return if it is deemed necessary based on those factors and other current market trends.

Discount rate - To determine the discount rate, we review current market indices, particularly the Citigroup bond index, to ensure that the rate used in our calculations is consistent and within an acceptable range based on these indices, which reflect current market conditions. At December 31, 2011, this analysis resulted in a 1.0% decrease to the discount rate from 5.5% at December 31, 2010 to 4.5% at December 31, 2011.

Healthcare cost trend rates - For measurement purposes as of December 31, 2011, we assumed annual healthcare cost trend rates of 7% and 8.5% for covered healthcare benefits for retirees pre-age 65 and post-age 65, respectively. The rates were assumed to decrease gradually to 5% and 5.5%, respectively, in 2014 and remain at those levels thereafter. For measurement purposes as of December 31, 2010, we assumed annual healthcare cost trend rates of 8% and 9.5% for covered healthcare benefits for retirees pre-age 65 and post-age 65, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)

	One Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost	$91	($83)
Effect on other postretirement benefit obligations	656	(608)

Plan Assets

Our defined benefit pension assets are invested with the objective of achieving a total rate of return over the long-term that is sufficient to fund future pension obligations. We take into consideration future cash contributions to the plans, as well as mitigating the risk of under performance in the portfolio. Overall investment risk is partially mitigated by maintaining a diversified portfolio of assets.

Asset allocation target ranges are established to meet our investment objectives. The expected long-term rate of return on plan assets is based on several factors, including the plans' asset allocation targets, the historical and projected performance on those asset classes, and on the plans' current asset composition. The target allocations for plan assets were approximately 57% equity securities and 43% debt securities for 2011, and these are the target allocations for 2012.

Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the guaranteed deposit account is determined through discounting expected future investment cash flow from both investment income and repayment of principal for each investment purchased.

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values and adjusted for management fees and asset charges, as determined by the record keeper, on the last business day of the Plan year. Pooled separate accounts are accounts established solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Company for investment purposes.

The following table presents the fair value of the net assets, by asset category, at December 31, 2011 and 2010:

(Dollars in thousands)	**2011**	2010
Pooled separate accounts	**$ 32,072**	$ 44,857
Mutual funds	**47,255**	39,111
Common stock	**27,804**	30,802
Guaranteed deposit account	**13,266**	10,307
Interest bearing cash	**168**	184
Total investments, at fair value	**$ 120,565**	$ 125,261

The following tables sets forth by level, within the fair value hierarchy, the assets carried at fair value as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011			
(Dollars in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Pooled separate accounts	**$ -**	**$ 32,072**	**$ -**	**$ 32,072**
Mutual funds	**47,255**	**-**	**-**	**47,255**
Common stock	**27,804**	**-**	**-**	**27,804**
Guaranteed deposit account	**-**	**-**	**13,266**	**13,266**
Interest bearing cash	**168**	**-**	**-**	**168**
Total assets at fair value	**$ 75,227**	**$ 32,072**	**$ 13,266**	**$ 120,565**

	Assets at Fair Value as of December 31, 2010			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$ -	$ 44,857	$ -	$ 44,857
Mutual funds	39,111	-	-	39,111
Common stock	30,802	-	-	30,802
Guaranteed deposit account	-	-	10,307	10,307
Interest bearing cash	184	-	-	184
Total assets at fair value	$ 70,097	$ 44,857	$ 10,307	$ 125,261

The table below sets forth a summary of changes in the fair value of the guaranteed deposit account's Level 3 assets for the year ended December 31, 2011.

(Dollars in thousands)		Guaranteed Deposit Account
Balance at beginning of year	$	10,307
Realized gains (losses)		-
Unrealized gains relating to instruments still held at the reporting date		917
Purchases, sales, issuances and settlements (net)		2,042
Transfers in and/or out of Level 3		-
Balance at end of year	$	13,266

Cash Flows

Contributions

At the current time, we have met the minimum funding requirements for our qualified defined benefit pension plans and were therefore not required to make a contribution to the plans in 2011 for any past years. In 2011 and 2010, we made voluntary annual contributions to the pension plans of approximately $5.0 million and $5.5 million, respectively. As there is no funding requirement for the nonqualified defined benefit pension plans and the Retiree Health and Life Insurance benefit plans, we contributed the amount of benefit payments made during the year consistent with past practices.

Estimated Future Payments

The following pension benefit payments, which reflect expected future employee service, as appropriate, are expected to be paid through the utilization of plan assets for the funded plans and from operating cash flows for the unfunded plans. The Retiree Health and Life Insurance benefits, for which no funding has been made, are expected to be paid from operating cash flows. The benefit payments are based on the same assumptions used to measure our benefit obligation at the end of fiscal 2011.

(Dollars in thousands)

	Pension Benefits	Retiree Health and Life Insurance Benefits
2012	$11,407	$1,008
2013	7,631	967
2014	7,474	951
2015	7,723	954
2016	8,281	967
2017-2021	49,680	4,231

NOTE 10 - EMPLOYEE SAVINGS AND INVESTMENT PLAN

We sponsor the Rogers Employee Savings and Investment Plan (RESIP), a 401(k) plan for domestic employees. Employees can defer an amount they choose, up to the yearly IRS limit, which is $16,500 in 2011 and 2010. Certain eligible participants are also allowed to contribute the maximum catch-up contribution per IRS regulations. Our matching contribution is 6% of an eligible employee's annual pre-tax contribution at a rate of 100% for the first 1% and 50% for the next 5% for a total match of 3.5%. Unless otherwise indicated by the participant, the matching dollars are invested in the same funds as the participant's contributions. RESIP related expense amounted to $1.7 million in 2011, $1.5 million in 2010 and $1.5 million in 2009, which related solely to our matching contributions.

NOTE 11 - DEBT

Long-Term Debt

On July 13, 2011, we entered into an amended and restated $265 million secured five year credit agreement. This credit agreement (Amended Credit Agreement) is with (i) JPMorgan Chase Bank, N.A. as administrative agent; (ii) HSBC Bank USA, National Association; (iii) RBS Citizens, National Association; (iv) Fifth Third Bank; and (v) Citibank, N.A. JPMorgan Securities LLC and HSBC Bank USA, National Association acted as joint bookrunners and joint lead arrangers; HSBC Bank USA, National Association and RBS Citizens, National Association acted as co-syndication agents; and Fifth Third Bank and Citibank, N.A. acted as co-documentation agents. This Amended Credit Agreement amends and restates the credit agreement signed between the Company and the same banks on November 23, 2010 and effectively increased our borrowing capacity from $165.0 million under the original agreement to $265.0 million under the Amended Credit Agreement.
Key features of the Amended Credit Agreement, as compared to the November 23, 2010 credit agreement, include (1) an increase in credit from $165.0 million to $265.0 million with the addition of a $100.0 million term loan; (2) the extension of maturity from November 23, 2014 to July 13, 2016; (3) a 0.25% reduction in interest costs; (4) an increase in the size of permitted acquisitions from $25.0 million to $100.0 million; and (5) an increase in permitted additional indebtedness from $20.0 million to $120.0 million.

The Amended Credit Agreement provides for the extension of credit in the form of (1) a $100.0 million term loan (which refinances outstanding borrowings in the amount of $100.0 million from the existing revolving credit line), as further described below; and (2) up to $165.0 million of revolving loans, in multiple currencies, at any time and from time to time until the maturity of the Amended Credit Agreement, on July 13, 2016. We may borrow, pre-pay and re-borrow amounts under the $165.0 million revolver portion of the Amended Credit Agreement; however, with respect to the $100.0 million term loan portion, any principal amounts re-paid may not be re-borrowed. Borrowings may be used to finance working capital needs, for letters of credit and for general corporate purposes in the ordinary course of business, including the financing of permitted acquisitions (as defined in the Amended Credit Agreement).

Borrowings under the Amended Credit Agreement will bear interest based on one of two options. Alternate base rate loans will bear interest that includes a base reference rate plus a spread of 0.75% - 1.5% basis points, depending on our leverage ratio. The base reference rate will be the greater of the (1) prime rate; (2) federal funds effective rate plus 50 basis points; and (3) adjusted 1-month London interbank offered ("LIBO") rate plus 1.0% basis points. Eurocurrency loans will bear interest based on the adjusted LIBO rate plus a spread of 1.75% - 2.5% basis points, depending on our leverage ratio.

In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Amended Credit Agreement, the Company is required to pay a quarterly fee of 0.20% to 0.35% (based upon our leverage ratio) of the unused amount of the lenders' commitments under the Amended Credit Agreement.

In connection with the Amended Credit Agreement, we transferred borrowings in the amount of $100.0 million from the revolving credit line under the November 23, 2010 credit agreement to the term loan under the Amended Credit Agreement. The Amended Credit Agreement requires the mandatory quarterly repayment of principal of amounts borrowed under such term loan. Payments commenced on September 30, 2011, and are scheduled to be completed on June 30, 2016. The aggregate payments due are as follows:

2011	$2.50 million
2012	$7.50 million
2013	$12.5 million
2014	$17.5 million
2015	$35.0 million
2016	$25.0 million

We capitalized an additional $0.7 million of debt issuance costs in the third quarter of 2011 related to the amendment of the credit agreement, for a total of $2.3 million of debt issuance costs capitalized, which will be ratably amortized over the five year life of the Amended Credit Agreement from 2011 to 2016.

The Amended Credit Agreement is secured by many of the assets of Rogers and our World Properties, Inc, subsidiary, including, but not limited to, receivables, equipment, intellectual property, inventory, stock in certain subsidiaries and real property.

As part of the Amended Credit Agreement, we are restricted in our ability to perform certain actions, including, but not limited to, our ability to pay dividends, incur additional debt, sell certain assets, and make capital expenditures, with certain exceptions. The key financial covenants include a requirement for us to maintain, at the end of each fiscal quarter ending on or after June 30, 2011, a fixed charge coverage ratio of no less than 2.5 to 1.0 and a leverage ratio of no more than 3.0 to 1.0. If an event of default occurs, the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees.

In the first quarter of 2011, we made an initial draw on the line of credit of $145.0 million to fund the acquisition of Curamik. In 2011, we made principal payments of $22.5 million. As of December 31, 2011our outstanding debt related to this Amended Credit Agreement consists of $97.5 million of term loan debt, in addition to a drawing of $25 million on the revolving line of credit. We have the option to pay part of or the entire amount at any time over the remaining life of the Amended Credit Agreement, with any balance due and payable at the agreement's expiration. We are in compliance with all financial and other covenants as of December 31, 2011.

In addition, at December 31, 2011 we had the following standby letters of credit (LOC) and guarantees that were backed by the Amended Credit Agreement:

- $1.1 million letter of credit to guarantee Rogers workers compensation plan;
- $0.2 million letter guarantee to guarantee a payable obligation for a Chinese subsidiary (Rogers Shanghai); and
- $1.9 million letter guarantee to guarantee a payable obligation for a Chinese subsidiary (Rogers Suzhou).

No amounts were owed on the LOCs as of December 31, 2011 or 2010.

Interest

We incurred interest expense on the borrowing of $3.8 million during 2011 and incurred an unused commitment fee of approximately $0.2 million during 2011. There were no interest charges in 2010, and the unused commitment fee under the former credit agreement with RBS Citizens was approximately $0.2 million in 2010. Cash paid for interest was $4.2 million for 2011.

Restriction on Payment of Dividends

Pursuant to the Amended Credit Agreement, we cannot make a cash dividend payment if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

Capital Lease

During the first quarter of 2011, we recorded a capital lease obligation related to the acquisition of Curamik for its primary manufacturing facility in Eschenbach, Germany. We have the option to buy out the lease in 2013 or in 2021, upon its expiration. The total obligation recorded for the lease as of December 31, 2011 is $9.2 million. Amortization of such capital lease is included within depreciation expense.

NOTE 12 - INCOME TAXES

Consolidated income (loss) from continuing operations before income taxes consists of:

(Dollars in thousands)	**2011**	2010	2009
Domestic	**$ 8,581**	$ 5,717	$ (28,819)
International	**46,507**	38,331	12,431
Total	**$ 55,088**	$ 44,048	$ (16,388)

The income tax expense (benefit) in the consolidated statements of income consists of:

(Dollars in thousands)	Current	Deferred	Total
2011			
Domestic	**$ 1,927**	**$ (828)**	**$ 1,099**
International	**12,080**	**(1,897)**	**10,183**
Total	**$ 14,007**	**$ (2,725)**	**$ 11,282**
2010			
Domestic	$ 7,890	$ (9,528)	$ (1,638)
International	6,218	1,147	7,365
Total	$ 14,108	$ (8,381)	$ 5,727
2009			
Domestic	$ (4,042)	$ 43,902	$ 39,860
International	3,356	(5,698)	(2,342)
State	11	5,220	5,231
Total	$ (675)	$ 43,424	$ 42,749

Deferred tax assets and liabilities as of December 31, 2011 and 2010, are comprised of the following:

	2011	2010
Deferred tax assets		
Accrued employee benefits and compensation	$ 13,124	$ 10,770
Postretirement benefit obligations	28,923	14,409
Tax credit carryforwards	16,142	14,666
Reserves and accruals	4,097	3,912
Depreciation and amortization	17,276	17,586
Other	2,143	2,356
Total deferred tax assets	81,705	63,699
Less deferred tax asset valuation allowance	(59,442)	(45,087)
Total deferred tax assets, net of valuation allowance	22,263	18,612
Deferred tax liabilities		
Investment in joint ventures, net	2,265	676
Depreciation and amortization	16,614	7,647
Other	380	422
Total deferred tax liabilities	19,259	8,745
Net deferred tax asset	$ 3,004	$ 9,867

We currently have approximately $13.4 million of foreign tax credits that begin to expire in 2019, $3.4 million of research and development credits that begin to expire in 2026, and $0.5 million of minimum tax credits that can be carried forward indefinitely.

As a result of certain realization requirements, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of December 31, 2011 that the use of which was postponed by tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Those deferred tax assets include foreign tax credits of $1.2 million. Equity will be increased by $1.2 million if and when such deferred tax assets are ultimately realized. There were no tax benefits from the exercise of stock options in 2010 or 2009.

Income tax expense differs from the amount computed by applying the United States federal statutory income tax rate to income before income taxes. The reasons for this difference are as follows:

(Dollars in thousands)	2011	2010	2009
Tax expense at Federal statutory income tax rate	$ 19,281	$ 15,417	$ (5,736)
International tax rate differential	(4,619)	(4,654)	(6,097)
Foreign source income, net of tax credits	(1,021)	3,487	(817)
General business credits	(831)	(775)	(485)
Valuation allowance change	(1,989)	(8,811)	55,981
Acquisition related expenses	-	974	-
Other	461	89	(97)
Income tax expense	$ 11,282	$ 5,727	$ 42,749

Our tax holiday on the earnings of our subsidiaries in China expired at the end of 2011. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years that gradually increased to the 25% full rate of tax beginning in 2012. In 2011, RSZ reported pretax income of $17.9 million, which was subject to a tax rate of 24%. In 2010, RSZ reported pretax income of $18.1 million, which was subject to a tax rate of 22%. In 2009, RSZ reported pretax income of $4.6 million, which was subject to a tax rate of 10%. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), also a wholly-owned subsidiary of ours, RSH was subject to a reduced rate of tax that gradually increased to the 25% full rate of tax beginning in 2012. In 2011, RSH reported pretax income of $2.4 million which was subject to a tax rate of 24%. In 2010, RSH reported pretax income of $4.8 million which was subject to a tax rate of 22%. In 2009, RSH reported pretax income of $1.9 million which was subject to a tax rate of 20%.

We had a valuation allowance of $59.4 million and $45.1 million, at December 31, 2011 and December 31, 2010, respectively, against certain of our U.S. deferred tax assets. The increase in the valuation allowance is primarily due to changes in timing differences which give rise to the U.S. deferred tax assets. A valuation allowance for deferred tax assets is recorded to the extent we cannot determine that the ultimate realization of our deferred tax assets is more likely than not. In determining the need for a valuation allowance, we assess the available positive and negative evidence as well as consider available tax planning strategies. In 2010, we developed a tax planning strategy that would allow us to recognize certain deferred tax assets, resulting in a reduction of our valuation allowance. We believe that this strategy is reasonable, prudent, and feasible, and we will implement this strategy, if need be, to ensure that this portion of our deferred tax asset does not expire.

In both 2011 and 2010, we have concluded that the negative evidence outweighs the positive evidence due to cumulative losses incurred. As the realization of deferred taxes is principally dependent upon the achievement of future taxable income, the estimation of which requires significant management judgment, we concluded that given the weight of both positive and negative evidence, a valuation allowance should be placed against the remaining portion of our U.S. deferred tax assets, for which there is neither a tax planning strategy nor other source of taxable income against which it would offset. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. Furthermore, if objective negative evidence in the form of recent cumulative losses is no longer present, additional weight may be given to subjective evidence such as our projections for future taxable income.

Through December 31, 2011, we have not paid U.S. income taxes on approximately $120.4 million of unremitted foreign earnings because substantially all such earnings are intended to be reinvested indefinitely outside the U.S. Should we decide to repatriate the foreign earnings, we would have to adjust the income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside the U.S.

Income taxes paid, net of refunds, were $17.1 million, $4.6 million, and $1.1 million, in 2011, 2010, and 2009, respectively.

A reconciliation of unrecognized tax benefits, excluding potential interest and penalties, for the years ending December 31, 2011, and December 31, 2010, is as follows:

(Dollars in thousands)	**2011**	2010
Beginning balance	**$ 14,331**	$ 7,585
Gross increases - tax positions in prior period	**-**	7,024
Gross decreases - tax positions in prior period	**-**	(407)
Gross increases - current period tax positions	**1,458**	1,427
Acquisitions/disposals	**1,942**	-
Foreign currency exchange	**(50)**	-
Lapse of statute of limitations	**(1,548)**	(1,298)
Ending balance	**$ 16,133**	$ 14,331

If the December 31, 2011 balance of $16.1 million is recognized, approximately $8.9 million would decrease the effective tax rate in the period in which each of the benefits is recognized. The remaining amount would be offset by the reversal of related deferred tax assets. Excluded from the balance above is $0.7 million at both December 31, 2011 and 2010 which were presented in the balance sheet as a direct offset to the corresponding deferred tax asset. At December 31, 2011 and 2010 we had accrued potential interest and penalties of approximately $1.5 million and $1.0 million, respectively. The potential interest and penalties are included as a component of income tax expense. It is reasonably possible that between $0.5 million and $1.5 million of our currently unrecognized tax benefits may be recognized within 12 months as a result of projected resolutions of worldwide tax disputes or the expiration of the statute of limitations.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. Our tax years from 2008 through 2011 are subject to examination by the tax authorities. With few exceptions, we are no longer subject to U.S. federal, state, local and foreign examinations by tax authorities for the years before 2008.

NOTE 13 - SHAREHOLDERS' EQUITY AND STOCK OPTIONS

Accumulated Other Comprehensive Income (Loss)

Accumulated balances related to each component of accumulated other comprehensive income (loss) are as follows:

(Dollars in thousands)	**December 31, 2011**		December 31, 2010	
Foreign currency translation adjustments, net of tax	**$**	**5,875**	$	12,507
Funded status of pension plans and other post retirement benefits, net of tax		**(67,239)**		(24,996)
Unrealized loss on marketable securities, net of tax		**(1,168)**		(1,058)
Unrealized gain (loss) on derivative instruments, net of tax		**(270)**		-
Accumulated other comprehensive income (loss)	**$**	**(62,802)**	$	(13,547)

Capital Stock and Equity Compensation Awards

Under the Rogers Corporation 2009 Long-Term Equity Compensation Plan, we may grant stock options to officers, directors, and other key employees at exercise prices that are at least equal to the fair market value of our stock on the date of grant. Under our older plans, stock options to officers, directors, and other key employees could be granted at exercise prices that were as low as 50% of the fair market value of our stock as of the date of grant. However, in terms of these older plans, virtually all such options were granted at exercise prices equal to the fair market value of our stock as of the date of grant. With shareholder approval of the Rogers Corporation 2009 Long-Term Equity Compensation Plan, no new equity awards will be granted from our older plans. Regular options granted to employees in the United States generally become exercisable over a four-year period from the grant date and expire ten years after such grant. Stock option grants were also made to non-management directors, on a semi-annual basis, with the last of such grants being made in June 2008.

Beginning in December 2008, each non-management director was awarded deferred stock units instead of stock options. Such deferred stock units permit non-management directors to receive, at a later date, one share of Rogers stock for each deferred stock unit with no payment of any consideration by the director at the time the shares are received. For director stock options, the exercise price was equal to the fair market value of our stock as of the grant date, are immediately exercisable, and expire ten years after the date of grant. Our 2005 Equity Compensation Plan and our 2009 Long-Term Equity Compensation Plan also permit the granting of restricted stock and certain other forms of equity awards to officers and other key employees, although, as mentioned above, no new equity awards are being made pursuant to the 2005 plan. Stock grants in lieu of cash compensation are also made to non-management directors and the Stock Acquisition Program, approved in 2009, is now being used for such grants if a non-management director chooses to receive Rogers stock in lieu of cash compensation.

Bruce D. Hoechner, President and Chief Executive Officer, was granted three equity awards when he joined as our new President and Chief Executive Officer in October of 2011. This consisted of two time-based restricted stock unit awards with different vesting schedules and a non-qualified stock option award. The Board of Directors (including a majority of its independent directors) approved these equity inducement awards in reliance on an employment inducement exception to shareholder approval provided for in the New York Stock Exchange governance rules.

Shares of capital stock reserved for possible future issuance are as follows:

	December 31, 2011	December 31, 2010
Stock acquisition program	**120,883**	120,883
Stock options and restricted stock	**2,892,809**	2,898,871
Rogers Employee Savings and Investment Plan	**205,908**	193,126
Rogers Corporation Global Stock Ownership Plan for Employees	**227,050**	254,490
Deferred compensation to be paid in stock	**48,247**	53,971
Total	**3,494,897**	3,521,341

Each outstanding share of Rogers capital (common) stock has attached to it a stock purchase right. One stock purchase right entitles the holder to buy one share of Rogers capital (common) stock at an exercise price of $240.00 per share. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Rogers capital (common) stock. In certain circumstances, holders may acquire Rogers stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire on March 30, 2017, but may be exchanged or redeemed earlier. If such rights are redeemed, the redemption price would be $0.01 per right.

Stock Options

We currently grant stock options under various equity compensation plans. While we may grant options to employees that become exercisable at different times or within different periods, we have generally granted to employees options that vest and become exercisable in one-third increments on the 2nd, 3rd and 4th anniversaries of the grant dates. The maximum contractual term for all options is ten years.

We use the Black-Scholes option-pricing model to calculate the grant-date fair value of an option. The fair value of options granted in 2011, 2010 and 2009 were calculated using the following weighted average assumptions:

	December 31, 2011	December 31, 2010	December 30, 2009
Options granted	**131,750**	340,150	356,375
Weighted average exercise price	**$46.29**	$24.26	$23.59
Weighted-average grant date fair value	**21.08**	11.40	9.62
Assumptions:			
Expected volatility	**46.92%**	45.41%	47.37%
Expected term (in years)	**5.6**	5.9	5.9
Risk-free interest rate	**2.13%**	3.12%	2.79%
Expected dividend yield	-	-	-

Expected volatility – In determining expected volatility, we have considered a number of factors, including historical volatility and implied volatility.

Expected term – We use historical employee exercise data to estimate the expected term assumption for the Black-Scholes valuation.

Risk-free interest rate – We use the yield on zero-coupon U.S. Treasury securities for a period commensurate with the expected term assumption as the risk-free interest rate.

Expected dividend yield – We currently do not pay dividends on our common stock; therefore, a dividend yield of 0% was used in the Black-Scholes model.

In most cases, we recognize expense using the straight-line attribution method. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of our historical forfeitures, a forfeiture rate of approximately 3%. This assumption will be reviewed periodically and the rate will be adjusted as necessary based on these reviews. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Our employee stock option agreements contain a retirement provision, which results in the vesting of any unvested options immediately upon retirement. This provision affects the timing of option expense recognition for optionees meeting the criteria for retirement. We are recognizing compensation expense over the period from the date of grant to the date retirement eligibility is met if it is shorter than the required service period or upon grant if the employee is eligible for retirement.

A summary of the activity under our stock option plans as of December 31, 2011 and changes during the year then ended, is presented below:

	Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options outstanding at December 31, 2010	2,626,371	$36.63		
Options granted	131,750	46.29		
Options exercised	(329,964)	33.61		
Options cancelled	(26,348)	30.77		
Options outstanding at December 31, 2011	2,401,809	37.54	5.0	$12,195,931
Options exercisable at December 31, 2011	1,609,982	42.10	3.7	4,207,635
Options vested or expected to vest at December 31, 2011 *	2,378,054	37.63	5.0	11,956,282

* In addition to the vested options, we expect a portion of the unvested options to vest at some point in the future. Options expected to vest are calculated by applying an estimated forfeiture rate to the unvested options.

During the years ended December 31, 2011 and 2010, the total intrinsic value of options exercised (i.e. the difference between the market price at time of exercise and the price paid by the individual to exercise the options) was $4.1 million and $0.1 million, respectively. The total amount of cash received from the exercise of these options was $11.1 million and $0.8 million, respectively. The total grant-date fair value of stock options that vested during the years ended December 31, 2011 and 2010 was approximately $3.6 million and $4.0 million, respectively.

As of December 31, 2011, there was $2.9 million of total unrecognized compensation cost related to unvested stock option awards. That cost is expected to be recognized over a weighted-average period of 1.6 years.

We recognized $3.6 million and $4.0 million of compensation expense related to stock options for the years ended December 31, 2011 and December 31, 2010, respectively.

A summary of activity under the stock options plans for the fiscal years ended 2011, 2010 and 2009 is presented below:

	2011		2010		2009	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock Options						
Outstanding at beginning of year	**2,626,371**	**$36.63**	2,401,318	$38.40	2,184,878	$40.11
Granted	**131,750**	**46.29**	340,150	24.26	356,375	23.59
Exercised	**(329,964)**	**33.61**	(30,675)	31.33	(61,620)	17.51
Cancelled	**(26,348)**	**30.77**	(84,422)	38.92	(78,315)	35.29
Outstanding at year-end	**2,401,809**	**37.54**	2,626,371	36.63	2,401,318	38.40
Options exercisable at end of year	**1,609,982**		1,674,979		1,586,720	

Restricted Stock

In 2006, we began granting restricted stock to certain key executives. The restricted stock granted is either time-based or performance-based. The performance-based grants award shares of common stock of the Company at the end of a three-year measurement period. Awards associated with this program granted in 2008 cliff vested at the end of the three-year period and eligible participants were eligible to be awarded shares ranging from 0% to 200% of the original award amount, based on defined performance measures associated with earnings per share. The 2008 grant did not meet performance measures and there was no payout. The 2009, 2010 and 2011 grants cliff vest at the end of their respective three-year periods, except for awards granted to those individuals who are retirement eligible during the grant period, which are subject to accelerated vesting as the award is earned over the course of the grant (i.e. a pro-rata payout occurs upon retirement). Eligible participants can be awarded shares ranging from 0% to 200% of the original award amount, based on defined performance measures associated with a combined measure using earnings per share, net sales and free cash flow. In 2011, we granted 20,630 performance-based restricted stock awards.

We recognize compensation expense on these awards ratably over the vesting period, or on an accelerated basis if the recipient is retirement eligible at the time of grant. The fair value of the award will be determined based on the market value of the underlying stock price at the grant date. The amount of compensation expense recognized over the vesting period will be based on our projections of the performance measure over the requisite service period and, ultimately, how that performance compares to the defined performance measure. If, at any point during the vesting period, we conclude that the ultimate result of this measure will change from that originally projected, we will cumulatively adjust the compensation expense during that period and recognize future expense ratably over the remaining vesting period based on the new projected payouts.

We also grant time-based restricted stock awards to certain key employees. In 2011, we granted 84,667 time-based restricted stock awards, which cliff vest at the end of a three-year period. We recognize compensation expense on these awards ratably over the vesting period, or on an accelerated basis if the recipient is retirement eligible at the time of grant. The fair value of the award will be determined based on the market value of the underlying stock price at the grant date.

A summary of activity under the restricted stock plans for the fiscal years ended 2011, 2010 and 2009 is presented below:

	2011	2010	2009
Non-vested shares outstanding at beginning of year	**117,750**	100,900	78,950
Awards granted	**105,297**	37,350	46,250
Awards issued	**-**	-	(24,300)
Awards expired	**(34,610)**	(20,500)	-
Non-vested shares outstanding at year end	**188,437**	117,750	100,900

As of the first quarter of 2011, the restricted stock granted in 2008 was forfeited, due to the performance target not being reached that was required for vesting of this grant.

We recognized $3.3 million and $1.4 million of compensation expense related to restricted stock for the years ended December 31, 2011 and 2010, respectively. The 2011 expense represents an 97% projected payout for the 2009 performance-based grants, and a projected payout of 200% for the performance-based awards granted in 2010 and 2011, respectively. The 2010 expense represented no projected payout for the 2008 performance-based grants, and a projected payout of 67% and 200% for the performance-based awards granted in 2009 and 2010, respectively.

As of December 31, 2011, there was $4.0 million of total unrecognized compensation cost related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Deferred Stock Units

We grant deferred stock units to non-management directors. These awards are fully vested on the date of grant and the related shares are generally issued on the 13th month anniversary of the grant date unless the individual elects to defer the receipt of these shares. Each deferred stock unit results in the issuance of one share of Rogers' stock. The grant of deferred stock units is typically done annually in the second quarter.

	2011	2010	2009
Awards outstanding at beginning of year	**30,250**	41,200	13,200
Awards granted	**16,650**	25,100	28,000
Stock issued	**(19,550)**	(36,050)	-
Awards outstanding at year end	**27,350**	30,250	41,200

For the years ended December 31, 2011 and 2010, we recognized compensation expense of $0.7 million related to deferred stock units in each year.

Employee Stock Purchase Plan

We have an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of our common stock at 85% of the fair market value. The ESPP has two six-month offering periods per year, the first beginning in January and ending in June and the second beginning in July and ending in December. The ESPP contains a look-back feature that allows the employee to acquire stock at a 15% discount from the underlying market price at the beginning or end of the respective period, whichever is lower. We recognize compensation expense on this plan ratably over the offering period based on the fair value of the anticipated number of shares that will be issued at the end of each respective period. Compensation expense is adjusted at the end of each offering period for the actual number of shares issued. Fair value is determined based on two factors: (i) the 15% discount amount on the underlying stock's market value on the first day of the respective plan period, and (ii) the fair value of the look-back feature determined by using the Black-Scholes model. We recognized approximately $0.5 million of compensation expense associated with the plan in each of the years ended December 31, 2011 and 2010.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Leases

Our principal noncancellable operating lease obligations are for building space and vehicles. The leases generally provide that we pay maintenance costs. The lease periods typically range from one to five years and include purchase or renewal provisions. We also have leases that are cancellable with minimal notice. Lease expense associated with our operating leases, was $3.2 million in 2011, $3.1 million in 2010, and $2.2 million in 2009. We also have a capital lease on our manufacturing facility in Eschenbach, Germany. Lease payments for the capital lease were $1.7 million in 2011.

Future minimum lease payments under noncancellable operating leases at December 31, 2011, in the aggregate, are $8.9 million. Of this amount, annual minimum payments are $2.7 million, $2.2 million, $1.0 million, $0.7 million and $0.7 million for years 2012 through 2016, respectively.

Future minimum lease payments under our capital lease at December 31, 2011 are $9.2 million. Of this amount, annual minimum payments are $1.6 million, $1.4 million, $0.8 million, $0.8 million and $0.8 million for years 2012 through 2016, respectively.

Environmental Activities and General Litigation

We are currently engaged in the following environmental and legal proceedings:

Superfund Sites

We are currently involved as a potentially responsible party (PRP) in two active cases involving two waste disposal sites.

Chatham Superfund Site - Currently, this proceeding is at a stage where it is not possible to estimate the ultimate cost of remediation, or the timing and extent of remedial action that may be required by governmental authorities. It is also not possible to estimate the amount of our liability, if any, alone or in relation to that of any other PRPs. The costs incurred since inception for this claim have been immaterial and have been primarily covered by insurance policies, for both legal and remediation costs. In this matter we have been assessed a cost sharing percentage of approximately 2% in relation to the range for estimated total cleanup costs of $17 million to $24 million. We believe we have sufficient insurance coverage to fully cover this liability and have recorded a liability and related insurance receivable of approximately $0.3 million as of December 31, 2011, which approximates our share of the low end of the range. We believe we are a de minimis participant and, as such, have been allocated an insignificant percentage of the total PRP cost sharing responsibility. Based on facts presently known to us, we believe that the potential for the final results of this case having a material adverse effect on our results of operations, financial position or cash flows is remote. This case has been ongoing for many years and we believe that it will continue on for the indefinite future. No time frame for completion can be estimated at the present time.

Omega Chemical Superfund Site - In the fourth quarter of 2011, the United States Environmental Protection Agency (EPA) notified us that we are a PRP for the cleanup of the Omega Chemical Corporation Superfund Site in Los Angeles County, California. Currently, this proceeding is at a stage where it is not possible to estimate the ultimate cost of remediation, or the timing and extent of remedial action that may be required by governmental authorities. It is also not possible to estimate the amount of our liability, if any, alone or in relation to that of any other PRPs.

PCB Contamination

We have been working with the Connecticut Department of Energy and Environmental Protection (CT DEEP) and the EPA, Region I, in connection with certain polychlorinated biphenyl (PCB) contamination in the soil beneath a section of cement flooring at our Woodstock, Connecticut facility. In 2000, the majority of the clean-up efforts were completed, and a small amount of residual soil contamination remained. In 2011, after several discussions and proposals with the CT DEEP, we agreed to install a pump and treat system to alleviate further contamination of the ground water. Since inception, we have spent approximately $2.5 million in remediation and monitoring costs related to the PCB soil contamination at this site. We anticipate future costs related to the ground water contamination issue to be de minimis and related to the continued use and maintenance of the pump and treat system now in place at the site.
In addition, during the first quarter of 2010, we discovered PCB contamination in the building at our Woodstock, Connecticut facility, due to it having contained the equipment that was the source of the original PCB soil contamination. Remediation of the contamination within the facility is currently projected to cost between $1.0 million and $2.6 million; therefore, we recorded a liability of $1.0 million related to the building contamination, which represents the low end of the estimated range, as no other amount in the range is more probable at this time.

We believe that these situations will continue for several more years and no time frame for completion can be estimated at the present time.

Asbestos Litigation

A significant number of asbestos-related product liability claims have been brought against numerous United States industrial companies where the third-party plaintiffs allege personal injury from exposure to asbestos-containing products. We have been named, along with hundreds of other companies, as a defendant in some of these claims. In virtually all of these claims filed against us, the plaintiffs are seeking unspecified damages, or, if an amount is specified, such amount merely represents a jurisdictional amount. However, occasionally specific damages are alleged and in such situations, plaintiffs' lawyers often sue dozens of defendants, frequently without factual basis or support. As a result, even when a specific amount of damages is alleged, such action can be arbitrary, both as to the amount being sought and the defendant being charged with such damages.

We did not mine, mill, manufacture or market asbestos; rather we made a limited number of products which contained encapsulated asbestos. Such products were provided to industrial users. We stopped manufacturing these products in the late 1980s.

- Claims

We have been named in asbestos litigation primarily in Illinois, Pennsylvania and Mississippi. As of December 31, 2011, there were 242 pending claims compared to 194 pending claims at December 31, 2010. The number of open claims during a particular time can fluctuate significantly from period to period depending on how successful we have been in getting these cases dismissed or settled. Some jurisdictions prohibit specifying alleged damages in personal injury tort cases such as these, other than a minimum jurisdictional amount which may be required for such reasons as allowing the case to be litigated in a jury trial (which the plaintiffs believe will be more favorable to them than if heard only before a judge) or allowing the case to be litigated in federal court. This is in contrast to commercial litigation, in which specific alleged damage claims are often permitted. The prohibition on specifying alleged damage sometimes applies not only to the suit when filed but also during the trial – in some jurisdictions the plaintiff is not actually permitted to specify to the jury during the course of the trial the amount of alleged damages the plaintiff is claiming. Further, in those jurisdictions in which plaintiffs are permitted to claim specific alleged damages, many plaintiffs nonetheless still choose not to do so. In those cases in which plaintiffs are permitted to and do choose to assert specific dollar amounts in their complaints, we believe the amounts claimed are typically not meaningful as an indicator of a company's potential liability. This is because (1) the amounts claimed may bear no relation to the level of the plaintiff's injury and are often used as part of the plaintiff's litigation strategy, (2) the complaints typically assert claims against numerous defendants, and often the alleged damages are not allocated against specific defendants, but rather the broad claim is made against all of the defendants as a group, making it impossible for a particular defendant to quantify the alleged damages that are being specifically claimed against it and therefore its potential liability, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and ultimately are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the 242 claims pending as of December 31, 2011, 68 claims do not specify the amount of damages sought, 171 claims cite jurisdictional amounts, and only three (3) claims (less than 2.0% of the total pending claims) specify the amount of damages sought not based on jurisdictional requirements. Of these three (3) claims, one (1) claim alleges compensatory and punitive damages of $20 million each; one (1) claim alleges compensatory damages of $65 million and punitive damages of $60 million and one (1) claim alleges compensatory and punitive damages of $1 million each. These three (3) claims name between ten (10) and 109 defendants. However, for the reasons cited above, we do not believe that this data allows for an accurate assessment of the relation that the amount of alleged damages claimed might bear to the ultimate disposition of these cases.

The rate at which plaintiffs filed asbestos-related suits against us increased in 2001, 2002, 2003 and 2004 because of increased activity on the part of plaintiffs to identify those companies that sold asbestos-containing products, but which did not directly mine, mill or market asbestos. A significant increase in the volume of asbestos-related bodily injury cases arose in Mississippi in 2002. This increase in the volume of claims in Mississippi was apparently due to the passage of tort reform legislation (applicable to asbestos-related injuries), which became effective on September 1, 2003 and which resulted in a higher than average number of claims being filed in Mississippi by plaintiffs seeking to ensure their claims would be governed by the law in effect prior to the passage of tort reform. The number of asbestos related suits filed against us decreased slightly in 2005 and 2006, but increased slightly in 2007, declined in 2008 and increased again in 2009 and 2010. The number of lawsuits filed against us in 2011 is significantly higher than in 2010. It is too early to be able to determine if this is a meaningful trend.

- Defenses

In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of exposure to our asbestos-containing products. We continue to believe that a majority of the claimants in pending cases will not be able to demonstrate exposure or loss. This belief is based in large part on two factors: the limited number of asbestos-related products manufactured and sold by us and the fact that the asbestos was encapsulated in such products. In addition, even at sites where the presence of an alleged injured party can be verified during the same period those products were used, our liability cannot be presumed because even if an individual contracted an asbestos-related disease, not everyone who was employed at a site was exposed to the asbestos-containing products that we manufactured. Based on these and other factors, we have and will continue to vigorously defend ourselves in asbestos-related matters.

- Dismissals and Settlements

Cases involving us typically name 50-300 defendants, although some cases have had as few as one and as many as 833 defendants. We have obtained dismissals of many of these claims. For the year ended December 31, 2011, we were able to have 120 claims dismissed and settled 8 claims. For the year ended December 31, 2010, 162 claims were dismissed and 21 were settled. The majority of costs have been paid by our insurance carriers, including the costs associated with the small number of cases that have been settled. Such settlements totaled approximately $8.1 million in 2011, compared to $6.8 million in 2010. Although these figures provide some insight into our experience with asbestos litigation, no guarantee can be made as to the dismissal and settlement rates that we will experience in the future.

Settlements are made without any admission of liability. Settlement amounts may vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature and extent of the disease alleged and the associated medical evidence, the age and occupation of the claimant, the existence or absence of other possible causes of the alleged illness of the alleged injured party and the availability of legal defenses, as well as whether the action is brought alone or as part of a group of claimants. To date, we have been successful in obtaining dismissals for many of the claims and have settled only a limited number. The majority of settled claims were settled for immaterial amounts, and the majority of such costs have been paid by our insurance carriers. In addition, to date, we have not been required to pay any punitive damage awards.

- Potential Liability

National Economic Research Associates, Inc. (NERA), a consulting firm with expertise in the field of evaluating mass tort litigation asbestos bodily-injury claims, has historically been engaged to assist us in projecting our future asbestos-related liabilities and defense costs with regard to pending claims and future unasserted claims. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, the variability of our claims history and consultations with NERA, we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate asbestos-related contingent liability (i.e., our indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

- Insurance Coverage

Our applicable insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. Following the initiation of asbestos litigation, an effort was made to identify all of our primary and excess level insurance carriers that provided applicable coverage beginning in the 1950s through the mid-1980s. Where appropriate, carriers were put on notice of the litigation. Marsh Risk Consulting (Marsh), a consulting firm with expertise in the field of evaluating insurance coverage and the likelihood of recovery for asbestos-related claims, has historically been engaged to work with us to project our insurance coverage for asbestos-related claims. Marsh's conclusions are based primarily on a review of our coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, analysis of applicable deductibles, retentions and policy limits, the experience of NERA and a review of NERA's reports.

- Cost Sharing Agreement

To date, our insurance carriers have paid for substantially all of the settlement and defense costs associated with our asbestos-related claims. There is a new cost sharing agreement between us and such insurance carriers which is primarily designed to facilitate the ongoing administration and payment of such claims by the carriers until the applicable insurance coverage is exhausted. This new four year agreement expires on January 25, 2015 and replaces on older agreement that had expired.

- Impact on Financial Statements

Given the inherent uncertainty in making future projections, we have had the projections of current and future asbestos claims periodically re-examined, and we will have them further updated if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh's models, and other relevant factors, such as changes in the tort system and our success in resolving claims. Based on the assumptions employed by and the report prepared by NERA and other variables, NERA and Marsh updated their respective analyses for year end 2011 and the estimated liability and estimated insurance recovery, for the five-year period through 2016, is $28.8 million and $28.4 million, respectively. As of December 31, 2010, the estimated liability and estimated insurance recovery, for the five-year period through 2015, was $29.7 million and $29.3 million respectively.

The amounts recorded for the asbestos-related liability and the related insurance receivables described above were based on facts known at the time and a number of assumptions. However, projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of such claims, coverage issues among insurers and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States could cause the actual liability and insurance recoveries for us to be higher or lower than those projected or recorded.

There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but such excess amount cannot be reasonably estimated at this time. We will continue to vigorously defend ourselves and believe we have substantial unutilized insurance coverage to mitigate future costs related to this matter.

Other Environmental and General Litigation

- In 2005, we began to market our manufacturing facility in Windham, Connecticut to find potential interested buyers. This facility was formerly the location for the manufacturing operations of our elastomer component and float products prior to the relocation of these operations to Suzhou, China in the fall of 2004. As part of our due diligence in preparing the site for sale, we determined that there were several environmental issues at the site and determined it was in our best interests to voluntarily remediate these issues, which resulted in approximately $0.2 million of charges to complete the remediation activities that were completed in 2008. During 2009, we entered into the post-remediation monitoring period, which has now been completed and the CT DEEP has concluded that no further remediation work is required at the site.

- On May 16, 2007, CalAmp Corp. (CalAmp) filed a lawsuit against us for unspecified damages in response to a product liability issue related to our printed circuit material products. During the second quarter of 2008, CalAmp responded to discovery requests in the litigation and stated that its then current estimated total damages were $82.9 million. In the lawsuit, which was filed in the United States District Court, Central District of California, CalAmp alleged performance issues with certain printed circuit board laminate materials we had provided for use in certain of its products. In the first quarter of 2009 this lawsuit was settled for $9.0 million. The settlement was reached through mediation mandated by the United States District Court for the Central District of California. Both parties acknowledged that Rogers admitted no wrongdoing or liability for any claim made by CalAmp. We agreed to settle this litigation solely to avoid the time, expense and inconvenience of continued litigation. Under the settlement reached through mediation mandated by the U.S. District Court for the Central District of California, we paid CalAmp the $9.0 million settlement amount in January 2009. We had accrued $0.9 million related to this lawsuit in 2007 and recorded an additional $8.1 million in the fourth quarter of 2008. Legal and other costs related to this lawsuit were approximately $1.8 million in 2008. In February 2009, subsequent to the settlement with CalAmp, we reached an agreement with our primary level insurance carrier to recover costs associated with a portion of the settlement ($1.0 million) as well as certain legal fees and other defense costs associated with the lawsuit (approximately $1.0 million). Payment for these amounts was received in the first quarter of 2009. On February 6, 2009, we filed suit in the United States District Court for the District of Massachusetts against Fireman's Fund Insurance Company, our excess level insurance carrier, seeking to collect the remaining $8.0 million of the settlement amount. In December 2010, we settled the suit filed against Fireman's Fund Insurance Company and received a payment of $2.5 million. This was recorded in operating income and as an operating activity in the Consolidated Financial Statements in Item 8 of this Form 10-K.

- In the second quarter of 2010, the CT DEEP identified us as a PRP at a disposal site in Killingly, Connecticut. We have initiated internal due diligence work related to the site to better understand the issue and our alleged involvement. Based on the facts and circumstances known to us at the present time, we are unable to estimate the probability or amount of any potential costs associated with this matter. As such, no reserve has been established at this time.

In addition to the above issues, the nature and scope of our business brings us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse impact on our results of operations, financial position, or cash flows.

NOTE 15 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

In the first quarter of 2011, as a result of our acquisition of Curamik and the manner in which we manage our business, we determined that it was appropriate to adjust our segment reporting structure.

Our previous reporting structure was comprised of three business categories – Core Strategic, Development Stage, and Other. Our new structure eliminates the Development Stage category and expands the Core Strategic category, as shown in the below table:

Old Structure	New Structure
Core Strategic	*Core Strategic*
High Performance Foams	High Performance Foams
Printed Circuit Materials	Printed Circuit Materials
Power Distribution Systems	Power Electronics Solutions
Development Stage	Curamik Electronics Solutions
Custom Electrical Components	Power Distribution Systems
Other	*Other*

In the new structure, we created a new category called "Power Electronics Solutions", which is comprised of two operating segments – Curamik Electronics Solutions (CES) and Power Distribution Systems (PDS). Since the first quarter of 2011, we will now separately report the results of operations for each of these segments. We also eliminated the Development Stage category, as the Custom Electrical Components (CEC) segment is now aggregated in the "Other" reportable segment. Management concluded that the development activities at the CEC segment were not gaining traction in the market and, therefore, ended the development efforts associated with the segment. During the fourth quarter of 2011, we also ended operations at our Thermal Management Solutions (TMS) operating segment. This segment will be treated as a discontinued operation for reporting purposes. This new structure aligns our reporting with management's current view of the business, particularly as we work to further penetrate our core target mega trend markets.

Core Strategic

- *High Performance Foams:* This operating segment consists of polyurethane and silicone foam products, which includes two joint ventures that manufacture products consisting primarily of high performance urethane and silicone foams. These foams are designed to perform to predetermined specifications where combinations of properties are needed to satisfy rigorous mechanical and environmental requirements. These materials are sold primarily though fabricators and OEM's on a worldwide basis.

- *Printed Circuit Materials:* This operating segment includes printed circuit board laminate products for high frequency, high performance applications. These products tend to be proprietary materials that provide highly specialized electrical and mechanical properties to meet the demands imposed by increasing speed, complexity, and power in analog, digital, and microwave equipment. These materials are fabricated, coated and/or customized as necessary to meet customer demands and are sold worldwide.

- *Power Electronics Solutions:* This category includes Curamik Electronics Solutions and Power Distribution Systems. We now separately report the results of operations for both of these operating segments.

    - *Curamik Electronics Solutions*

      We acquired Curamik in the first quarter of 2011. Founded in 1983, Curamik is a manufacturer of power electronic substrate products and is headquartered in Eschenbach, Germany. We believe that Curamik is the global leader for the development and production of direct copper bonded (DCB) ceramic substrate products used in the design of intelligent power management devices, such as Insulated Gate Bipolar Transistor (IGBT) modules. These devices enable a wide range of products including highly efficient industrial motor drives, wind and solar converters and hybrid electric vehicle drive systems. Most of Curamik's products are manufactured using state-of-the-art automated processes in its facility in Eschenbach.

    - *Power Distribution Systems*

      Our PDS operating segment is comprised of our busbar products, which are used primarily in power distribution systems products in mass transit and clean technology applications. We manufacture power distribution components in Ghent, Belgium and Suzhou, China and Chandler, Arizona, under the RO-LINX POWERCIRCUIT® trade name. We sell these RO-LINX POWERCIRCUIT® products to manufacturers of high power electrical inverter and converter systems for use in mass transit (e.g. high speed trains) and clean technology applications (e.g. wind turbines, solar farms and electric vehicles). In the industrial application area, our RO-LINX POWERCIRCUIT® products are utilized in a large variety of variable frequency drives for high to mid power applications.

      In the first three quarters of 2011, this segment included our Thermal Management Solutions operating segment, which is now being treated as a discontinued operation as of December 31, 2011 as a result of the shut down of the segment in the fourth quarter of 2011.

Other

Our Other reportable segment consists of elastomer rollers, floats and non-woven material products; as well as our inverter distribution activities.

Elastomer components are sold to OEMs for applications in ground transportation, office equipment, consumer and other markets. Trade names for our elastomer components include: NITROPHYL® floats for level sensing in fuel tanks, motors, and storage tanks and ENDUR® elastomer rollers and belts for document handling in copiers, printers, mail sorting machines and automated teller machines.

Our nonwoven composite materials are manufactured for use in medical padding, industrial pre-filtration applications, and as consumable supplies in the lithographic printing industry.

Our inverters are sold primarily to OEMs and fabricators that in turn sell to various other third parties that primarily serve the portable communication and automotive markets. Prior to 2011, this segment included sales of our electroluminescent lamp (EL) products, which came to end of life and are no longer produced.

In the fourth quarter of 2010, we sold our 50% interest in Rogers Chang Chun Technologies, Inc. (RCCT) to our partner, Chang Chun Plastics Co., Ltd, effectively ending our remaining interests in the flexible circuit materials market.

All prior periods have been recast accordingly for the new reporting presentation.

Segment Information

(Dollars in thousands)

	High Performance Foams	Printed Circuit Materials	Curamik Electronics Solutions	Power Distribution Systems	Other	Total
2011						
Net sales	**$ 177,645**	**$ 166,424**	**$ 132,891**	**$ 47,343**	**$ 28,847**	**$ 553,150**
Operating income (loss)	**28,280**	**11,127**	**7,842**	**3,478**	**2,076**	**52,803**
Total assets	**192,829**	**123,883**	**265,346**	**73,072**	**22,448**	**677,578**
Capital expenditures	**5,325**	**5,901**	**7,018**	**2,344**	**728**	**21,316**
Depreciation & amortization	**7,873**	**6,348**	**9,126**	**1,863**	**1,098**	**26,308**
Investment in unconsolidated joint ventures	**23,868**	-	-	-	-	**23,868**
Equity income (loss) in unconsolidated joint ventures	**5,451**	-	-	-	-	**5,451**
2010						
Net sales	$ 149,671	$ 141,055	$ -	$ 42,059	$ 45,416	$ 378,201
Operating income (loss)	17,378	10,951	-	2,873	20	31,222
Total assets	217,335	140,667	-	80,894	44,418	483,314
Capital expenditures	3,679	5,825	-	1,605	1,132	12,241
Depreciation & amortization	6,705	2,793	-	5,301	901	15,700
Investment in unconsolidated joint ventures	25,452	-	-	-	-	25,452
Equity income (loss) in unconsolidated joint ventures	7,746	-	-	-	912	8,658
2009						
Net sales	$ 104,824	$ 112,917	$ -	$ 40,293	$ 33,563	$ 291,597
Operating income (loss)	5,054	250	-	3,172	(34,303)	(25,827)
Total assets	159,816	118,517	-	94,291	33,444	406,068
Capital expenditures	3,093	7,214	-	1,332	448	12,087
Depreciation & amortization	6,660	2,663	-	5,659	2,230	17,212
Investment in unconsolidated joint ventures	26,052	40	-	-	7,876	33,968
Equity income (loss) in unconsolidated joint ventures	5,756	-	-	-	(294)	5,462

Information relating to our operations by geographic area is as follows:

(Dollars in thousands)	Net Sales [1]			Long-lived Assets [2]	
	2011	2010	2009	**2011**	2010
United States	**$ 112,774**	$ 110,511	$ 79,967	**$ 65,432**	$ 63,325
Asia	**272,622**	180,962	136,563	**177,196**	66,349
Europe	**154,534**	72,507	62,920	**64,181**	25,114
Other	**13,220**	14,221	12,147	**-**	-
Total	**$ 553,150**	$ 378,201	$ 291,597	**$ 306,809**	$ 154,788

[1] Net sales are allocated to countries based on the location of the customer.
[2] Long-lived assets are based on the location of the asset and are comprised of goodwill and other intangibles and property, plant and equipment.

NOTE 16 - RESTRUCTURING / IMPAIRMENT CHARGES

The following table summarizes the restructuring and impairment charges recorded in income from continuing operations for each of the fiscal years in the three year period ended December 31, 2011:

(Dollars in thousands)	**2011**	2010	2009
Inventory charges (1)			
Printed Circuit Materials	**$ -**	$ -	$ 380
Other	**-**	-	430
	-	-	810
Property, plant and equipment charges (2)			
High Performance Foams	**441**	-	559
Printed Circuit Materials	**-**	-	800
Other	**-**	-	16,382
	441	-	17,741
Severance (3)	**-**	-	4,920
Total charges	**$ 441**	$ -	$ 23,471

(1) These amounts were included in cost of sales on our consolidated statements of operations.
(2) These amounts are included in restructuring and impairment charges on our consolidated statements of operations.
(3) These amounts have been included in restructuring and impairment charges on our consolidated statements of operations.

2011

In the first quarter of 2012, we signed an agreement to sell our facility in Richmond, Virginia for $1.5 million. We acquired this facility as part of the acquisition of MTI Global Inc. and subsequently moved operations from Richmond to our High Performance Foams manufacturing facility in Carol Stream, Illinois, so the facility has been vacant and classified as held for sale since 2009. This facility had a book value of approximately $1.8 million prior to the signing of the agreement, and we recorded an impairment charge of approximately $0.4 million as of December 31, 2011, which represents the write down to the selling price less approximately $0.1 million of estimated selling costs. We expect the transaction to close in the second quarter of 2012.

2009

During 2009, we recorded approximately $23.5 million in restructuring and impairment charges (of which $0.8 million was recorded in "Cost of Sales" on our consolidated statements of operations). The restructuring and impairment charges were comprised of the following:

- $17.7 million in charges related to the impairment of certain long-lived assets in the following operating segments: Other, for the business of Flexible Circuit Materials ($7.7 million) and the business of Custom Electrical Components ($8.6 million), High Performance Foams ($0.6 million) and Printed Circuit Materials ($0.8 million); and
- $4.9 million in severance related to a global workforce reduction; and
- $0.8 million in charges related to additional inventory reserves related to the restructuring of our Custom Electrical Components and Flexible Circuit Materials operating segments, which was recorded in "Cost of sales" on our consolidated statements of operations.

These charges are discussed in greater detail below.

- Flexible Circuit Materials

In the second quarter of 2009 as part of our strategic planning process, our management team determined that we would exit the flexible circuit materials market and effectively discontinue any new product development or research in this area. Over the previous several years, the flexible circuit materials market had experienced increased commoditization of its products, resulting in increased competition and extreme pricing pressures. In 2008, we had taken certain initial actions to streamline our flexible circuit materials business, including shifting production of certain products to our joint venture in Taiwan, and retaining only certain, higher margin products. However, in 2009, we determined that the future markets for these products were very limited and did not fit with the strategic direction of the Company. Therefore, we determined that we would immediately stop production of certain remaining flexible circuit materials products and continue to support only select customers for a limited time period going forward, ultimately resulting in the abandonment of our wholly-owned flexible circuit materials business.

As a result of these management decisions, we determined it appropriate to evaluate the assets related to this business for potential impairment. This analysis resulted in an impairment charge related to specific equipment located in our Belgian facility. This equipment was to be used primarily for the development of certain flexible circuit materials-related products; however, based on the decision to abandon the business, this equipment was no longer of use to us. We recognized an impairment charge of approximately $6.0 million related to this equipment and wrote it down to an estimated salvage value of approximately $2.0 million. This charge was reported in the "Restructuring and impairment" line item in our consolidated statements of operations.

We also recorded an impairment charge on a building located in Suzhou, China that was built to support our flexible circuit materials business in the Asian marketplace. The impairment charge was reported in the "Restructuring and impairment" line item in our consolidated statements of operations. In the first quarter of 2011 we sold this building.

Further, as part of the decision to exit the flexible circuit materials business, we recorded additional reserves on certain inventory that will no longer be sold, of approximately $0.4 million. This charge was reported as part of "Cost of sales" in our consolidated statements of operations.

Lastly, we also recorded an impairment charge in 2009 on certain other assets pertaining to the flexible circuit materials business in Asia of approximately $0.1 million, which was reported in the "Restructuring and impairment" line item in our consolidated statements of operations.

These charges were reported in our Other reportable segment.

- Custom Electrical Components

Over the past few years, our Printed and Custom Electrical Components (CEC) electroluminescent (EL) lamp business has steadily declined as new technologies have emerged to replace these lamps in cell phone and other related applications. In the second quarter of 2007, we took initial steps to restructure the CEC business for this decline, as we shifted the majority of manufacturing to our China facility and recorded impairment charges on certain U.S. based assets. Since that time, we have continued to produce EL lamps out of our China facility at gradually declining volumes and our management team has initiated efforts to develop new product applications using our screen printing technology. Our initial forecasts indicated the potential for new applications to go to market in the second half of 2009; however, we had not successfully developed any new applications that would generate material cash flows in the future. We concluded that this situation, plus the fact that our EL lamp production was primarily limited to automotive applications as there were no longer material sales into the handheld market as of the second quarter of 2009, was an indicator of impairment. The resulting analysis concluded that these assets should be treated as "abandoned", as they are not in use and we did not anticipate the assets being placed in use in the near future. As such, these assets were written down to their current fair value, which in this case approximates salvage value as there is not a readily available market for these assets since the technology is becoming obsolete. Therefore, we recorded an impairment charge of approximately $4.6 million related to these assets, resulting in a remaining book value of approximately $0.7 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statement of operations.

Further, as a result of reaching end of life on certain handheld applications, we recorded additional inventory reserves of approximately $0.4 million, as this inventory no longer had any value or future use. This charge was reported as part of "Cost of sales" in our consolidated statements of operations.

During the fourth quarter of 2009, as a result of the continued decline in the CEC business, as described above, we made the decision to market for sale the CEC facility located in Chandler, Arizona. As a result of this decision, the fair value of the building was appraised at approximately $7.1 million, resulting in an impairment charge of $4.0 million. This charge was reported in the "Restructuring and impairment" line item in our consolidated statement of operations. The building does not meet the definition of an asset-held-for-sale, per the relevant accounting guidance, and therefore it will continue to be classified as "Property, plant and equipment" on our consolidated statement of financial position at December 31, 2011 and 2010.

These charges were reported in our Other reportable segment.

- High Performance Foams

During the fourth quarter of 2009, we recorded an impairment charge of $0.6 million on our manufacturing facility located in Richmond, Virginia which was acquired as part of the acquisition of certain assets of MTI Global Inc. The building was classified as an "asset held for sale" when acquired in the second quarter of 2009. Market conditions at the time resulted in the 2009 fourth quarter impairment charge.

This charge was recorded in our High Performance Foams operating segment.

- Printed Circuit Materials

Early in 2008, management determined based on forecasts at that time, that we would need additional capacity for our high frequency products later that year. Management had already undertaken initiatives to build additional capacity through a new facility on our China campus, but needed a solution to fill interim capacity needs. Therefore, we initiated efforts to move idle equipment from our Belgian facility to our Arizona facility and incurred costs of approximately $0.8 million due to these efforts. At the end of 2008, our overall business began to decline due in part to the global recession, and management determined that we would not need this equipment at that time but that we would still need certain capacity later in 2009 prior to the China capacity coming on line. However, in 2009, business did not recover as quickly as anticipated and we believed that we would not need this equipment as we had sufficient capacity to meet our current needs and the China facility would be available in time to satisfy any increase in demand. Therefore, we determined that the costs incurred related to the relocation of this equipment should be impaired and equipment purchased or refurbished as part of the relocation should be written down to an estimated salvage value, resulting in a charge of approximately $0.8 million, which is reflected in the "Restructuring and impairment" line item on our consolidated statements of operations.

These charges were reported in our Printed Circuit Materials operating segment.

- Severance

In the first half of 2009, we announced certain cost reduction initiatives that included a workforce reduction and a significant reduction in our operating and overhead expenses in an effort to better align our cost structure with the lower sales volumes experienced at the end of 2008 and in 2009. As a result, we recognized approximately $4.7 million in severance charges in 2009, and paid out approximately $3.8 million in severance during 2009.

A summary of the activity in the severance accrual as of December 31, 2010 is as follows:

(Dollars in thousands)		
Balance at December 31, 2009	$	1,088
Provisions		-
Payments		(1,088)
Balance at December 31, 2010	$	-

These charges were included in the "Restructuring and impairment charges" line item on our consolidated statements of operations and were reported across all segments.

NOTE 17 - DISCONTINUED OPERATIONS

In the fourth quarter of 2011, we made the strategic decision to end the operations of our Thermal Management Solutions operating segment. We had invested in its operations in the last few years, but had difficulty gaining traction in the market and working through issues in the manufacturing process. Therefore, we determined that we would not achieve future success in this operation and chose to end operations rather than invest further. In the fourth quarter of 2011, we recorded an impairment charge of $1.3 million, related to this discontinued operation, which is recorded as part of the loss from discontinued operations in the accompanying consolidated statements of operations . For the fiscal years 2011, 2010 and 2009, respectively, $6.8 million, $3.8 million, and $3.7 million of operating losses, net of tax, have been reflected as discontinued operations in the accompanying consolidated statements of operations. Net sales associated with the discontinued operation were $0.9 million, $1.0 million and $0.2 million, respectively, for fiscal 2011, 2010 and 2009.

NOTE 18 – RECENT ACCOUNTING STANDARDS

Fair Value Measurement

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU No. 2011-04). ASU No. 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU No. 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of this standard to materially effect our financial condition and results of operations.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* (ASU No. 2011-05). ASU No. 2011-05 amended ASC 320, *Comprehensive Income,* to converge the presentation of comprehensive income between U.S GAAP and IFRS. ASU No. 2011-05 requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements and also requires reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU No. 2011-05 will affect the presentation of comprehensive income but will not impact our financial condition or results of operations.

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other (ASC Topic 350): Testing for Goodwill Impairment* (ASU No. 2011-08). ASU No. 2011-08 provides a company the option to first assess qualitative factors to determine whether the existence of certain conditions leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, a company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. However, if a company concludes otherwise, then it is required to perform the two-step goodwill impairment test. ASU No. 2011-08 is effective for fiscal years that begin after December 15, 2011. We do not expect the adoption of this standard to materially effect our financial condition and results of operations.

NOTE 19 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2011 and 2010.

(Dollars in thousands, except per share amounts)	**2011**			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	**$ 135,928**	**$ 143,501**	**$ 147,344**	**$ 126,377**
Gross Margin	**42,542**	**48,571**	**50,746**	**37,221**
Net income	**11,065**	**13,432**	**15,661**	**3,648**
Net income per share:				
Basic	**$ 0.70**	**$ 0.84**	**$ 0.97**	**$ 0.23**
Diluted	**0.67**	**0.81**	**0.92**	**0.22**

(Dollars in thousands, except per share amounts)	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 83,746	$ 96,414	$ 101,049	$ 96,992
Gross Margin	30,793	37,136	36,974	32,541
Net income	7,567	9,249	9,735	11,769
Net income per share:				
Basic	$ 0.48	$ 0.59	$ 0.62	$ 0.74
Diluted	0.48	0.58	0.61	0.73

NOTE 19 – SUBSEQUENT EVENTS

There were no events subsequent to December 31, 2011 that we believe could have a material effect on our financial statements as of December 31, 2011, or are of such significance that would require mention as a subsequent event in order to make the financial statements not misleading.

SCHEDULE II

ROGERS CORPORATION AND CONSOLIDATED SUBSIDIARIES
Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

(Dollars in thousands)

	Balance at Beginning of Period	Charged to (Reduction of) Costs and Expenses	Taken Against Allowance	Other (Deductions) Recoveries	Balance at End of Period
December 31, 2011	$ 1,630	$ 680	$ (1,270)	$ -	$ 1,040
December 31, 2010	4,867	(66)	(3,355)	184	1,630
December 31, 2009	1,171	3,704	(158)	150	4,867

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), as of December 31, 2011. The Company's disclosure controls and procedures are designed (i) to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management, Board of Directors and shareholders regarding the preparation and fair presentation of the Company's published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management's assessment of the effectiveness of our internal control over financial reporting as of fiscal year end 2011 did not include a material acquisition consummated during fiscal year 2011. Specifically, the Company acquired Curamik Electronics, GmbH. (Curamik) during the first quarter of 2011. Curamik represented $265.3 million in total assets and $132.9 million in total revenues on our fiscal year 2011 consolidated financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on the results of this assessment, management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, has also issued an audit report on the Company's internal control over financial reporting, which report appears herein below.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Rogers Corporation

We have audited Rogers Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Rogers Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying management's report on internal control over financial reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Curamik Electronics, GmbH, which is included in the 2011 consolidated financial statements of Rogers Corporation and constituted $265.3 million and $161.1 million of total and net assets, respectively, as of December 31, 2011 and $132.9 million and $11.4 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Rogers Corporation also did not include an evaluation of the internal control over financial reporting of Curamik Electronics, GmbH.

In our opinion, Rogers Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rogers Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2011 of Rogers Corporation and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Providence, Rhode Island
February 17, 2012

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to the Directors, Executive Officers and Corporate Governance set forth under the captions "Nominees for Director", "Director Qualifications and Experience", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Board of Directors - Meetings of Certain Committees" in our Definitive Proxy Statement for our 2012 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act. Information with respect to Executive Officers of the Company is presented in Part I, Item 1 of this report and is hereby incorporated into the Item 10 by reference.

Code of Ethics

We have adopted a code of business conduct and ethics, which applies to all employees, officers and directors of Rogers. The code of business conduct and ethics is posted on our website at http://www.rogerscorp.com. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver of, a provision of the code of business conduct and ethics for the Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer (or others performing similar functions) by posting such information on our website. Our website is not incorporated into or a part of this Form 10-K.

Item 11. Executive Compensation

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Executive Compensation set forth under the captions "Board of Directors - Directors' Compensation", "Board of Directors - Meetings of Certain Committees", "Compensation Discussion and Analysis", "Compensation and Organization Committee Report" and "Executive Compensation" in our Definitive Proxy Statement for our 2012 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

EQUITY COMPENSATION PLAN INFORMATION

The table and footnotes below describe those equity compensation plans approved and not approved by security holders of Rogers Corporation as of December 31, 2011, the end of the Company's fiscal year.

EQUITY COMPENSATION PLANS AS OF DECEMBER 31, 2011

	(a)	*(b)*	*(c)*
Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (5)*	*Weighted average exercise price of outstanding options, warrants and rights (5)*	*Number of securities remaining available for future issuance under each equity compensation plan excluding securities referenced in column (a) (6)*
Equity Compensation Plans Approved by Security Holders			
Rogers Corporation 1988 Stock Option Plan	37,790	$51.94	-
Rogers Corporation 1994 Stock Compensation Plan	18,417	$44.51	-
Rogers Corporation 1998 Stock Incentive Plan	210,980	$39.02	-
Rogers Corporation 2005 Equity Compensation Plan	821,091	$41.34	-
Rogers Corporation 2009 Long-Term Equity Compensation Plan	726,099	$27.39	205,063
Rogers Corporation Global Stock Ownership Plan For Employees *(1)*	-	-	227,050
Equity Compensation Plans Not Approved by Security Holders			
Rogers Corporation 1990 Stock Option Plan *(2)*	564,232	$42.86	-
Rogers Corporation Stock Acquisition Program *(3)*	-	-	120,883
Inducement Awards for a new CEO *(4)*	23,200	37.05	-
Total *(5)*	2,401,809	$37.43	552,996

(1) This is an employee stock purchase plan within the meaning of Section 432(b) of the Internal Revenue Code of 1986, as amended.

(2) The Rogers Corporation 1990 Stock Option Plan was adopted in 1990 to award officers and key employees of Rogers with stock option grants. Under this plan, options generally have an exercise price equal to at least the fair market value of Rogers' stock as of the date of grant. Regular options generally have a ten-year life and generally vest in one-third increments on the second, third and fourth anniversary dates of the grant, except for the grants made to most employees in 2004 and 2005. Such 2004 and 2005 stock options were immediately vested upon grant, but any shares acquired upon option exercise during the first four years after the grant date could not be sold during the four year period if the individual was still actively employed at Rogers. Termination of employment because of retirement, or for certain other reasons, may shorten the vesting schedule, the expiration date or eliminate the aforementioned sales restriction.

(3) *The purpose of the Stock Acquisition Program is to enable non-management directors and executive officers to acquire shares of Rogers' common stock in lieu of cash compensation at the then current fair market value of such common stock.*

(4) *Bruce D. Hoechner was granted three equity awards when he joined Rogers Corporation as its new President and Chief Executive Officer in October of 2011. This consisted of two time-based restricted stock unit awards with different vesting schedules and the non-qualified stock option, shown in the table above. The Board of Directors (including a majority of its independent directors) approved these equity inducement awards in reliance on an employment inducement exception to shareholder approval provided for in the New York Stock Exchange governance rules.*

(5) *Does not include deferred stock units, restricted stock or phantom stock units. As of 12/31/2011, 25,700 shares were reserved for deferred stock unit awards, 282,477 shares were reserved for restricted stock awards and 22,547 shares were reserved for phantom stock units related to the deferral of compensation ultimately to be paid in Rogers stock.*

(6) *On May 7, 2009, shareholders approved the Rogers Corporation 2009 Long-Term Equity Compensation Plan and as of that date no further equity awards will be made pursuant to the provisions of the Rogers Corporation (i)1988 Stock Option Plan, (ii) 1994 Stock Compensation Plan, (iii) 1998 Stock Incentive Plan, (iv) 2005 Equity Compensation Plan and (v) 1990 Stock Option Plan. For this reason a zero(i.e. a dash) appears in the applicable rows of this column. The number for the 2009 Long-Term Equity Compensation Plan has been reduced by shares reserved for restricted stock awards and deferred stock units.*

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters set forth under the captions "Stock Ownership of Management" and "Beneficial Ownership of More Than Five Percent of Rogers Stock" in our Definitive Proxy Statement for our 2012 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Certain Relationships and Related Transactions and Director Independence as set forth under the captions "Related Party Transactions" and "Board of Directors-Director Independence" in our Definitive Proxy Statement for our 2012 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Item 14. Principal Accountant Fees and Services

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Accountant Fees and Services set forth under the caption "Fees of Independent Registered Public Accounting Firm" in our Definitive Proxy Statement for our 2012 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)

(1) and (2) Financial Statements and Schedules – See Item 8.

The following consolidated financial statements of the Company are included in Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Position
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

Schedules are omitted because they are not applicable, or are not required, or because the information is included in the consolidated financial statements and notes thereto.

(3) Exhibits.

The following list of exhibits includes exhibits submitted with this Form 10-K as filed with the SEC and those incorporated by reference to other filings.

2.1 Asset Purchase Agreement, dated as of March 23, 2009, by and among the Registrant, MTI Global Inc., MTI Specialty Silicones Inc., and MTI Leewood Germany GmbH, filed as Exhibit 2.1 to the Registrant's Form 10-Q filed on May 5, 2009*+.

2.1.1 Amendment to Asset Purchase Agreement, dated as of April 30, 2009, by and among the Registrant, MTI Global Inc. and its wholly-owned subsidiaries, MTI Specialty Silicones Inc., and MTI Leewood Germany GmbH, filed as Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 4, 2009*+.

2.2 Acquisition Agreement, dated as of March 23, 2010, by and among the Registrant, SK Chemicals Co., Ltd. and SK Utis Co., Ltd., filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2010*.

2.3 Share Purchase and Transfer Agreement, dated December 31, 2010, among Rogers, Electrovac Curamik GmbH, Curamik Electronics GmbH, and DZ Equity Partner GmbH, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on January 10, 2011*.

3.1 Restated Articles of Organization of Rogers Corporation, as amended, filed as Exhibit 3a to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

3.2 Amended and Restated Bylaws of Rogers Corporation, effective October 2, 2008, filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 7, 2008*.

4.1 Certain Long-Term Debt Instruments, each representing indebtedness in an amount equal to less than 10 percent of the Registrant's total consolidated assets, have not been filed as exhibits to this Annual Report on Form 10-K. The Registrant hereby agrees to furnish these instruments with the Commission upon request.

4.2 Shareholder Rights Agreement, dated as of February 22, 2007, between the Registrant and Registrar and Transfer Company, as Rights Agent, filed as Exhibit 4.1 to the Registrant's registration statement on form 8-A filed on February 23, 2007*.

10.1 Rogers Corporation 2004 Annual Incentive Compensation Plan**, filed as Exhibit 10c to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. Amendment to Rogers Corporation Annual Incentive Compensation Plan**, filed as Exhibit II to the Registrant's Definitive Proxy Statement, filed on March 20, 2009. Second Amendment to Rogers Corporation Annual Incentive Compensation Plan**, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 17, 2010*. Third Amendment to Rogers Corporation Annual Incentive Compensation Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 14, 2011*. Fourth Amendment to Rogers Corporation Annual Incentive Compensation Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 18, 2011*.

10.2 Rogers Corporation 1988 Stock Option Plan (the 1988 Plan)** (as amended December 17, 1988, September 14, 1989, October 23, 1996, April 18, 2000, June 21, 2001, August 22, 2002, December 5, 2002 and October 27, 2006). The 1988 plan, the 1988 amendment, and the 1989 amendment were filed as Exhibit 10d to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 1995 (the 1994 Form 10-K)*. The 1996 amendment was filed as Exhibit 10d to the 1996 Form 10-K*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment and December 5, 2002 were filed as Exhibit 10d to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10.3 The Amended and Restated Rogers Corporation 1990 Stock Option Plan (the 1990 Plan)** (amended on October 18, 1996, December 21, 1999, April 18, 2000, June 21, 2001, August 22, 2002, October 7, 2002, December 5, 2002 and October 27, 2006) was filed as Exhibit 99.1 to Registration Statement No. 333-14419 on Form S-8 dated October 18, 1996*. The December 21, 1999 amendment was filed as Exhibit 10e to the 1999 Form 10-K*. The October 7, 2002 amendment was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment and December 5, 2002 amendment was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10.4 The Amended and Restated Rogers Corporation 1994 Stock Compensation Plan** (amended on October 17, 1996, December 18, 1997, April 18, 2000, June 21, 2001, August 22, 2002, December 5, 2002 and October 27, 2006) was filed as Exhibit 10h to the 1996 Form 10-K*. The December 18, 1997 amendment was filed as Exhibit 10h to the 1997 Form 10-K*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment, and December 5, 2002 amendment were filed as Exhibit 10h to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10.5 The Amended and Restated Rogers Corporation Voluntary Deferred Compensation Plan for Non-Management Directors** (amended and restated effective as of October 24, 2007) was filed as Exhibit 10i to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2007*. The July 30, 2009 amendment was filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*. The December 7, 2010 amendment was filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010*.

10.6 The Amended and Restated Rogers Corporation Voluntary Deferred Compensation Plan for Key Employees** (amended and restated effective as of October 24, 2007) was filed as Exhibit 10j to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2007*. The May 20, 2008 amendment was filed as Exhibit 10j to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2008*. The July 30, 2009 amendment was filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*. The February 10, 2010 amendment was filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed February 17, 2010*. The December 7, 2010 amendment was filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010*.

10.7 Rogers Corporation Long-Term Enhancement Plan for Senior Executives of Rogers Corporation** (December 18, 1997, as amended April 4, 2000, October 7, 2002, and December 5, 2002). The April 4, 2000 amendment was file as Exhibit 10k to the 2000 Form 10-K*. The October 7, 2002 amendment was filed as Exhibit 10k to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The December 5, 2002 amendment was filed as Exhibit 10k to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*.

10.8 Rogers Corporation 1998 Stock Incentive Plan** (1998, as amended September 9, 1999, December 21, 1999, April 18, 2000, June 21, 2001, October 10, 2001, August 22, 2002, November 7, 2002, December 5, 2002, February 19, 2004, and October 27, 2006). The 1998 Plan was filed as Registration Statement No. 333-50901 on April 24, 1998*. The September 9, 1999 and December 21, 1999 amendments were filed as Exhibit 10l to the 1999 Form 10-K*. The October 10, 2001 and November 7, 2002 amendments were filed as Exhibit 10l to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 *. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment, December 5, 2002 amendment and February 19, 2004 amendment were filed as Exhibit 10l to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The April 28, 2005 amendment was filed as Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on May 2, 2005*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10.9 Rogers Corporation Executive Supplemental Agreement** (as amended April 29, 2004) for the Chairman of the Board and Chief Executive Officer, dated December 5, 2002, was filed as Exhibit 10n to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The April 29, 2004 amendment was filed as Exhibit 10n to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10.10 Rogers Corporation Amended and Restated Pension Restoration Plan** was filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 17, 2008*. The September 30, 2009 amendment was filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*. The December 7, 2010 amendment was filed as Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010*.

10.11 Form of 1991 Special Severance Agreement**, filed as Exhibit 10s to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10.12 Schedule of 1991 Special Severance Agreements**, filed as Exhibit 10t to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10.13 Form of Indemnification Agreement for Officers**, filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K on December 14, 2004*.

10.14 Schedule of Indemnification Agreements for Officers**, filed herewith.

10.15 Form of Indemnification Agreement for Directors**, filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K on December 14, 2004*.

10.16 Schedule of Indemnification Agreements for Directors**, filed herewith.

10.17 Change in Control Severance Agreement**, dated March 3, 2004, by and between the Registrant and Robert C. Daigle, filed as Exhibit 10y to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10.18 Change in Control Severance Agreement**, dated October 2, 1991, by and between the Registrant and Robert D. Wachob, filed as Exhibit 10z to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*. Amended and Restated Officer Special Severance Agreement with Robert D. Wachob**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*. Amended and Restated Officer Special Severance Agreement by and between the Registrant and Robert D. Wachob **, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2010*.

10.19 Change in Control Severance Agreement**, dated October 2, 1991, by and between the Registrant and Robert M. Soffer, filed as Exhibit 10aa to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10.20 Change in Control Severance Agreement**, dated March 3, 1996, by and between the Registrant and John A. Richie, filed as Exhibit 10ab to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10.21 Change in Control Severance Agreement**, dated March 3, 2004, by and between the Registrant and Paul B. Middleton, filed as Exhibit 10ac to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10.22 Officer Special Severance Agreement**, dated February 1, 2006, by and between the Registrant and Dennis M. Loughran, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 6, 2006*. Amended and Restated Officer Special Severance Agreement with Dennis M. Loughran**, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10.23 Revised Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.

10.24 Revised Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10ag-1 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.25 Form of Non-Qualified Stock Option Agreement (For Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10.3 to the Registrant's registration statement on Form S-8 dated April 28, 2005, and filed on April 29, 2005)*.

10.26 Revised Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.

10.27 Revised Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10ah-2 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.28 Revised Form of Restricted Stock Agreement under the 2005 Plan**, filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*

10.29 Rogers Corporation 2005 Equity Compensation Plan** (the 2005 Plan), filed as Exhibit 10.1 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*. First Amendment to the 2005 Plan, filed as Exhibit 10aj-1 to the Registrant's Quarterly Report on Form 10-Q filed November 10, 2006*. Second Amendment to the 2005 Plan, filed as Exhibit 10aj-2 to the Registrant's Quarterly Report on Form 10-Q filed November 10, 2006*. Third Amendment to the 2005 Plan filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 9, 2008*. Fourth Amendment to the 2005 Plan filed as Exhibit 10aj-9 to the Registrant's Quarterly Report on Form 10-Q filed on November 5, 2008*.

10.30 Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10.2 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*.

10.31 Form on Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10.4 to the Registrant's registration statement on Form S-8 filed on April 20, 2005*.

10.32 Amended Form of Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10al-1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2006*.

10.33 Amended Form of Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10al-2 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.34 Form of Non-Qualified Stock Option Agreement (for Non-Employee Directors) under the 2005 Plan**, filed as Exhibit 10.5 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*.

10.35 Revised Form of Non-Qualified Stock Option Agreement (for Non-Employee Directors) under the 2005 Plan**, filed as Exhibit 10am-1 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.36 Form of Stock Appreciation Right Agreement under the 2005 Plan**, filed as Exhibit 10.6 to the Registrant's registration statement on Form S-8 filed April 29, 2005*.

10.37 Form of Restricted Stock Agreement under the 2005 Plan**, filed as Exhibit 10.7 to the Registrant's registration statement on Form S-8 filed April 29, 2005*.

10.38 Form of Performance-Based Restricted Stock Award Agreement under the 2005 Plan**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 22, 2006 and as amended on Form 8-K/A filed on May 10, 2006*.

10.39 Form of Non-Qualified Stock Option Agreement (without vesting) under the 1988 Plan**, filed as Exhibit 10aq to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.40 Form of Non-Qualified Stock Option Agreement (with vesting) under the 1988 Plan**, filed as Exhibit 10ar to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.41 Form of Non-Qualified Stock Option Agreement (with vesting) under the 1988 Plan**, filed as Exhibit 10as to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.42 Form of Non-Qualified Stock Option Agreement (for Officers, Employees, and Other Key Persons, with vesting) under the 1988 Plan**, filed as Exhibit 10at to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.43 Form of Non-Qualified Stock Option Agreement (for Officers, Employees, and Other Key Persons, without vesting) under the 1988 Plan**, filed as Exhibit 10au to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.44 Form of Non-Qualified Stock Option Agreement (without vesting) under the 1990 Plan**, filed as Exhibit 10av to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.45 Form of Non-Qualified Stock Option Agreement (for Employees, with vesting) under the 1994 Plan**, filed as Exhibit 10aw to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.46 Form of Non-Qualified Stock Option Agreement (for Employees, without vesting) under the 1994 Plan**, filed as Exhibit 10ax to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.47 Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10ay to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.48 Form of Incentive Stock Option Agreement (with vesting) under the 2005 Plan**, filed as Exhibit 10az to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10.49 Summary of October 27, 2006 Board of Directors Approved Amendments to (i) Rogers Corporation 1988 Stock Option Plan, as amended**, (ii) Rogers Corporation 1990 Stock Option Plan, as restated and amended**, (iii) Rogers Corporation 1994 Stock Compensation Plan, as restated and amended** and (iv) Rogers Corporation 1998 Stock Incentive Plan, as amended, and to Certain Other Employee Benefit or Compensation Plans**, filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10.50 Form of Nonqualified Stock Option Agreement (for Key Employees, with vesting) under the Rogers Corporation 1990 Stock Option Plan, as amended and restated**, filed as Exhibit 10aac to the Registrant's Quarterly Report on Form 10-Q filed May 4, 2007*.

10.51 Officer Special Severance Agreement with Michael L. Cooper**, filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10.52 Rogers Compensation Recovery Policy**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 19, 2009*.

10.53 Rogers Corporation 2009 Long-Term Equity Compensation Plan (the 2009 Plan), filed as Exhibit I to the Registrant's Definitive Proxy Statement, filed on March 20, 2009*. Amended Rogers Corporation 2009 Long-Term Equity Compensation Plan, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed August 2, 2011*.

10.54 Form of Performance-Based Restricted Stock Award Agreement under the 2009 Plan**, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed August 2, 2011*.

10.55 Form of Basic Time-Based Restricted Stock Unit Award Agreement under the 2009 Plan**, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed August 2, 2011*.

10.56
Form of Non-Qualified Stock Option Agreement (For Officers and Employees) under the 2009 Plan**, filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed August 4, 2009*.

10.57 Form of Non-Qualified Stock Option Agreement (For Officers and Employees) under the 2009 Plan**, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

10.58 Form of Performance-Based Restricted Stock Award Agreement under the 2009 Plan**, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

10.59 Form of Restricted Stock Agreement under the 2009 Plan**, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

10.60 Secured Revolving Credit Agreement, dated November 23, 2010, with (i) JPMorgan Chase Bank, N.A. as administrative agent; (ii) HSBC Bank USA, National Association; (iii) RBS Citizens, National Association; (iv) Fifth Third Bank; and (v) Citibank, N.A., filed as Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010*. Amended and Restated Credit Agreement, dated July 13, 2011, with (i) JPMorgan Chase Bank, N.A. as administrative agent; (ii) HSBC Bank USA, National Association; (iii) RBS Citizens, National Association; (iv) Fifth Third Bank; and (v) Citibank, N.A., filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 1, 2011*.

10.61 Pledge and Security Agreement, dated as of November 23, 2010, by and among the Registrant and World Properties, Inc., filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010*.

10.62 Guaranty Agreement, dated as of November 23, 2010, by and among World Properties, Inc. in favor of JPMorgan Chase Bank, N.A., filed as Exhibit 10.75 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010*.

10.63 Indemnification Agreement (Officer Form), entered into on February 24, 2011, by and between the Registrant and Roland Schmider**, the form of which was filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed December 14, 2004*.

10.64 Executive Transition Agreement by and between the Registrant and Robert D. Wachob, dated August 5, 2011**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed August 5, 2011*. Amendment to Executive Transition Agreement by and between the Registrant and Robert D. Wachob, dated September 21, 2011**, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed September 26, 2011*.

10.65 Letter Agreement between the Registrant and Bruce D. Hoechner, dated September 15, 2011 and accepted on September 20, 2011**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 26, 2011*.

10.66 Indemnification Agreement (Officer Form), entered into on September 20, 2011, by and between the Registrant and Bruce D. Hoechner**, the form of which was filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed September 26, 2011*.

21 Subsidiaries of the Registrant, filed herewith.

23.1 Consent of Marsh U.S.A., Inc., filed herewith.

23.2 Consent of National Economic Research Associates, Inc., filed herewith.

23.3 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.

31.1 Certification of President and Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

31.2 Certification of Vice President, Finance and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

32 Certification of President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

101 The following materials from Rogers Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position for the fiscal years ended December 31, 2011 and 2010; (ii) Consolidated Statements of Operations for the fiscal years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Shareholders' Equity for the fiscal years ended December 31, 2011, 2010 and 2009; and (iv) Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements***++.

* In accordance with Rule 12b-23 and Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the SEC, which documents are hereby incorporated by reference.

** Management Contract.

*** IN ACCORDANCE WITH A CONTINUING HARDSHIP EXEMPTION OBTAINED UNDER RULE 202 OF REGULATION S-T, THE INTERACTIVE DATA FILE IS NOT REQUIRED TO BE SUBMITTED. BECAUSE THE EXEMPTION GRANTED WAS REQUESTED FOR THE LIMITED PURPOSE OF DEFERRING, UNTIL THE REGISTRANT'S FIRST REPORT CONTAINING FINANCIAL STATEMENTS FOR A PERIOD ENDING AFTER JUNE 15, 2012 , THE REGISTRANT'S OBLIGATION TO COMPLY WITH THE REQUIREMENTS SET FORTH IN RULES 405(D)(2)-(4) OF REGULATION S-T FOR DETAILED TAGGING OF FINANCIAL STATEMENT FOONOTES, THE REGISTRANT HAS SUBMITTED THE INTERACTIVE DATA FILE IN FULL COMPLIANCE WITH THE APPLICABLE INTERACTIVE DATA SUBMISSION RULES, OTHER THAN THOSE OF RULES 405(D)(2)-(4) OF REGULATION S-T.

\+ Confidential Treatment granted for the deleted portion of this Exhibit.

++ Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS CORPORATION
(Registrant)

/s/ Bruce D. Hoechner
Bruce D. Hoechner
President and Chief Executive Officer
Principal Executive Officer

Dated: February 17, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 17, 2012, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ Bruce D. Hoechner
Bruce D. Hoechner
President and Chief Executive Officer
Director
Principal Executive Officer

/s/ J. Carl Hsu
J. Carl Hsu
Director

/s/ Dennis M. Loughran
Dennis M. Loughran
Vice President, Finance, Chief Financial Officer and Principal Financial Officer

/s/ Carol R. Jensen
Carol R. Jensen
Director

/s/ Ronald J. Pelletier
Ronald J. Pelletier
Corporate Controller and
Principal Accounting Officer

/s/ Eileen S. Kraus
Eileen S. Kraus
Director

/s/ Michael F. Barry
Michael F. Barry
Director

/s/ William E. Mitchell
William E. Mitchell
Director

/s/ Charles M. Brennan, III
Charles M. Brennan, III
Director

/s/ Robert G. Paul
Robert G. Paul
Director

/s/ Gregory B. Howey
Gregory B. Howey
Director

/s/ Peter C. Wallace
Peter C. Wallace
Director

Corporate Headquarters

One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
PHONE: 860.774.9605

Other Information

Company founded – 1832
Incorporated in Massachusetts – 1927

The Company's press releases, annual report, and other information can be accessed through its home page at http://www.rogerscorp.com

Annual Meeting

The annual meeting of shareholders of the Company will be held at 10:30 a.m. on May 4, 2012, at the Hilton Boston Logan Airport Hotel, One Hotel Drive, Boston, MA 02128

Transfer Agent and Registrar

Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact Rogers' transfer agent and registrar:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
PHONE: 800.368.5948
www.rtco.com

Dividend and Market Information

Rogers Corporation stock trades on the New York Stock Exchange under the ticker symbol ROG.

Rogers does not currently pay a dividend.

Independent Registered Public Accounting Firm

Ernst & Young LLP
40 Westminster Street
Providence, RI 02903

Conference Calls

Rogers Corporation conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, or access archived copies of previous calls, or listen in to live webcasts, visit the website at www.rogerscorp.com

Published Financial Reports

The 2011 Form 10-K filed with the Securities and Exchange Commission ("SEC") and other published financial reports are accessible through the EDGAR database of the SEC website or without charge, upon request to:

Rogers Corporation
One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
ATTN: Vice President and Secretary

Investor Information

The Investor Relations section of Rogers' corporate website (www.rogerscorp.com) contains a wealth of valuable information ranging from financial news releases to archived (audio) copies of investor conference calls.

For additional information, or to obtain copies of printed investor materials, please contact:

William J. Tryon
Manager of Investor and Public Relations
Phone: 860.779.4037
EMAIL: william.tryon@rogerscorp.com

Capital Stock Market Prices

The Company's capital stock is traded on the New York Stock Exchange. The following table sets forth the high and low prices during each quarter of the last two years on a per share basis:

	2011		2010	
	HIGH	**LOW**	HIGH	LOW
Fourth	**$45.33**	**$35.88**	$38.40	$30.40
Third	**52.44**	**38.39**	32.62	26.27
Second	**48.00**	**39.96**	35.19	26.49
First	**47.99**	**38.91**	32.07	23.57


ROGERS
CORPORATION

One Technology Drive
P.O. Box 188
Rogers, Connecticut 06263-0188
PHONE: 860.774.9605
WEBSITE: www.rogerscorp.com